    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 4, 1997



                                                      REGISTRATION NO. 333-18791

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                          GENERAL CIGAR HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    2100                                   13-3922128
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                                                                               EDGAR M. CULLMAN, JR., PRESIDENT
                                                                                 AND CHIEF EXECUTIVE OFFICER
                    387 PARK AVENUE SOUTH                                        GENERAL CIGAR HOLDINGS, INC.
                NEW YORK, NEW YORK 10016-8899                                       387 PARK AVENUE SOUTH
                        (212) 448-3800                                          NEW YORK, NEW YORK 10016-8899
         (Address, including zip code, and telephone                                    (212) 448-3800
         number, including area code, of registrant's             (Name, address, including zip code, and telephone number,
                 principal executive offices)                             including area code, of agent for service)

                                                          COPIES TO:
                 R. RONALD HOPKINSON, ESQUIRE                                     STEVEN R. FINLEY, ESQUIRE
                       LATHAM & WATKINS                                          GIBSON, DUNN & CRUTCHER LLP
                       885 THIRD AVENUE                                                200 PARK AVENUE
                   NEW YORK, NEW YORK 10022                                        NEW YORK, NEW YORK 10166
                        (212) 906-1200                                                  (212) 351-4000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT
BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS
FEBRUARY  , 1997



                                6,000,000 SHARES

    [LOGO]
                                 GENERAL CIGAR
                              CLASS A COMMON STOCK



    All of the 6,000,000 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), offered hereby (the "Offering") are being sold by General Cigar Holdings, Inc.



    Each share of Class A Common Stock entitles its holder to one vote. Each share of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), of the Company entitles its holder to ten votes. All of the shares of Class B Common Stock are owned by Culbro Corporation (NYSE:CBO) ("Culbro"). Approximately 50% of Culbro's common stock is owned by a group of individuals and trusts (the "Cullman & Ernst Group"). Immediately after consummation of the Offering (assuming no exercise of the over-allotment option granted to the Underwriters), Culbro will beneficially own shares of Class B Common Stock representing approximately 97% of the combined voting power of the outstanding shares of Common Stock. The Company has agreed, subject to certain conditions, to a merger with Culbro (the "Merger"), to occur after the closing of the Offering, pursuant to which Culbro will be merged into the Company and 20,087,182 shares of the Company's Class B Common Stock (subject to adjustment for options exercised after the date hereof) will be issued to the shareholders of Culbro. As a result of the Merger, the Cullman & Ernst Group will beneficially own shares of Class B Common Stock, (assuming no exercise of the over-allotment option granted to the Underwriters) representing approximately 48% of the combined voting power of the outstanding shares of Common Stock.



    Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently estimated that the initial public offering price per share will be between $14.00 and $16.00. See "Underwriting" for factors to be considered in determining the initial public offering price.



    The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "MPP", subject to official notice of issuance.



    SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                   ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.

                                                    PRICE              UNDERWRITING             PROCEEDS
                                                   TO THE              DISCOUNTS AND             TO THE
                                                   PUBLIC             COMMISSIONS (1)          COMPANY (2)
Per Share.................................            $                      $                      $
Total (3).................................            $                      $                      $

(1) SEE "UNDERWRITING" FOR INDEMNIFICATION ARRANGEMENTS WITH THE UNDERWRITERS.

(2) BEFORE DEDUCTING EXPENSES ESTIMATED AT $1,500,000, WHICH WILL BE PAID BY THE COMPANY.


(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 900,000 ADDITIONAL SHARES AT THE PRICE TO THE PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING
    DISCOUNTS AND COMMISSIONS, AND PROCEEDS TO THE COMPANY WILL BE $         ,
    $         AND $         , RESPECTIVELY. SEE "UNDERWRITING."



    The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in New York, New
York, on or about February   , 1997.


DONALDSON, LUFKIN & JENRETTE                                   SMITH BARNEY INC.
        SECURITIES
CORPORATION

[Photographs of the Company's premium and mass market cigars. Photographs of the Company's tobacco leaves, along with photographs of men and women rolling and packaging cigars. Additionally, there is a photograph of Ramon Cifuentes in an advertisement for the Company's Partagas brand cigars.]



IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE COMBINED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO CONTAINED ELSEWHERE IN THIS PROSPECTUS. CERTAIN FINANCIAL AND OPERATING DATA IN THIS PROSPECTUS ARE PRESENTED ON A PRO FORMA BASIS TO GIVE EFFECT TO THE ACQUISITION (THE "VILLAZON ACQUISITION") BY THE COMPANY IN JANUARY 1997 OF SUBSTANTIALLY ALL OF THE ASSETS OF VILLAZON & COMPANY, INC. AND ALL OF THE STOCK OF ITS AFFILIATE, HONDURAS AMERICAN TABACO, S.A. DE C.V. (COLLECTIVELY REFERRED TO HEREIN AS "VILLAZON"). ALL REFERENCES TO A PARTICULAR FISCAL YEAR REFER TO THE 12 MONTHS ENDED ON THE SATURDAY NEAREST NOVEMBER 30 OF THE YEAR REFERENCED. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "GENERAL CIGAR" MEAN GENERAL CIGAR HOLDINGS, INC. AND ITS SUBSIDIARIES. THE COMPANY IS A HOLDING COMPANY WITH NO BUSINESS OPERATIONS OF ITS OWN. THE COMPANY'S ONLY MATERIAL ASSETS ARE ALL OF THE OUTSTANDING CAPITAL STOCK OF ITS SUBSIDIARIES, GENERAL CIGAR CO., INC., GCH TRANSPORTATION, INC., CLUB MACANUDO, INC. AND CLUB MACANUDO (CHICAGO), INC. AND ALL OF THE OWNERSHIP INTERESTS IN THE COMPANY'S OFFICE BUILDING IN NEW YORK CITY.


                                  THE COMPANY


    Founded in 1906, General Cigar is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars (imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf). The Company's MACANUDO and PARTAGAS brands are the two top selling premium cigar brands sold in the U.S. The Company believes that higher priced branded premium cigars constitute the fastest growing segment of the premium cigar market. Approximately 80.2% of the Company's premium cigar sales in fiscal 1996 were at suggested retail prices of $3.00 or more per unit. The Company's unit sales at or above this price point have increased at a 90.2% compound annual growth rate ("CAGR") during the past four years. The Company, through its well known brands such as GARCIA Y VEGA, also is a leading participant in the growing mass market cigar segment. From fiscal 1993 to fiscal 1996, the Company's net sales increased from $76.8 million to $154.7 million and operating profit increased from $2.4 million to $20.2 million, representing CAGRs of 26.3% and 104.2%, respectively. After giving effect to the Villazon Acquisition, on a pro forma basis, the Company's net sales and operating profit for fiscal 1996 would have been $196.7 million and $32.3 million, respectively.



    The Company markets its cigars under a number of well-known brand names. The Company's premium cigars include the MACANUDO, PARTAGAS, TEMPLE HALL, CANARIA D'ORO, CIFUENTES and RAMON ALLONES brands. The Company also owns the rights to market cigars in the U.S. under the names COHIBA and BOLIVAR. The Villazon Acquisition has added a variety of other brand names to the Company's line of premium cigars, including PUNCH, HOYO DE MONTERREY and EL REY DEL MUNDO. The Company, after giving effect to the Villazon Acquisition, owns the U.S. trademark rights to seven of the top ten traditional premium Cuban brand names ranked according to 1995 worldwide sales by all cigar marketers. MACANUDO was rated "best cigar" by ROBB REPORT-Registered Trademark- in 1992, the first year in which ROBB REPORT rated cigars, and "best cigar" again in 1994 and 1995 (the category was not included in the 1993 ROBB REPORT). In 1996, ROBB REPORT chose eight "best cigars," including MACANUDO, PARTAGAS 150 SIGNATURE, HOYO DE MONTERREY EXCALIBUR NO. 2 and COHIBA. The Company's mass market large cigars include GARCIA Y VEGA, WHITE OWL, ROBT. BURNS and WM. PENN. The Company's mass market small cigars include the TIPARILLO and TIJUANA SMALLS brands, as well as smaller sizes of its other mass market brands. The Company does not participate in the market for little cigars, which are cigars that resemble cigarettes. The Company also is the exclusive U.S. distributor of French made DJEEP disposable lighters, and it operates CLUB MACANUDO, a cigar bar located in New York City.



    The Company believes that increasing demand for cigars continues to offer the Company substantial growth opportunities. Since 1993, cigar smoking has experienced a resurgence resulting in an increase in consumption and retail sales of cigars across all major categories, especially in the premium cigar segment. This growth produced overall retail sales in the U.S. cigar market of an estimated $1.25 billion in 1996, the largest dollar sales in the industry's history. Based on industry estimates of 1996 results, unit sales of premium and mass market cigars (excluding little cigars) in the U.S. have increased at CAGRs of 35.4% and 9.6%, respectively, from 1993 to 1996, while retail dollar sales of both categories have increased more rapidly due to price increases. The Company believes that sales of premium cigars exceeded 270 million units in the U.S. in 1996, an increase of over 60% from 1995 unit sales.



    The Company believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the improving image of cigar smoking resulting from increased publicity, including the success of CIGAR AFICIONADO and SMOKE magazines and the increased visibility of cigar smoking by celebrities (such as Arnold Schwarzenegger, Mel Gibson, Demi Moore and Jack Nicholson); (ii) the emergence of an expanding base of younger, highly educated, affluent adults age 25 to 35 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over the age of 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the proliferation of establishments, such as restaurants and clubs, where cigar smoking is encouraged, as well as "cigar smokers" dinners and other special events for cigar smokers.



    The Company's pro forma financial results, including the effect of the Villazon Acquisition, reflect its strong position within the growing cigar industry. In fiscal 1996, the Company had pro forma net sales of $196.7 million and pro forma operating profit of $32.3 million. The Company's backorders of cigars, excluding Villazon backorders, increased from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. During 1996, the Company discontinued accepting premium cigar orders from its nine largest customers and currently allocates product to such customers as it becomes available.



    The Company attributes its strong market position to the following competitive strengths: (i) well-known brand names, which in the premium cigar market are the leading brands in their categories; (ii) a broad range of product offerings within both the premium and mass market segments of the U.S. cigar markets; (iii) its positioning as the only cigar manufacturer that is also a major grower and supplier of Connecticut Shade wrapper tobacco, one of the most popular premium wrapper tobaccos in the world; (iv) a commitment to, and reputation for, manufacturing quality cigars; (v) its marketing expertise; (vi) its efficient manufacturing operations; and (vii) a highly experienced management team that includes individuals from families with up to five generations of experience in the U.S. and Cuban cigar/tobacco businesses.


    The Company believes that its competitive strengths, together with the following strategies, will enable the Company to continue its growth, increase its profitability and enhance its market share:


    / / INCREASE LEADING MARKET SHARE IN THE U.S. PREMIUM SEGMENT. The Company
        intends to capitalize on the rapidly growing premium cigar market by:
        (i) continuing to improve awareness and recognition of its premium cigar brands through extensive advertising, increased penetration of targeted retail outlets and professional sales management; (ii) developing and selling more broadly certain new premium cigars that carry well recognized traditional premium Cuban brand names, such as COHIBA and BOLIVAR; (iii) developing line extensions in higher price categories, such as MACANUDO VINTAGE and PARTAGAS LIMITED RESERVE, that leverage the Company's already established premium brands; and (iv) using the Company's national sales force and extensive channels of distribution to increase sales of the products acquired in the Villazon Acquisition.


    / / DEVELOP "PREMIUM" MASS MARKET CIGAR BUSINESS. The Company is seeking to increase revenues and profits in its mass market cigar business by extending its well-known mass market brand names into higher price categories within the mass market segment. The Company believes that the higher-end mass market segment recently has experienced growth similar to that of the premium segment. The Company is attempting to capitalize on this growth by expanding products such as the GARCIA Y VEGA HAND MADE cigars and by developing similar higher-end cigars under several of its other mass market brand names, such as the WHITE OWL SELECT, a natural leaf wrapper mass market cigar.

    / / EXPAND MASS MARKET CIGAR BUSINESS. The Company believes that the resurgence in the premium segment also has positively affected the demand for traditional mass market cigars. The Company's leading high-end mass market brand, GARCIA Y VEGA, experienced a 27.9% increase in unit growth in 1996 compared to 1995. The Company intends to increase its sales and production of traditional mass market cigars to capitalize on the increasing demand in the mass market segment.



    / / EXPAND PRODUCTION CAPACITY AND TOBACCO INVENTORY. The Company intends to expand manufacturing capacity in order to meet increasing demand for its products while adhering to its traditionally high quality standards. The Company recently completed the expansion of its manufacturing facilities in the Dominican Republic, has begun to expand its facilities in Jamaica and intends to expand production at the Villazon facilities in Honduras. In addition, the Company has implemented a unique "training center" program at its Dominican Republic facility through which it has been able to train a greater number of cigar rollers in a shorter period of time and attain a higher rate of completion of the training program than had been its experience using traditional training methods. The Company intends to implement a similar program in its Jamaican and Honduran facilities. The Company also has substantially increased its tobacco inventory for making premium cigars.



    / / SELECTIVELY BROADEN CIGAR DISTRIBUTION CHANNELS. The Company intends to broaden its existing customer relationships and actively develop new channels and methods of distribution. With respect to premium cigars, the Company is pursuing opportunities in a number of developing distribution channels, including cigar bars and clubs, hotel shops, wine shops, restaurants and upscale specialty retail stores (such as Neiman Marcus and Orvis). With respect to mass market cigars, the Company is seeking to enhance relations with existing retailers by acting as the tobacco "category manager," assisting such retailers in increasing their sales of tobacco products.


    / / EXPAND INTERNATIONAL CIGAR BUSINESS. The Company plans to increase its international presence, particularly with respect to the MACANUDO brand. The Company will focus its efforts in the United Kingdom, Germany, France, Spain, China and certain countries in South America, as well as duty free markets worldwide. The Company intends to implement this strategy in a variety of ways, including building on its existing relationships with major international distributors and entering into joint ventures.


    / / DEVELOP SALES OF BRANDED SMOKING ACCESSORIES AND LIFESTYLE PRODUCTS. The
        Company intends to become a leading marketer and licensor of high-quality branded smoking accessories, such as humidors and cigar cutters, and branded luxury lifestyle products, such as leather goods and apparel. The Company believes such expansion will improve brand recognition among premium cigar consumers. The Company also may open additional CLUB MACANUDO locations, including one location in Chicago expected to open in the spring of 1997. CLUB MACANUDO promotes the Company's premium brands as well as cigar smoking as part of the luxury lifestyle. The Winter 1996/97 issue of CIGAR AFICIONADO called CLUB MACANUDO New York City's "preeminent cigar lounge," and SMOKE magazine recently said of CLUB MACANUDO, "this place is pure 'cigar.' "


    The Company's executive offices are located at 387 Park Avenue South, New York, New York 10016-8899, and the telephone number is (212) 448-3800. Its website is http://cigarworld.com.

                            THE VILLAZON ACQUISITION


    On January 21, 1997 the Company acquired Villazon for approximately $81.4 million, including certain direct acquisition costs and net of $9.1 million of cash. The acquisition was funded in part by the issuance of $24.4 million aggregate principal amount of notes (the "Seller Notes"). Through the Villazon Acquisition, the Company acquired facilities in Tampa, Florida, San Pedro Sula and Danli, Honduras, and Upper Saddle River, New Jersey, as well as the U.S. trademark rights to several traditional Cuban trademarks and widely recognized names in the premium cigar industry, including PUNCH, HOYO DE MONTERREY and EL REY DEL MUNDO.

    The acquisition of Villazon gives the Company a broader taste spectrum in cigars, substantially increases its manufacturing capacity and provides access to new sources of tobacco for all of its product offerings. The addition of cigars made in Honduras, one of the fastest-growing countries of origin for cigars worldwide, complements the Company's Dominican and Jamaican made cigars in addition to diversifying its manufacturing base across three countries. Management believes that Villazon's operations complement the Company's and will enable the Company to leverage, over time, its cost structure, its sales and distribution networks and its marketing expertise, resulting in improved growth and profitability.


              THE ASSET TRANSFERS, THE DISTRIBUTION AND THE MERGER


    Prior to the Offering, Culbro will complete certain asset transfers (the "Asset Transfers"), pursuant to which (i) all of Culbro's assets and liabilities relating to the cigar business, including approximately 1,200 acres of land used in the tobacco growing operations and CLUB MACANUDO, and certain other assets and liabilities, including Culbro's corporate headquarters, will be transferred to the Company, and (ii) substantially all of Culbro's non-tobacco related assets and liabilities, including all of its assets and liabilities relating to its nursery business and real estate business, together with Culbro's 25% interest in Centaur Communications Limited ("Centaur") and its interests in The Eli Witt Company ("Eli Witt") and related liabilities, will be transferred to Culbro Land Resources, Inc. ("CLR"). Upon consummation of the Asset Transfers, Culbro will be a holding company with substantially no assets other than its ownership interests in the Company and CLR. See "The Asset Transfers, the Distribution and the Merger."



    Subsequent to the Offering, Culbro intends to effect a distribution (the "Distribution") to the shareholders of Culbro of all issued and outstanding shares of common stock of CLR. The Distribution will be contingent upon either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax-free reorganization under Section 355 of the Internal Revenue Code. The Distribution also will be contingent upon the approval by the holders of 66 2/3% of Culbro's common stock of the Merger. The Company will be the surviving corporation in the Merger and will issue to the holders of the common stock of Culbro 4.44557 shares of Class B Common Stock for each share of the Culbro common stock outstanding on the date of the Merger, or approximately 20,087,182 shares of Class B Common Stock in the aggregate, subject to adjustment for any options exercised prior to the Merger. The shareholders of Culbro will not vote with respect to the adoption of the Merger until April 1997. The members of the Cullman & Ernst Group, however, who collectively hold approximately 50% of Culbro's common stock, have indicated that they will vote their shares of Culbro common stock in favor of the Merger and will not sell or otherwise transfer any of their shares of Culbro common stock prior to the earlier to occur of 180 days after the date of this Prospectus or the consummation of the Merger. The Merger has been approved by Culbro as the sole stockholder of the Company and, consequently, the holders of the Class A Common Stock offered hereby will not vote in connection with the Merger. The Merger will not take place until August 1997 without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ").



    The pro forma information on pages 21 to 23 hereof gives effect to the Asset Transfers, the Villazon Acquisition and the Offering. See page 56 for a chart illustrating the effect of the Distribution and the Merger.


                            ------------------------


    Macanudo-Registered Trademark-, Partagas-Registered Trademark-, Punch-Registered Trademark-, Hoyo De Monterrey-Registered Trademark-, Cohiba-Registered Trademark-, Excalibur-Registered Trademark-, Ramon Allones-Registered Trademark-, Temple Hall-Registered Trademark-, El Rey Del Mundo-Registered Trademark-, Canaria d'Oro-Registered Trademark-, Cifuentes-Registered Trademark-, Bolivar-Registered Trademark-, Garcia y Vega-Registered Trademark-, White Owl-Registered Trademark-, Tiparillo-Registered Trademark-, Robt. Burns-Registered Trademark-, Tijuana Smalls-Registered Trademark-, Wm. Penn-Registered Trademark-, Bances-Registered Trademark-, Belinda-Registered Trademark-, Lord Beaconsfield-Registered Trademark-, Villa De Cuba-TM-, Pedro Iglesias-Registered Trademark-, Top Stone-Registered Trademark- and Villazon Deluxe-Registered Trademark- are trademarks of the Company. The Djeep-TM-trademark included in this Prospectus is owned by Societe Industrielle Du Briquet Jetable.

                                  THE OFFERING


Class A Common Stock offered.................  6,000,000 shares

Common Stock outstanding after the             6,000,000 shares of Class A Common Stock (1)
  Offering...................................  20,087,182 shares of Class B Common Stock (2)
                                               26,087,182  total shares of Common Stock
Voting rights................................  The Class A Common Stock and Class B Common
                                               Stock vote as a single class on all matters,
                                               except as otherwise required by law, with
                                               each share of Class A Common Stock entitling
                                               its holder to one vote and each share of
                                               Class B Common Stock entitling its holder to
                                               ten votes. All of the shares of Class B
                                               Common Stock are owned by Culbro. Immediately
                                               after consummation of the Offering, Culbro
                                               will beneficially own shares of Class B
                                               Common Stock representing approximately 97%
                                               of the combined voting power of the
                                               outstanding shares of Common Stock. After
                                               giving effect to the Merger, all shares of
                                               Class B Common Stock will be held by the
                                               holders of the Common Stock of Culbro
                                               (including the Cullman & Ernst Group).

Use of proceeds..............................  The Company intends to use approximately
                                               $67.8 million of the net proceeds from the
                                               Offering to reduce outstanding indebtedness
                                               under the Credit Facility ($67.1 million of
                                               which was incurred in connection with the
                                               closing of the Villazon Acquisition and $0.7
                                               million of which was incurred for general
                                               corporate purposes) and $14.4 million of the
                                               net proceeds will be used to repay a portion
                                               of the Seller Notes. See "Use of Proceeds."

New York Stock Exchange symbol...............  MPP (3)



    See "Risk Factors" beginning on page 10 for a discussion of certain risks that should be considered in connection with an investment in the Class A Common Stock offered hereby.


------------------------


(1) Excludes 3,300,000 shares of Class A Common Stock reserved for issuance under the 1997 Stock Option Plan, 581,666 of which will be subject to options issued upon consummation of the Offering and 2,162,818 of which are reserved for issuance upon exercise of outstanding options under Culbro's option plans. See "Certain Employee Benefit Matters--1997 Stock Option Plan."


(2) Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock and converts automatically into one share of Class A Common Stock upon a sale to any person other than a Permitted Transferee (as defined herein). Issuance of all Class B Common Stock to the shareholders of Culbro as a result of the Merger is not a transfer but will constitute an issuance to a Permitted Transferee. See "Description of Capital Stock."


(3) Selected as representative of the Company's MACANUDO, PARTAGAS and PUNCH brands.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA


    The summary historical data for fiscal 1992 have been derived from the unaudited combined financial statements of the Company. The summary historical data for fiscal 1993 have been derived from the audited combined financial statements of the Company. The summary historical data for fiscal 1994, fiscal 1995 and fiscal 1996 have been derived from the audited Combined Financial Statements of the Company included elsewhere in this Prospectus. The summary unaudited combined pro forma statement of operations data for fiscal 1996 and the summary pro forma balance sheet data as of November 30, 1996 give effect to
(i) the liability portion of the Asset Transfers pursuant to which the Company acquired, among other assets, the stock of General Cigar Co. Inc., Club Macanudo, Inc., 387 PAS Corp., GCH Transportation, Inc. and Club Macanudo (Chicago), Inc., (ii) the Villazon Acquisition and (iii) the Offering. The pro forma adjustments are based upon available information and certain assumptions that the management of the Company believes are reasonable. The summary unaudited combined pro forma data do not purport to represent the results of operations or the financial position of the Company that actually would have occurred had the liability portion of the Asset Transfers, the Villazon Acquisition and the Offering occurred as of the dates indicated nor do they project the financial position or results of the Company for any future date. The following summary historical financial data should be read in conjunction with "Selected Combined Financial Data," "Unaudited Pro Forma Combined Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.


                                                                                   FISCAL YEAR
                                                       -------------------------------------------------------------------
                                                                                                             1996
                                                                                                    ----------------------

                                                                                                                   PRO
                                                         1992       1993       1994        1995       ACTUAL     FORMA(1)
                                                       ---------  ---------  ---------  ----------  ----------  ----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net sales............................................  $  77,131  $  76,825  $  89,538  $  124,033  $  154,676  $  196,694
Cost of goods sold...................................     48,651     49,165     54,285      69,683      86,240     107,650
                                                       ---------  ---------  ---------  ----------  ----------  ----------
Gross profit.........................................     28,480     27,660     35,253      54,350      68,436      89,044
Selling, general and administrative expenses.........     27,059     25,282     27,210      36,726      44,593      53,120
Other nonrecurring expense...........................         --         --         --          --       3,600       3,600
                                                       ---------  ---------  ---------  ----------  ----------  ----------
Operating profit.....................................      1,421      2,378      8,043      17,624      20,243      32,324
Interest expense.....................................        327        264        607       1,049         951       4,828
Income before income taxes...........................      1,393      2,248      7,413      18,564      20,145      29,028
Net income (loss) (2)................................        814     (3,049)     4,550      11,324      12,407      17,825
Pro forma earnings per share (3).....................                                                           $     0.67
Pro forma number of weighted average shares
  outstanding (3)....................................                                                               26,528



FOOTNOTES APPEAR ON THE FOLLOWING PAGE

                                                                                      NOV. 30, 1996
                                                                        -----------------------------------------
                                                                                                     PRO FORMA
                                                                                                    AS ADJUSTED
                                                                          ACTUAL    PRO FORMA (4)       (5)
                                                                        ----------  -------------  --------------

                                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.......................................................  $   65,121   $     9,493     $   83,863
Total assets..........................................................     145,042       244,795        244,795
Long-term debt........................................................      11,079        72,029         64,199
Culbro investment/stockholders' equity................................      93,719        45,258        127,458



                                                                                   FISCAL YEAR
                                                      ----------------------------------------------------------------------
                                                                                                             1996
                                                                                                   -------------------------
                                                        1992       1993        1994       1995       ACTUAL    PRO FORMA (1)
                                                      ---------  ---------  ----------  ---------  ----------  -------------
                                                                              (DOLLARS IN THOUSANDS)
OTHER DATA:
Gross margin........................................      36.9%      36.0%       39.4%      43.8%       44.2%        45.3%
Operating margin....................................       1.8%       3.1%        9.0%      14.2%       13.1%        16.4%
EBITDA (6)(7).......................................  $   5,541  $   5,923  $   11,291  $  23,163  $   24,909    $  40,454
EBITDA margin (7)(8)................................       7.2%       7.7%       12.6%      18.7%       16.1%        20.6%
Capital expenditures................................  $   4,435  $   1,691  $    1,884  $   2,841  $    9,701    $  10,014


------------------------

(1) As adjusted to give effect to the liability portion of the Asset Transfers, the Villazon Acquisition and the Offering.



(2) Includes a $4.4 million charge, net of related taxes, to reflect the adoption of SFAS No. 106 in 1993. Includes a pre-tax gain of $2.6 million in fiscal 1995 to reflect an insurance settlement.



(3) The pro forma number of weighted average shares outstanding includes all of the outstanding shares of Class A Common Stock and Class B Common Stock expected to be outstanding after the Offering. The total number of weighted average shares outstanding used in the computation of pro forma earnings per share also includes the dilutive effect of additional shares issuable upon exercise of all Culbro stock options outstanding at the Offering date. See "Certain Employee Benefit Matters--Culbro Employee Benefit Plans to be Assumed by the Company--Culbro Stock Option Plans."



(4) As adjusted to give effect to the liability portion of the Asset Transfers and the Villazon Acquisition.



(5) As adjusted to give effect to the Offering.



(6) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.



(7) In fiscal 1995 the Company had a $2.6 million gain from an insurance settlement. Excluding this gain, EBITDA would have been $20.6 million and EBITDA margin would have been 16.6%. In fiscal 1996, the Company had a nonrecurring expense of $3.6 million. Excluding this expense, EBITDA would have been $28.5 million ($44.1 million on a pro forma basis) and EBITDA margin would have been 18.4% (22.4% on a pro forma basis).



(8) EBITDA margin represents EBITDA as a percentage of net sales. EBITDA margin is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA margin should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISKS IN CONNECTION WITH AN INVESTMENT IN THE CLASS A COMMON STOCK.

DECLINING MARKET FOR CIGARS THROUGH 1993

    According to industry sources, the cigar industry experienced declining unit sales between 1964 and 1993 at a compound annual rate of 3.3%. The Company experienced similar trends in the unit volume of its cigars during such period. While the cigar industry has experienced significantly better trends in unit sales since 1993, there can be no assurance that the recent positive trends will continue. Management believes that a considerable percentage of the recent increase in cigar unit sales, especially with respect to premium cigars, is attributable to new cigar smokers attracted by the improving image of cigar smoking and the increased visibility of cigar smoking by celebrities. There can be no assurance that recent increases in cigar unit sales are indicative of long-term trends or that these new customers will continue to smoke cigars in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Market Overview."

EXTENSIVE AND INCREASING REGULATION OF TOBACCO PRODUCTS

    Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. The recent trend is toward increasing regulation of the tobacco industry, and the recent increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the U.S. Congress, including bills that would have (i) prohibited the advertising and promotion of all tobacco products or restricted or eliminated the deductibility of such advertising expenses, (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins, (iii) shifted regulatory control of tobacco products and advertisements from the U.S. Federal Trade Commission (the "FTC") to the U.S. Food and Drug Administration (the "FDA"), (iv) increased tobacco excise taxes and (v) required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have an adverse effect on the results of operations or financial condition of the Company.


    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies also have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of the Company. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotions and requiring warning labels.


    Although federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986, there is no federal law requiring that cigars carry such warnings. California, however, requires "clear and reasonable" warnings to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Although similar legislation has been introduced in other states, no action has been taken. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on others who are not currently smoking (so called "second-hand" smoke). There can be no assurance that regulation relating to second hand smoke will not be adopted or that such regulation or related litigation would not have a material adverse effect on the Company's results of operations or financial condition.

    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business. See "Business--The Tobacco Industry--Regulation."

TOBACCO INDUSTRY LITIGATION


    The tobacco industry has experienced and is experiencing significant health-related litigation involving tobacco and health issues. Plaintiffs in such litigation have sought and are seeking compensatory and, in some cases, punitive damages, for various injuries claimed to result from the use of tobacco products or exposure to tobacco smoke. The Company has in the past been named in certain health-related litigation. There can be no assurance that there would not be an increase in health-related litigation against the cigarette and smokeless tobacco industries or similar litigation in the future against cigar manufacturers. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on the Company's results of operations or financial condition. The recent increase in the sales of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims. Also, a recent study published in the journal SCIENCE reported that a chemical found in tobacco smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. This study and this report could affect pending and future tobacco regulation or litigation. See "--Extensive and Increasing Regulation of Tobacco Products" and "Business--The Tobacco Industry--Litigation."



RISKS RELATING TO THE FAILURE TO CONSUMMATE THE MERGER AND THE DISTRIBUTION



    The Merger is contingent upon (i) consummation of the Distribution, which in turn is contingent upon either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax free reorganization under Section 355 of the Internal Revenue Code and (ii) the prior approval of the Merger by the shareholders of Culbro, which approval will not have been obtained at the time of consummation of the Offering. See "The Asset Transfers, the Distribution and the Merger." If the Distribution is not consummated, the Merger will not be consummated. There can be no assurance that the failure to consummate the Merger and the Distribution would not have a material adverse effect on the holders of the Class A Common Stock. If the Merger and the Distribution were not consummated, the Company would continue to be an approximately 77% owned subsidiary of Culbro, and therefore Culbro would continue to control approximately 97% of the votes on all matters submitted to stockholders of the Company. Because Culbro would continue to be a publicly held company, the market value of the Class A Common Stock offered hereby might be adversely affected by changes in the market value of Culbro's common stock. The interests of Culbro may differ substantially from those of the Company's other stockholders. For example, Culbro would engage in activities that are unrelated to the cigar business, including CLR, and that could adversely affect the Company's business or liquidity, and Culbro may cause the Company to adopt dividend policies (for example, to fund such unrelated activities) that are different from those that would have been adopted by the Board of Directors of the Company had the Merger and the Distribution taken place. In addition, there could be a material adverse effect on the liquidity of the Class A Common Stock if the Merger and the Distribution are not consummated.


RELATIONS WITH CUBA

    Cuba historically has had, and continues to have, the highest reputation for premium cigars in the world. Many of the Company's premium cigar brand names are of Cuban origin. The Company acquired some of these brand names from their Cuban owners in the aftermath of Castro's revolution and registered others with the U.S. Patent and Trademark Office. The Company's rights to many of these brand names generally are limited to sales in the U.S.


    It is expected that, if and when normalization of relations between the U.S. and Cuba occurs, manufacturers of Cuban cigars, either alone or in combination with other manufacturers or distributors of tobacco products, will attempt to enter the U.S. market. The entry of Cuban premium cigars into the U.S. market could increase competition in the Company's core premium cigar market and could have a material adverse effect on the Company's premium cigar business.

EFFECTS OF INCREASES IN EXCISE TAXES

    Cigars have long been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In particular, there have been proposals by the federal government in the past to reform health care through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of new or significant increases in existing federal, state or local excise taxes could result in decreased unit sales of cigars which could have a material adverse effect on the Company's business. See "Business--The Tobacco Industry--Excise Taxes."


RISKS RELATING TO DEMAND FOR CIGARS


    The Company's ability to increase its production of premium and mass market cigars to meet increases in demand has been, and in the future may be, constrained by a shortage of properly aged and blended tobacco ready for manufacturing. In general, the aging process for filler tobacco requires that tobacco be purchased up to three years in advance of actual use in the manufacturing process. An important part of the manufacturing process for premium cigars involves blending flavors of different tobacco leaves, a process that takes approximately 16 weeks. During 1996, the Company discontinued shipping Macanudo cigars for a two month period as excessive demand led to a shortage of properly aged and blended tobacco. Accordingly, there can be no assurance that increases in demand beyond the Company's current expectations would not result in similar tobacco shortfalls and thereby adversely affect the Company's ability to manufacture its products.


    The Company's ability to increase its production of premium cigars also may be limited by a shortage of skilled laborers. Although the Company is hiring and training new skilled laborers, the training process can take up to one year and not all trainees are able to complete the Company's training program. While the Company is pursuing measures to increase its production of premium cigars, there can be no assurance that these measures will enable the Company to meet any future level of demand for its premium cigars. Any material inability of the Company to fill its premium cigar orders in a timely manner could have a material adverse effect on the Company's business, including the loss of sales by the Company and the potential loss of future sales to other brands which consumers purchase in the absence of available supplies of the Company's brands. See "--Social, Political and Economic Risks Associated with Foreign Operations and International Trade" and "Business--Backorders."



    While the cigar industry, including the Company, has experienced increasing demand for cigars during the last several years, there can be no assurance that such trends will continue. In the event anticipated industry growth does not continue or the Company experiences a reduction in demand, the Company may experience excess inventory or production capacity which could have an adverse effect on the Company's business or results of operations.


SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH FOREIGN OPERATIONS AND
  INTERNATIONAL TRADE

    A substantial portion of the manufacturing operations of the Company (including all of the Company's manufacturing operations for its premium cigars) is located in territories and countries outside of the U.S., including the Dominican Republic, Jamaica and Honduras. In addition, the Company buys tobacco directly from a large number of suppliers located in territories and countries outside the U.S., including Brazil, Cameroon, the Central African Republic, Germany, Italy, Turkey, the Dominican Republic, the Philippines, Indonesia, Honduras, Ecuador and Mexico. The Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and international trade, including changes in the laws and policies that govern foreign investment and international trade in territories and countries where it currently has operations and conducts international trade, as well as, to a lesser extent, changes in U.S. laws and regulations relating to foreign investment and trade. Any such social, political or economic changes could pose, among other things, the risk of finished product and raw material supply interruption or significant increases in finished product and raw material prices. In particular, political or labor unrest in the Dominican Republic, Honduras or Jamaica could result in interruptions in production of the Company's premium cigars, which would cause an immediate halt in shipments by the Company due to its lack of inventory of manufactured cigars. Accordingly, there can be no assurance that any such changes in social, political or economic conditions will not have a material adverse effect on the Company's business.


RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS


    The terms and conditions of the Credit Facility impose, and the terms and conditions of future debt instruments of the Company or its subsidiaries may impose, restrictions on the Company and its subsidiaries that affect, among other things, their ability to incur debt, pay dividends or make distributions, make acquisitions, create liens, sell assets, and make certain investments. The terms of the Credit Facility require General Cigar Co., Inc., the wholly owned subsidiary of the Company through which the Company conducts its material operations, to maintain specified financial ratios and satisfy certain tests, including maximum leverage ratios and minimum interest coverage ratios. In addition, the Credit Facility restricts the ability of the Company to pay dividends except under certain circumstances. As of November 30, 1996, after giving effect to the Offering and the use of proceeds thereof, there would have been approximately $43.1 million outstanding under the Credit Facility, excluding $9.1 million of cash acquired in the Villazon Acquisition, a portion of which would have been available to reduce such borrowings. The Credit Facility will have a borrowing capacity of approximately $50.0 million following the Offering. See "Description of the Credit Facility," "Capitalization," "Unaudited Pro Forma Combined Financial Statements," "Use of Proceeds" and Note 7 to the Combined Financial Statements.



    The ability of the Company and its subsidiaries to comply with the terms of their respective debt instruments can be affected by events beyond their control, including events such as changes in prevailing economic conditions, changes in consumer preferences and changes in the competitive environment, which could impair the Company's operating performance. There can be no assurance that the Company and its subsidiaries will be able to comply with the provisions of their respective debt instruments, including compliance by General Cigar Co., Inc. with the financial ratios and tests contained in the Credit Facility. Breach of any of these covenants or the failure to fulfill the obligations thereunder and the lapse of any applicable grace periods would result in an event of default under the applicable debt instruments, and the holders of such indebtedness could declare all amounts outstanding under their debt instruments to be due and payable immediately. Any such declaration under a debt instrument is likely to result in an event of default under one of the other debt instruments of the Company and its subsidiaries. There can be no assurance that the assets or cash flows of the Company or its subsidiaries would be sufficient to repay in full borrowings under their respective outstanding debt instruments, whether upon maturity or in the event of acceleration upon an event of default, or upon a required repurchase in the event of a change of control, or that the Company would be able to refinance or restructure the payments on such indebtedness. See "-- Impact of Holding Company Structure" and "Description of the Credit Facility."

IMPACT OF HOLDING COMPANY STRUCTURE


    The Company is a holding company with no business operations of its own. The Company's only material assets are all of the outstanding capital stock of its subsidiaries, General Cigar Co., Inc., GCH Transportation, Inc., Club Macanudo, Inc. and Club Macanudo (Chicago), Inc., and all of the ownership interests in the Company's office building in New York City. Accordingly, the Company is dependent upon the earnings and cash flows of, and dividends and distributions from, the Company's subsidiaries to pay its expenses and meet its obligations, and to pay any cash dividends or distributions on the Common Stock that may be authorized by the Board of Directors of the Company. There can be no assurance that General Cigar Co., Inc. or any other subsidiary will generate sufficient earnings and cash flows to pay dividends or distribute funds to the Company to enable the Company to pay its expenses and meet its obligations or that applicable state law and contractual restrictions, including negative covenants contained in the debt instruments of the Company's subsidiaries then in effect, will permit such dividends or distributions. See "--Restrictions Imposed by the Terms of the Company's Indebtedness."


RISKS RELATING TO TRADEMARKS

    The Company's success and ability to compete are dependent to a significant degree on its brand names. The Company relies primarily on trademark law to protect its brand names. Although the Company vigorously defends its trademarks against infringement by others, including counterfeiters, policing unauthorized use of the Company's trademarks is difficult. The illegal use of the Company's trademarks may have an adverse effect on the Company's business, financial condition and operating results.

    The Company has registered its trademarks in the U.S. and certain foreign countries and will continue to do so as new trademarks are developed or acquired. The laws of countries outside of the U.S. may afford the Company little or no effective protection of certain of its trademarks. Moreover, the Company does not hold the right to use certain of its well-known trademarks and brand names, including Partagas and Cohiba, in most foreign markets.

    The Company in the future may receive notices of claims of infringement of other parties' trademarks. There can be no assurance that claims for infringement or invalidity, or claims for indemnification resulting from infringement claims, will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation and divert management's attention and resources.

MANAGEMENT OF GROWTH


    The Company has experienced rapid growth over the last several years and plans further production expansion in an effort to meet increases in demand for premium and mass market cigars. The Company's rapid growth and planned expansion present numerous operational challenges to the Company's senior management and employees. The Company faces similar challenges with respect to the integration of Villazon into the Company's operations. The Company's growth has placed, and will continue to place, significant demands on the Company's management, working capital and financial management control systems. The Company also has contracted to upgrade its information management systems to provide for better tracking of inventories used in manufacturing. There can be no assurance, however, that such improvements will be adequate as demand continues to increase. In addition, the integration of such new systems may cause disruptions in manufacturing that could adversely affect the Company's business.



RISKS RELATING TO THE DISTRIBUTION AND THE MERGER



    Pursuant to the terms of the Distribution Agreement, Tax Sharing Agreement and Employee Benefits Allocation Agreement, certain liabilities of Culbro are being assumed by CLR, including liabilities relating to the real estate business and the nursery business, liabilities relating to Eli Witt (including potential claims relating to Eli Witt's Chapter 11 filing), certain specified tax liabilities and liabilities relating to employees of CLR. Although as a result of the Asset Transfer and the Distribution CLR will assume such liabilities, Culbro (and the Company following the Merger) may continue to be liable to third parties with respect to certain of such liabilities and claims.


CONTROL BY CERTAIN STOCKHOLDERS; ANTI-TAKEOVER EFFECTS OF DUAL CLASSES OF STOCK;
  OTHER ANTI-TAKEOVER PROVISIONS


    Upon consummation of the Offering, 20,087,182 shares of Class B Common Stock, constituting 77% of the issued and outstanding Common Stock and approximately 97% of the combined voting power of the outstanding Common Stock, will be held by Culbro, and 2,237,147 shares of Culbro common stock, constituting approximately 50% of the issued and outstanding shares of Culbro common stock, will be held by the Cullman & Ernst Group. Following the Merger, 9,945,393 shares of Class B Common Stock, constituting 38% of the issued and outstanding Common Stock, will be held by the Cullman & Ernst Group. The Cullman & Ernst Group has sole voting and investment power with respect to shares of Culbro common stock held by it and will have sole voting and investment power with respect to the 9,945,393 shares of Class B Common Stock that it will hold following the Merger. Each share of Class B Common Stock has ten votes with respect to matters requiring the approval of the holders of Common Stock, while each share of the Class A Common Stock, including shares offered hereby, has one vote on such matters. As a result, the Cullman & Ernst Group will have substantial control over the Company and may have the power to elect all of its directors and to approve any action requiring stockholder approval, including adopting amendments to the Company's certificate of incorporation and approving mergers or sales of all or substantially all of the Company's assets. The
Schedule 13D filed by the Cullman & Ernst Group with the Securities and Exchange Commission (the "SEC") with respect to its holdings in Culbro states that there is no undertaking other than an informal understanding that the members of the Cullman & Ernst Group will hold and vote their shares together. In the normal course of business the members of the Cullman & Ernst Group have acted together with respect to their shares of Culbro common stock. Such control by the Cullman & Ernst Group, together with certain provisions of the Company's certificate of incorporation and by-laws as well as certain provisions of the Delaware General Corporation Law (the "DGCL"), could increase the difficulty of effecting a change of control of the Company without their approval. See "Description of Capital Stock."


DILUTION


    Purchasers of the Class A Common Stock will experience immediate and substantial dilution of $12.92 in net tangible book value per share of Common Stock from the assumed initial public offering price of $15.00. See "Dilution."


NO PRIOR MARKET FOR CLASS A COMMON STOCK; DETERMINATION OF PUBLIC OFFERING PRICE

    Prior to the Offering, there has been no public market for the Class A Common Stock. There can be no assurance as to the development or liquidity of any trading market for the Class A Common Stock following the Offering or that investors in the Class A Common Stock will be able to resell their shares at or above the initial public offering price. The initial public offering price for the shares of Class A Common Stock will be determined through negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price of the Class A Common Stock after the Offering. In addition, the market price of the Class A Common Stock may be affected by the market price of Culbro's common stock prior to the consummation of the Merger. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE


    Upon consummation of the Offering, 6,000,000 shares of Class A Common Stock and 4,518,472 shares of Culbro common stock (which are expected to be exchanged for 20,087,182 shares of Class B Common

Stock in the Merger) will be outstanding. The 6,000,000 shares of Class A Common Stock sold in the Offering will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for shares acquired in the Offering by "affiliates" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act. All of the 4,518,472 shares of Culbro common stock outstanding are freely transferable without restriction under the Securities Act, except for shares held by affiliates of Culbro. All of the 20,087,182 shares of Class B Common Stock that will be outstanding upon consummation of the Merger will be freely transferable without restriction under the Securities Act, except for shares held by affiliates of the Company. Transfers of shares of Common Stock and Culbro common stock by affiliates of the Company and Culbro, respectively, are subject to the volume restrictions of Rule 144.



    Subject to certain exceptions, the Company, the executive officers and directors of the Company, Culbro and certain stockholders of Culbro (who in the aggregate hold 2,276,012 shares of Culbro common stock, or 2,685,326 shares, assuming exercise of outstanding options held by such persons) each have agreed that they will not, without the prior written consent of DLJ, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or Culbro common stock or any securities convertible into or exercisable or exchangeable for such Common Stock or Culbro common stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock or Culbro common stock for a period of 180 days from the date of this Prospectus.



    At the expiration of the 180-day period described above and upon consummation of the Merger, or earlier with the written consent of DLJ, the holders of 6,000,000 shares of Class A Common Stock will continue to have, and holders of 20,087,182 shares of Class B Common Stock for the first time will have the right to sell such shares without restriction under the Securities Act, except that transfers by affiliates of the Company will be subject to the volume limitations of Rule 144.



    The Company intends to file a registration statement on Form S-8 under the Securities Act to register the issuance of 3,300,000 shares of Class A Common Stock reserved for issuance upon the exercise of options, including 581,666 shares of Class A Common Stock issuable upon exercise of options to be issued upon consummation of the Offering under the 1997 Stock Option Plan and 2,162,818 shares of Class A Common Stock issuable upon exercise of Culbro options following the Merger. As a result, any shares of Class A Common Stock issued upon exercise of such stock options will be available, subject to special rules for affiliates and applicable lock-up arrangements, for resale in the public market. See "Certain Employee Benefit Matters."


    No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options or upon conversion of shares of Class B Common Stock), or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock.

                                USE OF PROCEEDS


    The net proceeds to be received by the Company from the sale of the Class A Common Stock offered hereby, assuming an initial public offering price of $15.00 per share (the mid-point of the range of initial public offering prices set forth on the cover page of this Prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $82.2 million. The Company intends to use approximately $67.8 million of such net proceeds to reduce outstanding indebtedness under the Credit Facility ($67.1 million of which was incurred in connection with the closing of the Villazon Acquisition and $0.7 million of which was incurred for general corporate purposes) and $14.4 million of such net proceeds will be used to repay a portion of the Seller Notes incurred in connection with the Villazon Acquisition. The indebtedness to be repaid under the Credit Facility currently bears interest at a rate of approximately 7.44% (the Eurodollar Rate plus 2%, adjusted daily) and $60.0 million of such indebtedness matures in January 1998 and is required to be prepaid at the time of, and with a portion of the proceeds from, the Offering, while the remaining $7.8 million matures in January 2000. The portion of the Seller Notes to be repaid with the proceeds from the Offering bears interest at a rate of 8.75% and matures on the earlier of thirty days following consummation of the Offering or April 2, 1997.


                                DIVIDEND POLICY


    The Company, as a holding company with no business operations of its own, is dependent on dividends and distributions from its subsidiaries to pay any cash dividends or distributions on the Common Stock. The terms of the Credit Facility limit the payment of dividends or distributions by the Company. Subject to such restrictions, any future declaration of cash dividends will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors of the Company. See "Risk Factors--Restrictions Imposed by the Terms of the Company's Indebtedness" and "Description of Credit Facility."


    The Company has never declared or paid a cash dividend on the Common Stock. Although Culbro historically has paid cash dividends, the Company currently intends during 1997 to retain its earnings to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in 1997. Thereafter, the payment of cash dividends will be considered by the Board of Directors of the Company based upon its results of operations, cash flows, financial condition and liquidity.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of November 30, 1996 and the pro forma capitalization of the Company as of November 30, 1996, as adjusted to reflect (i) the Villazon Acquisition and the liability portion of the Asset Transfers and (ii) the sale by the Company of the 6,000,000 shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share). This table should be read in conjunction with the Combined Financial Statements of the Company included elsewhere in this Prospectus.


                                                                                 AS OF NOVEMBER 30, 1996
                                                                        -----------------------------------------
                                                                                                     PRO FORMA
                                                                                                    AS ADJUSTED
                                                                          ACTUAL    PRO FORMA (1)       (2)
                                                                        ----------  -------------  --------------


                                                                                 (DOLLARS IN THOUSANDS)
Cash..................................................................  $      409   $     9,469(3)   $    9,469(3)
                                                                        ----------  -------------  --------------
                                                                        ----------  -------------  --------------
Short-term debt:
  Credit Facility (4).................................................               $    60,000     $       --
  Seller Notes (5)....................................................                    14,370             --
  Current portion of long-term obligations............................  $    1,131         1,131          1,131
                                                                        ----------  -------------  --------------
    Total short-term debt.............................................  $    1,131   $    75,501     $    1,131
                                                                        ----------  -------------  --------------
                                                                        ----------  -------------  --------------
Long-term debt:
  Credit Facility (4).................................................               $    50,950     $   43,120
  Seller Notes (5)....................................................                    10,000         10,000
  Long-term debt......................................................  $   11,079        11,079         11,079
                                                                        ----------  -------------  --------------
    Total long-term debt..............................................      11,079        72,029         64,199
                                                                        ----------  -------------  --------------

Culbro investment/stockholders' equity:
  Culbro investment...................................................      93,719        45,258
  Class A Common Stock, $0.01 par value, 50,000,000 shares authorized,
    0 and 6,000,000 shares issued and outstanding actual and pro forma
    as adjusted, respectively (6).....................................                                       60
  Class B Common Stock, $0.01 par value, 25,000,000 shares authorized,
    0 and 20,087,182 issued and outstanding actual and pro forma as
    adjusted, respectively............................................                                      201
  Additional paid-in capital..........................................                                  127,197
  Retained earnings...................................................                                        0
                                                                        ----------  -------------  --------------
    Total Culbro investment/stockholders' equity......................      93,719        45,258        127,458
                                                                        ----------  -------------  --------------
      Total capitalization............................................  $  104,798   $   117,287     $  191,657
                                                                        ----------  -------------  --------------
                                                                        ----------  -------------  --------------


------------------------

(1) Gives effect to the liability assumption portion of the Asset Transfers and the Villazon Acquisition.

(2) Gives effect to the Offering and the use of the net proceeds thereof. See "Use of Proceeds."


(3) Gives effect to approximately $9.1 million of cash acquired in the Villazon Acquisition, a portion of which would have been available to reduce borrowings under the Credit Facility.



(4) Upon consummation of the Villazon Acquisition, $60.0 million of the indebtedness under the Credit Facility consisted of borrowings under the short-term facility and $51.0 million consisted of borrowings under the revolving credit facility. See "Description of the Credit Facility."



(5) Seller Notes consist of (i) $14.4 million payable to the sellers of Villazon within 30 days of the closing of the Offering (but no later than April 2, 1997) and (ii) $10.0 million payable to certain sellers of Villazon in 2002.



(6) Excludes 3,300,000 shares of Class A Common Stock reserved for issuance under the 1997 Stock Option Plan, 581,666 of which will be subject to options issued upon consummation of the Offering and 2,162,818 of which are reserved for issuance upon exercise of outstanding options under Culbro's option plans. See "Certain Employee Benefit Matters--1997 Stock Option Plan."

                                    DILUTION


    As of November 30, 1996, after giving effect to the Asset Transfers and the Villazon Acquisition, the Company had a pro forma deficit in net tangible book value of $27.9 million or $1.39 per share of Common Stock. "Pro forma net tangible book value" per share of Common Stock represents the pro forma total amount of tangible assets of the Company, less the pro forma total amount of liabilities of the Company, divided by the number of shares of Class B Common Stock outstanding. Without taking into account any changes in pro forma net tangible book value after November 30, 1996, other than to give effect to the sale by the Company of the shares of Class A Common Stock offered hereby (at an assumed initial public offering price of $15.00 per share), the pro forma net tangible book value of the Common Stock as of November 30, 1996 would have been $54.3 million, or $2.08 per share. This represents an immediate dilution of $12.92 per share to new stockholders.


    The following table illustrates this per share dilution:


Assumed initial public offering price per share.........             $   15.00
Pro forma net tangible book value per share before the
  Offering..............................................  $   (1.39)
Increase per share attributable to new investors........       3.47
                                                          ---------
Pro forma net tangible book value per share
  after the Offering....................................             $    2.08
                                                                     ---------
Dilution per share to new investors.....................             $   12.92
                                                                     ---------
                                                                     ---------



    The following table sets forth, on a pro forma basis at November 30, 1996, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by the new investors, assuming an initial public offering price of $15.00 per share (the midpoint of the range of the initial public offering prices as set forth on the front cover of this Prospectus), before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.



                                                        SHARES PURCHASED           TOTAL CONSIDERATION
                                                    -------------------------  ---------------------------
                                                                                                            AVERAGE PRICE
                                                       NUMBER       PERCENT        AMOUNT        PERCENT      PER SHARE
                                                    ------------  -----------  --------------  -----------  -------------
Existing stockholders.............................    20,087,182        77.0%  $   93,719,000        51.0%    $    4.67
New investors.....................................     6,000,000        23.0       90,000,000        49.0     $   15.00
                                                    ------------       -----   --------------       -----
    Total.........................................    26,087,182       100.0%  $  183,719,000       100.0%
                                                    ------------       -----   --------------       -----
                                                    ------------       -----   --------------       -----



    The foregoing table (i) assumes no exercise of the Underwriters' over-allotment option and (ii) does not reflect an aggregate of 3,300,000 shares of Class A Common Stock reserved for issuance under the 1997 Stock Option Plan. See "Certain Employee Benefit Matters--1997 Stock Option Plan."

                        SELECTED COMBINED FINANCIAL DATA


    The Selected Combined Financial Data for fiscal 1992 have been derived from the unaudited combined financial statements of the Company. The Selected Combined Financial Data for fiscal 1993 have been derived from the audited Combined Financial Statements of the Company. The Selected Combined Financial Data for fiscal 1994, fiscal 1995 and fiscal 1996 have been derived from the audited Combined Financial Statements of the Company included elsewhere in this Prospectus. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.


                                                                               FISCAL YEAR
                                                          -----------------------------------------------------
                                                            1992       1993       1994       1995       1996
                                                          ---------  ---------  ---------  ---------  ---------

                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales...............................................  $  77,131  $  76,825  $  89,538  $ 124,033  $ 154,676
Cost of goods sold......................................     48,651     49,165     54,285     69,683     86,240
                                                          ---------  ---------  ---------  ---------  ---------
Gross profit............................................     28,480     27,660     35,253     54,350     68,436
Selling, general and administrative expenses............     27,059     25,282     27,210     36,726     44,593
Other nonrecurring expense..............................         --         --         --         --      3,600
                                                          ---------  ---------  ---------  ---------  ---------
Operating profit........................................      1,421      2,378      8,043     17,624     20,243
Gain on insurance settlement............................         --         --         --      2,586         --
Other nonoperating income (expense).....................        299        134        (23)      (597)       853
Interest expense........................................        327        264        607      1,049        951
                                                          ---------  ---------  ---------  ---------  ---------
Income before income taxes..............................      1,393      2,248      7,413     18,564     20,145
Income tax provision....................................        579        941      2,863      7,240      7,738
                                                          ---------  ---------  ---------  ---------  ---------
Income before cumulative effect of accounting change....        814      1,307      4,550     11,324     12,407
Cumulative effect of accounting change for post-
  retirement benefits, net of tax provision.............         --     (4,356)        --         --         --
                                                          ---------  ---------  ---------  ---------  ---------
Net income (loss).......................................  $     814  $  (3,049) $   4,550  $  11,324  $  12,407
                                                          ---------  ---------  ---------  ---------  ---------
                                                          ---------  ---------  ---------  ---------  ---------
OTHER DATA:
Gross margin............................................      36.9%      36.0%      39.4%      43.8%      44.2%
Operating margin........................................       1.8%       3.1%       9.0%      14.2%      13.1%
EBITDA (1)(2)...........................................  $   5,541  $   5,923  $  11,291  $  23,163  $  24,909
EBITDA margin (2)(3)....................................       7.2%       7.7%      12.6%      18.7%      16.1%
Capital expenditures....................................  $   4,435  $   1,691  $   1,884  $   2,841  $   9,701

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.........................................  $  35,673  $  45,001  $  41,176  $  43,632  $  65,121
Total assets............................................     98,908    104,551    100,974    113,655    145,042
Long-term debt..........................................      3,292      2,901      6,998     11,352     11,079
Culbro investment.......................................     75,874     78,740     68,160     66,095     93,719


------------------------

(1) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


(2) In fiscal 1995 the Company had a $2.6 million gain from an insurance settlement. Excluding this gain, EBITDA would have been $20.6 million and EBITDA margin would have been 16.6%. In fiscal 1996 the Company had a nonrecurring expense of $3.6 million. Excluding this expense, EBITDA would have been $28.5 million and EBITDA margin would have been 18.4%.



(3) EBITDA margin represents EBITDA as a percentage of net sales. EBITDA margin is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA margin should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Combined Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


    In January 1997, Culbro transferred to the Company the stock of General Cigar Co., Inc., Club Macanudo, Inc., 387 PAS Corp., Club Macanudo (Chicago), Inc. and GCH Transportation, Inc., and General Cigar Co., Inc. acquired Villazon. In addition, Culbro transferred approximately 1,200 acres of real estate holdings in the Connecticut River Valley to the Company. Culbro will transfer to the Company certain additional assets and operations of Culbro, and the Company will assume the related obligations of Culbro and substantially all of its consolidated debt. These asset transfers and debt assumption are referred to as the Asset Transfers. Related to the Asset Transfers are transfers of the remaining assets of Culbro (other than the Common Stock) to CLR, the Distribution and the Merger. See "The Asset Transfers, the Distribution and the Merger." The Distribution and the Merger do not affect the Unaudited Pro Forma Combined Financial Statements.



    The Unaudited Pro Forma Combined Statement of Operations for fiscal 1996 and the Unaudited Pro Forma Combined Balance Sheet at November 30, 1996 were prepared to reflect (i) the liability portion of the Asset Transfers (the "Liability Assumption"), (ii) the Villazon Acquisition and (iii) the Offering. The column designated Company Historical reflects the results of operations and the assets and liabilities, as appropriate, of General Cigar Co., Inc., Club Macanudo, Inc., 387 PAS Corp., Club Macanudo (Chicago), Inc. and GCH Transportation, Inc. on an historical combined basis. The "Pro Forma for Liability Assumption" columns adjust the Company Historical results of operations or financial condition, as appropriate, for the assumption of debt by the Company pursuant to the Liability Assumption portion of the Asset Transfers. The Villazon Historical column includes Villazon's audited results for the ten months ended October 31, 1996 and its unaudited results for the two months ended December 31, 1996. The "Pro Forma for Villazon Acquisition" columns adjust for the Villazon Acquisition. The "Pro Forma As Adjusted for the Offering" columns give effect to the Offering.


    In the opinion of management, all adjustments necessary to fairly present this pro forma information have been made. The Unaudited Pro Forma Combined Financial Statements are based upon, and should be read in conjunction with, the Combined Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. The pro forma information does not purport to be indicative of the results that would have been reported had such events actually occurred on the dates specified, nor is it indicative of the Company's future results if the aforementioned transactions are completed. The Company cannot predict whether the consummation of the Asset Transfers, the Villazon Acquisition or the Offering will conform to the assumptions used in the preparation of the Unaudited Pro Forma Combined Financial Statements.


      UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR FISCAL 1996


                                                                                                                        PRO FORMA
                                                                                                                       AS ADJUSTED
                                                       PRO FORMA FOR                            PRO FORMA FOR            FOR THE
                                                    LIABILITY ASSUMPTION                     VILLAZON ACQUISITION       OFFERING
                                      COMPANY    --------------------------   VILLAZON    --------------------------  -------------
                                    HISTORICAL    ADJUSTMENTS    PRO FORMA   HISTORICAL    ADJUSTMENTS    PRO FORMA    ADJUSTMENTS
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.........................   $ 154,676                   $ 154,676    $  42,018                   $ 196,694
Cost of goods sold................      86,240                      86,240       21,410                     107,650
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
Gross profit......................      68,436                      68,436       20,608                      89,044
Selling, general and
  administrative expenses.........      44,593                      44,593        6,004     $   2,523(3)     53,120
Other nonrecurring expense........       3,600                       3,600                                    3,600
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
Operating profit..................      20,243                      20,243       14,604        (2,523)       32,324
Other nonoperating income, net....         853                         853          679                       1,532
Interest expense..................         951     $   3,258(1)      4,209          552         6,908(4)     11,669     $(6,841)(5)
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
Income before income taxes........      20,145        (3,258)       16,887       14,731        (9,431)       22,187         6,841
Income tax provision..............       7,738        (1,270)(2)      6,468                     2,067(2)      8,535         2,668(2)
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
Net income........................   $  12,407     $  (1,988)    $  10,419    $  14,731     $ (11,498)    $  13,652     $   4,173
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------
                                    -----------  -------------  -----------  -----------  -------------  -----------  -------------

Earnings per share................

Number of weighted average shares
  outstanding.....................


                                     PRO FORMA
                                    -----------

Net sales.........................   $ 196,694
Cost of goods sold................     107,650
                                    -----------
Gross profit......................      89,044
Selling, general and
  administrative expenses.........      53,120
Other nonrecurring expense........       3,600
                                    -----------
Operating profit..................      32,324
Other nonoperating income, net....       1,532
Interest expense..................       4,828
                                    -----------
Income before income taxes........      29,028
Income tax provision..............      11,203
                                    -----------
Net income........................   $  17,825
                                    -----------
                                    -----------
Earnings per share................   $    0.67(6)
Number of weighted average shares
  outstanding.....................      26,528(6)


        See Notes to Unaudited Pro Forma Combined Financial Statements.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                            AS OF NOVEMBER 30, 1996



                                           PRO FORMA FOR                          PRO FORMA FOR               PRO FORMA
                                        LIABILITY ASSUMPTION                   VILLAZON ACQUISITION        FOR THE OFFERING
                           COMPANY    ------------------------   VILLAZON    ------------------------  ------------------------
                         HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   PRO FORMA
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                     (IN THOUSANDS)
ASSETS
Cash...................   $     409                 $     409    $   9,060    $            $   9,469    $            $   9,469
Accounts receivable,
  net..................      31,295                    31,295        6,620                    37,915                    37,915
Inventories............      53,702                    53,702        5,153                    58,855                    58,855
Other current assets...       3,673                     3,673          876                     4,549                     4,549
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total current assets...      89,079                    89,079       21,709                   110,788                   110,788
Property and equipment,
  net..................      52,507                    52,507        1,350        3,000(8)     56,857                   56,857
Intangible assets......                                                156       71,196(9)     71,352                   71,352
Other assets...........       3,456                     3,456        1,342        1,000 (10      5,798                   5,798
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total assets...........   $ 145,042    $      --    $ 145,042    $  24,557    $  75,196    $ 244,795    $      --    $ 244,795
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
LIABILITIES AND CULBRO
  INVESTMENT/
  STOCKHOLDERS' EQUITY
Accounts payable and
  accrued
  liabilities..........   $  22,827    $   1,534(7)  $  24,361   $   1,433                 $  25,794                 $  25,794
Current portion of
  long-term debt.......       1,131                     1,131                 $  74,370 (11     75,501  $ (74,370) 15)      1,131
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total current
  liabilities..........      23,958        1,534       25,492        1,433       74,370      101,295      (74,370)      26,925
Long-term debt.........      11,079       43,800(7)     54,879       4,370       12,780 (12     72,029     (7,830) 15)     64,199
Other noncurrent
  liabilities..........      16,286        3,127(7)     19,413                    6,800 (13     26,213                  26,213
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total liabilities......      51,323       48,461       99,784        5,803       93,950      199,537      (82,200)     117,337
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Culbro investment......      93,719      (48,461)(7)     45,258     18,754      (18,754) 14)     45,258    (45,258) 15)
Common stock...........                                                                                       261          261
Additional paid in
  capital..............                                                                                   127,197 (15    127,197
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Culbro
  investment/
  stockholders'
  equity...............      93,719      (48,461)      45,258       18,754      (18,754)      45,258       82,200      127,458
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total liabilities and
  Culbro investment/
  stockholders'
  equity...............   $ 145,042    $      --    $ 145,042    $  24,557    $  75,196    $ 244,795    $      --    $ 244,795
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                         -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------


        See Notes to Unaudited Pro Forma Combined Financial Statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS


(1) Reflects estimated interest expense on approximately $43.8 million of Culbro debt that will be assumed by the Company in connection with the Liability Assumption portion of the Asset Transfers. Interest expense under the Company's Credit Facility is based on the Eurodollar rate plus 2%, which is assumed to be 7.44%.



(2) Reflects Federal income tax (35%) and state income tax of approximately 4%, which is net of Federal tax benefits.



(3) Reflects estimated amortization expense of intangible assets to be recorded in connection with the Villazon Acquisition and additional depreciation expense related to the estimated increase in Villazon's property and equipment as a result of purchase accounting adjustments. Intangible assets of $71.2 million include trademarks and goodwill, if any, which the Company anticipates will be amortized over 30 years on a straight line basis. The additional depreciation expense is based on an increase of $3.0 million to the historical cost of Villazon's property and equipment, depreciated on a straight line basis over an average useful life of 20 years. The period used for goodwill amortization is based on a preliminary estimate of the reasonable period for which such costs are expected to be recovered and is based in part on the earnings and history of the entities acquired.



(4) Reflects (i) amortization of fees relating to the Credit Facility and (ii)
    (a) estimated interest expense on $91.5 million of indebtedness (consisting of $24.4 million of Seller Notes and $67.1 million of indebtedness incurred under the Credit Facility) used to finance the Villazon Acquisition, excluding (b) interest on $4.4 million of Seller Notes which was previously included on the Villazon historical balance sheets as long-term debt due to owners. The Credit Facility and the Seller Notes bear interest at the Eurodollar rate plus 2% (7.44%) and prime plus 1/2% (8.75%), respectively. If interest rates on such debt were to increase (decrease) by 1/8 of 1%, net income would (decrease) increase by less than $0.1 million. See "Description of the Credit Facility."



(5) Reflects a decrease in interest expense as a result of assumed net proceeds of $82.2 million from the Offering applied towards the repayment of (i) $67.8 million of indebtedness under the Credit Facility bearing interest at the Eurodollar rate plus 2% (7.44%) and (ii) $14.4 million of indebtedness reflecting a portion of the Seller Notes bearing interest at a rate of prime plus 1/2% (8.75%). The Credit Facility provides for a reduction of interest rates on borrowings under the Credit Facility to the Eurodollar rate plus 3/4% upon receiving a minimum of $70.0 million of net proceeds from the Offering. Accordingly, the assumed interest rate on the remaining $43.1 million of outstanding indebtedness under the Credit Facility would be reduced from 7.44% to 6.19%.



(6) The pro forma number of weighted average shares outstanding includes all of the outstanding shares of Class A Common Stock and Class B Common Stock expected to be outstanding after the Offering. The total number of weighted average shares outstanding used in the computation of pro forma earnings per share also includes the dilutive effect of additional shares issuable upon exercise of all Culbro stock options outstanding at the Offering date. See "Certain Employee Benefit Matters--Culbro Employee Benefit Plans to be Assumed by the Company--Culbro Stock Option Plans."



(7) Reflects the assumption of certain liabilities by the Company. The liabilities include principally the estimated Culbro debt to be assumed, certain accrued retirement obligations and other items.



(8) Reflects purchase accounting adjustments to increase property and equipment to its estimated fair value. Based on a preliminary allocation of the purchase price of $90.5 million (including an estimate of $1.5 million for acquisition costs), Villazon's historical basis of property and equipment was increased by $3.0 million representing management's preliminary determination of estimated fair value which was based upon current prices of comparable assets.



(9) Reflects the excess of the purchase price paid for Villazon over the fair value of net assets acquired, primarily trademarks and goodwill, if any. As these acquisitions were recently finalized the Company has not yet formally allocated costs between trademarks and goodwill, if any. The Company will finalize all purchase accounting adjustments as soon as practicable.



(10) Reflects financing fees paid to the Company's banks in connection with the Credit Facility used to finance the Villazon Acquisition.



(11) Reflects issuance of short-term Seller Notes of $14.4 million, including the assumption of $4.4 million of long-term debt due to owners as previously included on Villazon's historical balance sheet and debt of $60.0 million incurred under the Credit Facility in connection with the Villazon Acquisition. See Note 4 to the Unaudited Pro Forma Combined Financial Statements above.



(12) Reflects (i) the issuance of the long-term Seller Notes of $10.0 million,
    (ii) borrowings under the Credit Facility of $7.1 million less (iii) the $4.4 million of long-term debt due to owners previously included on Villazon's historical balance sheet. See Note 4 to the Unaudited Pro Forma Combined Financial Statements above.



(13) Reflects deferred taxes related to purchase accounting adjustments to the historical basis of assets acquired in the Villazon Acquisition.



(14) Reflects elimination of shareholders' equity of Villazon.



(15) Reflects net proceeds of $82.2 million applied towards the repayment of (i) $74.4 million of short-term term debt consisting of $60.0 million under the Credit Facility and $14.4 of Seller Notes, and (ii) $7.8 million of long term debt outstanding under the Credit Facility.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Combined Financial Statements and the related Notes thereto included elsewhere in this Prospectus.

OVERVIEW


    The Company's results in each of the periods presented include allocations to the Company of Culbro corporate overhead of $5.5 million, $8.8 million, and $7.2 million in fiscal 1994, fiscal 1995 and fiscal 1996, respectively. These allocations may not necessarily reflect the additional expenses the Company would have incurred as a separate stand-alone entity. The combined financial statements include interest expense on debt specifically incurred by the Company. The Company will assume approximately $43.8 million of Culbro debt prior to the Offering as part of the Culbro obligations to be assumed under the liability portion of the Asset Transfers. This debt was not an obligation of the Company in earlier periods and the Company generally has been a net cash provider to Culbro. Accordingly, this debt and related interest expense were not part of the Company's capital structure in the combined financial statements for any of the periods presented. These results therefore should be read in conjunction with the unaudited combined pro forma results of operations in Note 4 of the Combined Financial Statements and the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Prospectus.



    Since 1993, cigar smoking has experienced a resurgence resulting in an increase in consumption and retail sales of cigars across all major categories, especially in the premium cigar segment. This growth produced overall retail sales in the U.S. cigar market of an estimated $1.25 billion in 1996, the largest dollar sales in the industry's history. Industry unit sales of premium and mass market cigars have increased at CAGRs of 35.4% and 9.6%, respectively, from 1993 to 1996, while retail dollar sales in both categories have increased more rapidly due to price increases. The Company believes that sales of premium cigars exceeded 270 million units in the U.S. in 1996, an increase of over 60% from 1995 unit sales.


RESULTS OF OPERATIONS


    The discussion set forth below relates to the financial condition and results of operations of the Company as of and for fiscal 1996, fiscal 1995 and fiscal 1994.


    Following are certain data related to the results of operations of the Company, calculated as a percentage of net sales:


                                                                          FISCAL YEAR
                                                                -------------------------------
                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
Net sales.....................................................      100.0%     100.0%     100.0%
Cost of goods sold............................................       60.6       56.2       55.8
Gross profit..................................................       39.4       43.8       44.2
Selling, general and administrative expenses..................       30.4       29.6       28.8
Other nonrecurring expense....................................         --         --        2.3
Operating profit..............................................        9.0       14.2       13.1
Interest expense..............................................        0.7        0.8        0.6
Income before income tax......................................        8.3       15.0       13.0
Net income....................................................        5.1        9.1        8.0



    FISCAL 1996 COMPARED TO FISCAL 1995



    Net sales increased 24.7%, or $30.6 million, to $154.7 million in fiscal 1996 compared to $124.0 million in fiscal 1995. This increase in net sales reflected principally higher unit sales of premium cigars, and higher prices in all cigar categories. Continued strong sales and prices of premium cigars, and higher prices in the mass market cigar category more than offset slightly lower unit volume in certain brands of mass market cigars. Nearly all of such increase resulted from increased sales to existing customers. In response to a shortage of properly aged and blended tobacco caused by excessive demand, the Company elected to stop shipping MACANUDO cigars for two months in fiscal 1996 rather than risk compromising its quality standards. Management believes that volume in mass market cigars was adversely affected by repositioning and renaming certain brand names.



    Gross profit increased 25.9%, or $14.1 million, to $68.4 million in fiscal 1996 compared to $54.4 million in fiscal 1995. Gross margin increased to 44.2% in fiscal 1996 from 43.8% in fiscal 1995. The increase in gross margin reflected higher prices, benefits from mix due to relatively higher sales of premium cigars, and lower fixed costs per unit due to the higher volume and improved manufacturing efficiencies.



    Selling, general and administrative expenses increased 21.4%, or $7.9 million, to $44.6 million in fiscal 1996 from $36.7 million for fiscal 1995. Selling, general and administrative expenses in fiscal 1996 include approximately $1.9 million of legal expenses incurred in connection with certain legal proceedings. See "Legal Proceedings--Other Litigation." As a percentage of net sales, selling, general and administrative expenses decreased to 28.8% in fiscal 1996, from 29.6% in fiscal 1995. The decrease in selling, general and administrative expenses as a percentage of net sales in fiscal 1996 is due principally to these expenses increasing at a lower rate than the increase in sales.



    Other nonrecurring expense of $3.6 million in fiscal 1996 includes the allocation to the Company of charges recorded by Culbro in connection with the termination of a management long-term incentive compensation plan which was based on Culbro's stock price, and the acceleration of the vesting of benefits under the plan in anticipation of the Offering. Additionally, the other nonrecurring expense item includes accruals for severance and related expenses in connection with a headcount reduction at the Culbro corporate office. The Company's allocable share of these expenses was determined substantially on the same basis as the allocation of Culbro's general and administrative expenses and is considered to be reasonable. See Note 5 to the Combined Financial Statements of the Company included elsewhere herein.



    Operating profit increased 14.9%, or $2.6 million, to $20.2 million for fiscal 1996 from $17.6 million for fiscal 1995. Including the effect of the other nonrecurring expense referred to above, operating margin decreased to 13.1% during fiscal 1996 from 14.2% during fiscal 1995.



    Net income increased 9.6%, or $1.1 million, to $12.4 million in fiscal 1996 from $11.3 million in fiscal 1995. Income in fiscal 1995 included $2.6 million of pre-tax income from an insurance settlement.


    FISCAL 1995 COMPARED TO FISCAL 1994


    Net sales in fiscal 1995 increased 38.5%, or $34.5 million, to $124.0 million compared to $89.5 million in fiscal 1994. This increase reflected higher unit volume and higher prices in all cigar categories. The increase in premium cigar sales was higher than the increase in the mass market category and accounted for approximately 53.0% of the Company's total increase in sales in fiscal 1995. Nearly all of such increase resulted from increased sales to existing customers.


    Gross profit increased 54.2%, or $19.1 million, in fiscal 1995 to $54.4 million compared to $35.3 million in fiscal 1994. Gross margin increased to 43.8% from 39.4% in fiscal 1994. The increase in gross profit and margin reflected higher unit sales and prices, a more favorable mix due to relatively higher sales of premium cigars, and lower fixed cost per unit due to the higher volume.

    Selling, general and administrative expenses increased 35.0%, or $9.5 million, to $36.7 million in fiscal 1995, from $27.2 million in fiscal 1994. As a percentage of net sales, selling, general and administrative expenses decreased from 30.4% in fiscal 1994 to 29.6% in fiscal 1995. The decrease was primarily due to selling, general and administrative expenses increasing at a lower rate relative to the increase in net sales.

    Operating profit increased 119.1%, or $9.6 million, to $17.6 million in fiscal 1995 compared to $8.0 million in fiscal 1994. Operating margin increased to 14.2% during fiscal 1995 from 9.0% in fiscal 1994.


    Net income increased 148.9%, or $6.8 million, to $11.3 million in fiscal 1995 from $4.6 million in fiscal 1994. Income in fiscal 1995 included approximately $2.6 million of pre-tax income resulting from the collection on an insurance claim in connection with a fire at a Connecticut tobacco warehouse and administrative office in 1994, partially offset by other nonoperating expenses. Higher interest expense in fiscal 1995 related to interest under a mortgage on 387 Park Avenue South. The mortgage was incurred in fiscal 1995.



    PRO FORMA FISCAL 1996 COMPARED TO ACTUAL FISCAL 1995



    The Unaudited Pro Forma Combined Statement of Operations reflects higher sales and operating profit from Villazon, partially offset by higher interest expense from the acquisition debt and debt assumed from Culbro remaining outstanding after the application of the net proceeds from the Offering. The Unaudited Pro Forma Combined Balance Sheet reflects the effects of the Villazon Acquisition, principally the acquisition of trademarks and goodwill, if any, and the capitalization of the Company with the equity from the Offering, as well as debt incurred under the Credit Facility and the Seller Notes.


LIQUIDITY AND CAPITAL RESOURCES


    Net cash flows used in operating activities were $4.9 million for fiscal 1996 compared to net cash flows provided by operating activities of $9.5 million in fiscal 1995. The use of cash in fiscal 1996 compared to cash flow generated in fiscal 1995 reflected substantially higher inventory purchases to meet the current demand for cigars and to secure certain tobacco supplies to meet the anticipated future demand for cigars, and a greater reduction in accounts payable due to the timing of the payment dates of certain liabilities. The Company anticipates purchasing and carrying increased levels of tobacco inventory over the next several years. Net cash flows provided by operating activities were $12.7 million in fiscal 1994. In fiscal 1995, cash flows provided by operations were lower compared to fiscal 1994 due to the net increase in working capital related to the higher sales. The increase in working capital in fiscal 1995 partially offset benefits of higher net income.



    The Company will fund its capital projects using internal cash flow and, if needed, borrowings under the Credit Facility. The capital expenditures in fiscal 1994 and fiscal 1995 relate primarily to investments in cigar manufacturing equipment and are part of the normal replacement and upgrading of the Company's manufacturing equipment and facilities. The capital expenditures in fiscal 1996 primarily relate to investment in the Company's manufacturing facilities to meet the increased demand for the Company's premium cigars. In order to increase production to meet demand, the Company recently completed expansion of its manufacturing facilities in the Dominican Republic, has begun to expand its facilities in Jamaica and expects to increase production at its facilities in Honduras. The Company expects that it will make capital expenditures of approximately $10.3 million in fiscal 1997, $5.0 million of which will be made in connection with the expansion of these facilities. The Company has increased substantially its inventory of long filler tobacco needed for making premium cigars.



    Cash flow provided by financing activities in fiscal 1996 was $14.7 million, and in fiscal 1995 and fiscal 1994 cash flow used in financing activities was $9.1 million and $10.9 million, respectively. In each fiscal year, the cash flows from financing activities reflected principally the transfer of the Company's net cash flow to Culbro or net cash transfers from Culbro to fund the Company's operations. The net cash transfers from Culbro in fiscal 1996 reflected the Culbro funding of the increased tobacco purchases.



    During each of the fiscal years presented in the accompanying combined financial statements, the cash management and treasury activities of the Company were integrated with those of Culbro. The Company's cash receipts were transferred daily into Culbro's cash account and the Company's cash disbursement accounts were reimbursed by Culbro on a daily basis.

    Culbro maintained credit facilities which it utilized to finance transactions relating to the Company and Culbro's other subsidiaries. The Company did not maintain its own separate credit facilities and the accompanying financial statements do not reflect any allocation of Culbro's debt to the Company. The Company maintained an intercompany account with Culbro in which its net cash flow and other intercompany transactions with Culbro were recorded. See
Note 5 to the Combined Financial Statements. The intercompany account with Culbro and the Company's retained earnings and historical capital accounts are included in the Combined Financial Statements as "Culbro Investment."


    On January 21, 1997, the Company entered into the Credit Facility to finance the Villazon Acquisition, to fund the estimated $43.8 million of debt which will be included in the Liability Assumption portion of the Asset Transfers and to fund working capital and other general business requirements. The Company intends to fund its working capital requirements and capital expenditures with cash flow from operations and borrowings under the Credit Facility. Management believes that expected net cash flows from future operations and the availability of borrowings, when necessary, will be sufficient to fund its working capital and capital expenditures for the foreseeable future. As of November 30, 1996, after giving effect to the Offering and the use of proceeds therefrom, there would have been $6.9 million available under the Credit Facility, excluding $9.1 million of cash acquired in the Villazon Acquisition, a portion of which would have been available to reduce borrowings under the Credit Facility. There can be no assurance, however, that the Company's estimate of cash flows prior to the consummation of the Offering will be realized; accordingly, the actual amount available under the Credit Facility upon consummation of the Offering may vary from the projected availability.


BACKORDERS

    The increased demand for premium cigars has caused the Company's backorders of premium cigars, exclusive of Villazon, to increase from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. Currently, the Company does not accept orders from its nine largest customers for premium cigars, but instead allocates to each of them a portion of its production. Therefore, the Company's backorder figure at November 30, 1996 excludes any orders from its nine largest premium cigar customers, although the figure at December 2, 1995 includes such customers' orders. The Company believes that a portion of the backorders reflects the practice of certain customers to order more premium cigars than needed in anticipation of a reduction in the number of cigars included in the order when filled due to short supplies. Accordingly, backorder figures may not reflect actual lost sales for any of the periods shown. Although the Company has taken measures to reduce the amount of backorders for its cigars, there can be no assurance that such measures will be adequate.

INFLATION

    The Company has historically been able to pass inflationary increases for raw materials and other costs onto its customers through price increases and anticipates that it will be able to do so in the future.

SEASONALITY

    The Company's business is generally not seasonal. Cigar unit volume, however, is usually higher in the fourth quarter during the Christmas shopping season and slightly lower in the first quarter following the Christmas season.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This

Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continually reviews its long-lived assets and intangible assets, considering future performance of those assets in assessing the need for adjustments to their carrying values. The Company will perform such reviews in the future in accordance with the methods prescribed by SFAS No. 121.


    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. The Company intends to adopt the disclosure provisions of this standard which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect combined financial condition, results of operations or cash flows.

                                    BUSINESS

GENERAL


    Founded in 1906, General Cigar is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars (imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf). The Company's MACANUDO and PARTAGAS brands are the two top selling premium cigar brands sold in the U.S. The Company believes that higher priced branded premium cigars constitute the fastest growing segment of the premium cigar market. Approximately 80.2% of the Company's premium cigar sales in fiscal 1996 were at suggested retail prices of $3.00 or more per unit. The Company's unit sales at or above this price point have increased at a 90.2% CAGR during the past four years. The Company, through its well known brands such as GARCIA Y VEGA, also is a leading participant in the growing mass market cigar segment. From fiscal 1993 to fiscal 1996, the Company's net sales increased from $76.8 million to $154.7 million and operating profit increased from $2.4 million to $20.2 million, representing CAGRs of 26.3% and 104.2%, respectively. After giving effect to the Villazon Acquisition, on a pro forma basis, the Company's net sales and operating profit for 1996 would have been $196.7 million and $32.3 million, respectively.



    In 1906, the Company's direct predecessor, United Cigar Manufacturers ("UCM"), incorporated, sold its stock to the public and listed on the New York Stock Exchange. The public offering notice with respect to that offering listed the expert appraiser of UCM's cigar tobacco leaf as Joseph Cullman, the grandfather and great grandfather, respectively, of the Company's current Chairman and President. The Cullman family's interest and expertise in tobacco and the cigar industry have developed for over a century and continue today.



    The Company markets its cigars under a number of well-known brand names. The Company's premium cigars include the MACANUDO, PARTAGAS, TEMPLE HALL, CANARIA D'ORO, CIFUENTES and RAMON ALLONES brands. The Company also owns the rights to market cigars in the U.S. under the names COHIBA and BOLIVAR. The Villazon Acquisition has added a variety of other brand names to the Company's line of premium cigars, including PUNCH, HOYO DE MONTERREY and EL REY DEL MUNDO. The Company, after giving effect to the Villazon Acquisition, owns the U.S. trademark rights to seven of the top ten traditional premium Cuban brand names ranked according to 1995 worldwide sales by all cigar marketers. MANCANUDO was rated "best cigar" by ROBB REPORT in 1992, the first year in which ROBB REPORT rated cigars, and "best cigar" again in 1994 and 1995 (the category was not included in the 1993 ROBB REPORT). In 1996, ROBB REPORT chose eight "best cigars," including MACANUDO, PARTAGAS 150 SIGNATURE, HOYO DE MONTERREY EXCALIBUR NO. 2 and COHIBA. The Company's mass market large cigars include GARCIA Y VEGA, WHITE OWL, ROBT. BURNS and WM. PENN. The Company's mass market small cigars include the TIPARILLO and TIJUANA SMALLS brands, as well as smaller sizes of its other mass market brands. The Company does not participate in the market for little cigars, which are cigars that resemble cigarettes. The Company also is the exclusive U.S. distributor of French made DJEEP disposable lighters, and it operates CLUB MACANUDO, a cigar bar located in New York City.


MARKET OVERVIEW


    The cigar market is divided into three principal categories: premium cigars, mass market cigars (large and small) and little cigars. After declining from its peak in 1964, unit sales of cigars in the U.S. increased to 4.4 billion units in 1996 from 3.4 billion units in 1993. Unit sales of premium cigars, which had remained essentially flat since 1981 despite continued declines in mass market cigar unit sales, increased at a CAGR of approximately 35.4% from 1993 to 1996. Led by growth in premium cigars, the U.S. cigar market has grown at a CAGR of 8.7% from 1993 to 1996, while retail dollar sales have grown at a CAGR of 19.9% over the same period.


    The Company believes that this increase in cigar consumption and retail sales is the result of a number of factors, including: (i) the improving image of cigar smoking resulting from increased publicity, including the success of CIGAR AFICIONADO and SMOKE magazines and the increased visibility of cigar smoking by celebrities (such as Arnold Schwarzenegger, Mel Gibson, Demi Moore and Jack Nicholson); (ii) the emergence of an expanding base of younger, highly educated, affluent adults age 25 to 35 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over the age of 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the proliferation of establishments, such as restaurants and clubs, where cigar smoking is encouraged, as well as "cigar smokers" dinners and other special events for cigar smokers.


    CATEGORIES OF CIGARS


    PREMIUM CIGARS. Premium cigars are imported, hand-made or hand-rolled cigars made with long filler and all natural tobacco leaf. Unit sales of premium cigars in the U.S. increased by 10.7% in 1993, by 14.5% in 1994, by 30.5% in 1995 and by an estimated 66.2% in 1996. The Dominican Republic, Honduras and Jamaica collectively accounted for approximately 84.0% of premium cigars imported into the U.S. in 1995. Many of the finest premium cigars sold in the U.S. trace their roots to pre-Castro Cuba and the Cuban emigres who continued making premium cigars in Jamaica, the Dominican Republic, Honduras and Florida. See "--Making a General Cigar Premium Cigar."



    MASS MARKET CIGARS. Mass market cigars generally are domestic, machine-made cigars that use less-expensive short filler tobacco and are made with homogenized tobacco binders and either homogenized sheet wrappers or natural leaf wrappers. Unit sales of mass market cigars in the U.S. decreased by 4.3% in 1993, increased by 9.0% in 1994, increased by 8.6% in 1995 and increased by an estimated 11.4% in 1996. Unit sales of more expensive mass market cigars, using natural leaf wrappers, grew by 12.9% in 1995, as consumers appear to have migrated to more expensive, higher quality mass market cigars.



    LITTLE CIGARS. Little cigars are the lowest priced cigars. Little cigars weigh less than three pounds per 1,000, are similar in size to cigarettes and typically have filters. Little cigars are domestic, machine made cigars that use short filler tobacco and homogenized sheet wrapper. Little cigars are not made with binders. Unit sales of little cigars in the U.S. decreased by 1.1% in 1993, increased by 6.1% in 1994, increased by 2.2% in 1995 and increased by an estimated 3.8% in 1996. The Company does not participate in the market for little cigars.


    The following table sets forth certain data with respect to U.S. cigar unit sales and retail sales for the premium, mass market and little cigar markets for the periods shown:


                                                               1993       1994       1995       1996E       CAGR
                                                             ---------  ---------  ---------  ---------  -----------
                                                                                  (IN MILLIONS)
Unit sales:
  Premium..................................................      110.0      125.9      164.3      273.0        35.4%
  Mass market..............................................    2,028.0    2,211.1    2,400.7    2,673.3         9.6
  Little cigars............................................    1,288.0    1,367.0    1,397.0    1,450.5         4.0
                                                             ---------  ---------  ---------  ---------
    Total..................................................    3,426.0    3,704.0    3,962.0    4,396.8         8.7
                                                             ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------

Retail sales...............................................  $   725.0  $   898.0  $ 1,054.0  $ 1,250.0        19.9%
                                                             ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------


------------------------


Source: Bureau of Alcohol, Tobacco and Firearms; Cigar Association of America
        ("CAA") Annual Survey of Cigars. 1996 figures are based on CAA estimates. Retail sales are based in part on the Company's estimate of sales of little cigars. Data for 1996 are based in part on the Company's estimates.

    CIGAR TOBACCOS

    Tobacco is grown around the world, but production of the finest cigar tobaccos is concentrated in the Tropics, especially Cuba, Cameroon, Central West Africa, the Dominican Republic, Ecuador, Honduras, Indonesia, Mexico and Nicaragua. The Connecticut River Valley, however, produces some of the finest wrapper tobacco in the world. Connecticut Shade wrapper tobacco is grown under a gauze shade to produce a finer, thinner leaf with smaller veins than that of sun-grown tobaccos. Some wrapper tobacco, as well as all high-quality binder and filler tobacco, is exposed to the full strength of the sun throughout the growing season, producing a thicker leaf with stronger flavors and darker colors. Premium binder and long filler tobaccos sell for approximately $4 to $7 per pound, while premium cigar wrapper tobaccos sell for approximately $20 to $40 per pound and the best Connecticut Shade wrapper tobaccos sell for approximately $42 to $44 per pound.


    Tobacco is grown from seeds that are germinated in greenhouses in raised seedbeds. After six weeks, the healthiest seedlings are transplanted to fields. Commencing six weeks after transplanting, the leaves are picked, starting with the bottom of the stalk, three leaves at a time, once a week over a six week period. Once harvested, the tobacco goes through a period of curing and fermentation. In the curing stage, the wrapper tobacco is hung in tobacco sheds for approximately five weeks to remove moisture and cause the green leaves to turn into the desired golden brown color. In the fermentation stage, workers carefully build slightly moistened tobacco into piles weighing approximately 3,000 pounds known as "bulks." Temperatures inside the bulks reach as high as 120 DEG.F as the tobacco "sweats" in the early stages of fermentation. The tobacco is turned multiple times before fermentation is complete. Workers then sort the tobacco, first according to color and clarity and then according to size. Sorted leaves are then tied into "hands," each consisting of 40 leaves. The hands are then "mulled," or softly fermented in cases weighing up to 130 pounds, and packed in bales, usually surrounded by burlap, to age. Premium cigar tobaccos generally age for approximately one to three years, although "vintage" premium tobaccos may age for up to ten years.


    The Company purchases premium cigar wrapper tobacco from growers throughout the world, including Cameroon (for use in making the PARTAGAS and RAMON ALLONES cigars), Ecuador (for use in making the PUNCH and HOYO DE MONTERREY cigars) and Mexico (for use in making the CANARIA D'ORO cigar). The Company is a grower and supplier of Connecticut Shade tobacco used in making the MACANUDO and TEMPLE HALL cigars. The Connecticut Shade tobacco used for wrapper on the Company's cigars is sent to the Dominican Republic from Connecticut for curing and fermentation, after which it is shipped back to the U.S. for aging in a process known as a "winter sweat." After aging for one year, the bales of Connecticut Shade are returned to the Dominican Republic for an additional period of fermentation, and are then sent back to the U.S. a second time for additional aging before being shipped to the Company's cigar manufacturing facilities in the Dominican Republic and Jamaica.


    The Company purchases all of its binder and long filler tobaccos from growers throughout the world, primarily the Dominican Republic, Mexico and other countries. The binder tobacco is purchased in leaf form, while the long filler tobacco is purchased in "frog" strip form, with half of the stem removed. The Company procures commitments for binder and long filler tobacco two years in advance of delivery. These tobaccos grow for one year and are fermented for one year, after which they are baled and delivered to warehouses in Pennsylvania for aging. Binder and long filler tobacco generally is aged from one to two years. Throughout the growing and fermenting process, representatives of the Company periodically inspect tobacco for which the Company has received a sale commitment.


MAKING A GENERAL CIGAR PREMIUM CIGAR

    To assure that its premium cigars are consistently of the highest quality, the Company employs a painstaking, labor-intensive process, requiring the skilled judgment of experienced master cigar-makers and numerous intricate steps on the part of trained craftsmen. A tobacco leaf used in the manufacture of any of the Company's premium cigars may be touched as many as 100 times before it is smoked as part of a finished cigar.

    THE WRAPPER. After sufficient aging, baled wrapper tobacco is opened and examined for quality. The hands of wrapper tobacco are moistened in a process known as "casing." Then each individual tobacco leaf is "stripped" to remove the stem, and the half leaves are selected according to the length appropriate for each cigar size. Finally, the sorted half leaves are counted into "pads" of 50 and sent to the cigar floor.

    THE BINDER AND LONG FILLER. After aging, the binder and long filler tobacco leaves are sent to one of the Company's cigar factories. There, the binder tobacco is cased, stripped, sized and sorted into pads of 50 in a process similar to that used in preparing the wrapper tobacco and is then sent to the cigar floor. The long filler leaves are placed in a moistening hot room in order to separate the individual leaves. The long filler leaves are then blended by hand by placing leaf upon leaf and boxing them in cedar boxes for storage in cedar storage rooms for three to five weeks in a process designed to marry the various aromas of the leaves in order to create a uniform taste. Following this blending process, the long filler tobacco is sent to the cigar floor.

    MAKING THE CIGAR. Bunchers, working side by side with wrapper-rollers, take leaves from filler boxes and, taking care to maintain the appropriate mixture of light and heavy tobaccos, roll them by hand inside a dark, supple binder leaf. The bunch is then placed in a wooden mold that shapes it to the specific length and ring gauge of a particular cigar size. After approximately 30 minutes, the bunch is removed from the mold for wrapping. The wrapper-roller places the wrapper leaf upside down on a cutting board so that the smooth, unveined side of the leaf will appear on the outside of the cigar and uses a "Cuban knife" to trim each wrapper to the correct shape for a particular cigar size. The wrapper-roller then wraps the shaped bunch in the wrapper and seals the head of the cigar with a natural, flavorless gum from the tragacanth tree.

    The finished cigars are then "bundled" in lots of 50 and inspected for weight and firmness, as well as size, density, uniformity and texture. Finished cigars are aged for three to 12 weeks in a cedar room. Trained selectors arrange the finished cigars in separate groups chosen by subtle color differences. Master cigar-makers smoke samples to assure quality. Cigars then are individually banded and cellophaned or tubed and placed in handcrafted cigar boxes to be shipped to the Company's customers.

BUSINESS STRATEGY

    The Company believes that its competitive strengths, together with the following strategies, will enable the Company to continue its growth, increase its profitability and enhance its market share:


     / / INCREASE LEADING MARKET SHARE IN THE U.S. PREMIUM SEGMENT. The Company
         intends to capitalize on the rapidly growing premium cigar market by:
         (i) continuing to improve awareness and recognition of its premium cigar brands through extensive advertising, increased penetration of targeted retail outlets and professional sales management; (ii) developing and selling more broadly certain new premium cigars that carry well recognized traditional premium Cuban brand names, such as COHIBA and BOLIVAR; (iii) developing line extensions in higher price categories, such as MACANUDO VINTAGE and PARTAGAS LIMITED RESERVE, that leverage the Company's already established premium brands; and (iv) using the Company's national sales force and extensive channels of distribution to increase sales of the products acquired in the Villazon Acquisition.


     / / DEVELOP "PREMIUM" MASS MARKET CIGAR BUSINESS. The Company is seeking to increase revenues and profits in its mass market cigar business by extending its well-known mass market brand names into higher price categories within the mass market segment. The Company believes that the higher-end mass market segment recently has experienced growth similar to that of the premium segment. The Company is attempting to capitalize on this growth by expanding products such as the GARCIA Y VEGA

         HAND MADE cigars and by developing similar higher-end cigars under several of its other mass market brand names, such as the WHITE OWL SELECT, a natural leaf wrapper mass market cigar.


     / / EXPAND MASS MARKET CIGAR BUSINESS. The Company believes that the resurgence in the premium segment also has positively affected the demand for traditional mass market cigars. The Company's leading high-end mass market brand, GARCIA Y VEGA, experienced a 27.9% increase in unit growth in 1996 compared to 1995. The Company intends to increase its sales and production of traditional mass market cigars to capitalize on the increasing demand in the mass market segment.



     / / EXPAND PRODUCTION CAPACITY AND TOBACCO INVENTORY. The Company intends to expand manufacturing capacity in order to meet increasing demand for its products while adhering to its traditionally high quality standards. The Company recently completed the expansion of its manufacturing facilities in the Dominican Republic, has begun to expand its facilities in Jamaica and intends to expand production at the Villazon facilities in Honduras. In addition, the Company has implemented a unique "training center" program at its Dominican Republic facility through which it has been able to train a greater number of cigar rollers in a shorter period of time and attain a higher rate of completion of the training program than had been its experience using traditional training methods. The Company intends to implement a similar program in its Jamaican and Honduran facilities. The Company also has substantially increased its tobacco inventory for making premium cigars.



     / / SELECTIVELY BROADEN CIGAR DISTRIBUTION CHANNELS. The Company intends to broaden its existing customer relationships and actively develop new channels and methods of distribution. With respect to premium cigars, the Company is pursuing opportunities in a number of developing distribution channels, including cigar bars and clubs, hotel shops, wine shops (excluding jurisdictions where selling tobacco products in businesses possessing retail liquor licenses is prohibited by law), restaurants and upscale specialty retail stores (such as Neiman Marcus and Orvis). With respect to mass market cigars, the Company is seeking to enhance relations with existing retailers by acting as the tobacco "category manager," assisting such retailers in increasing their sales of tobacco products.


     / / EXPAND INTERNATIONAL CIGAR BUSINESS. The Company plans to increase its international presence, particularly with respect to the MACANUDO brand. The Company will focus its efforts in the United Kingdom, Germany, France, Spain, China and certain countries in South America, as well as duty free markets worldwide. The Company intends to implement this strategy in a variety of ways, including building on its existing relationships with major international distributors and entering into joint ventures.


     / / DEVELOP SALES OF BRANDED SMOKING ACCESSORIES AND LIFESTYLE
         PRODUCTS. The Company intends to become a leading marketer and licensor of high-quality branded smoking accessories, such as humidors and cigar cutters, and branded luxury lifestyle products, such as leather goods and apparel. The Company believes such expansion will improve brand recognition among premium cigar consumers. The Company also may open additional CLUB MACANUDO locations, including one location in Chicago expected to open in the spring of 1997. CLUB MACANUDO promotes the Company's premium brands as well as cigar smoking as part of the luxury lifestyle. The Winter 1996/97 issue of CIGAR AFICIONADO called CLUB MACANUDO New York City's "preeminent cigar lounge," and SMOKE magazine recently said of CLUB MACANUDO, "this place is pure 'cigar.' "

BACKORDERS

    The increased demand for premium cigars has caused the Company's backorders of premium cigars, exclusive of Villazon, to increase from $21.0 million at wholesale at December 2, 1995 to $78.0 million at wholesale at November 30, 1996. Currently, the Company does not accept orders from its nine largest customers for premium cigars, but instead allocates to each of them a portion of its production. Therefore, the Company's backorder figure at November 30, 1996 excludes any orders from its nine largest premium cigar customers, although the figure at December 2, 1995 includes such customers' orders. The Company believes that a portion of the backorders reflects the practice of certain customers to order more premium cigars than needed in anticipation of a reduction in the number of cigars included in the order when filled due to short supplies. Accordingly, backorder figures may not reflect actual lost sales for any of the periods shown. Although the Company has taken measures to reduce the amount of backorders for its cigars, there can be no assurance that such measures will be adequate. See "Risk Factors--Constraints on Ability to Satisfy Demand."

SALES AND MARKETING

    The Company believes that it is recognized as one of the most successful marketers of cigars in the U.S., having achieved ADVERTISING AGE's 1996 "Top Marketing 100" award for the MACANUDO brand. The Company believes that it spends considerably more on consumer advertising than its nearest competitor, even in times when it is experiencing significant backorders.


    The Company sells its cigar products throughout the U.S. to over 1,300 customers, consisting of wholesale distributors, direct buying chains (including food, drug, mass merchant and convenience store chains), tobacconists, specialty retailers (such as Neiman Marcus and Orvis) and consumer catalogue retailers. No single customer accounts for more than 10% of the Company's total sales.



    The Company recently has created a full-time, in-house sales analysis group, which reviews cigar industry consumption reports prepared by national sales audit firms, as well as sales information provided by retailers with respect to which the Company acts as category manager. The Company also employs a direct sales force to develop and service its sales to wholesalers, distributors, direct buying chains and tobacconists. The Company's sales force, which has increased by 60% since 1994, is composed of two groups, one group responsible for the sale of all the Company's products and a separate group of "premium specialists" focusing on the sale and promotion of premium cigars with tobacconists, cigar clubs, restaurants, premium cigar distributors and other specialty retailers. Both sales groups utilize a fact-based approach to category selling designed to optimize category performance for the Company's retail customers and improve the performance of the Company's brands. The Company believes that the utilization of a separate premium selling group positions it to maintain a high degree of focus on its premium product category while enabling the sales force to serve a broad mass market customer base. The Company's sales force operates nationally with account coverage structured geographically to provide for close relationships with local customers.



    The Company actively pursues innovative outlets for marketing its premium cigars to the luxury goods consumer, such as golf pro shops and upscale wine shops. The Company also has developed a program through which it markets cigars and cigar menus directly to restaurants. With respect to its mass market brands, the Company has adopted a program to promote its brands with certain retailers, such as CVS and Walmart/McLane, by acting as tobacco "category manager." The Company also provides a wide variety of cigar merchandising fixtures and point-of-sales support to its retailers. These fixtures help to maintain an attractive in-store product presentation and to improve shelf space and positioning of the Company's brands.


    The Company advertises its premium cigar products in magazines, such as CIGAR AFICIONADO and SMOKE, as well as magazines targeted to an upscale audience such as ROLLING STONE, FORBES and GOLF DIGEST and in newspapers and on radio. The Company advertises its mass market cigar products primarily through newspapers, sports magazines and similar publications. In addition, the Company's website, "cigarworld.com," was selected as the best cigar product website by YAHOO magazine. The Company has substantially increased its marketing and advertising expenditures in order to continue to build the brand recognition of its leading premium cigar brands, as well as to support new product introductions. Since 1993, the Company has brought to market a broad array of new products and brand extensions primarily in connection with its brand-oriented cigar marketing, including limited edition cigars under the PARTAGAS 150 and multi-year MACANUDO VINTAGE offerings, MACANUDO and PARTAGAS branded fashion apparel and branded cigar smoking accessories.


    Sales of the Company's cigar products outside of the U.S. currently are not material, although the Company plans to increase its international presence, particularly with respect to the MACANUDO brand. The Company will focus its efforts in the United Kingdom, Germany, France, Spain, China and certain countries in South America, as well as duty free markets worldwide. The Company recently became the only U.S. cigar maker to receive approval from the government of China to market and sell its products in that country. The Company already has begun distributing premium and mass market cigars in China.

TRADEMARKS


    The Company's success and ability to compete are dependent to a significant degree on its trademarks. The Company generally owns the trademarks under which its products are sold. The Company has registered its trademarks in the U.S. and many other countries and will continue to do so as new trademarks are developed or acquired. The Company holds the right to use the MACANUDO trademark and brand name for cigars in many countries worldwide. The Company does not, however, hold or own the right to use certain of its well-known trademarks and brand names, including PARTAGAS and COHIBA, in certain foreign markets. The Company's ability to expand into such markets by capitalizing on the strength of its brand names in the U.S. may be limited by its inability to use or acquire such brand names in those foreign markets. The Company pays royalties to the prior owners of certain of its trademarks. Such payments are not material. The Company owns the U.S. trademarks listed below:



PREMIUM CIGAR BRANDS                   MASS MARKET CIGAR BRANDS
-------------------------------------  -------------------------------------
MACANUDO                               GARCIA Y VEGA
PARTAGAS                               WHITE OWL
PUNCH                                  TIPARILLO
HOYO DE MONTERREY                      ROBT. BURNS
COHIBA                                 TIJUANA SMALLS
EXCALIBUR                              WM. PENN
RAMON ALLONES                          LORD BEACONSFIELD
TEMPLE HALL                            VILLA DE CUBA
EL REY DEL MUNDO                       PEDRO IGLESIAS
CANARIA D'ORO                          TOP STONE
CIFUENTES                              VILLAZON DELUXE
BOLIVAR
BELINDA
BANCES



    The Company vigorously defends its trademarks from their improper use by others, including the manufacturers of counterfeit cigars.

RAW MATERIALS

    The Company has strong relationships with tobacco suppliers and is expanding its commercial and technical ties with local growers to secure a variety of sources for raw materials, ensure the quality of its raw materials and maximize cost savings.


    The most important material in the manufacture of cigars is properly aged tobacco. Arrangements for the procurement of tobacco typically are made at the time the tobacco is planted, approximately three to four years before the tobacco will be manufactured into cigars. The Company buys tobacco directly from a large number of suppliers worldwide and does not believe that it is dependent on any single source for tobacco. During 1996, the Company discontinued shipping MACANUDO cigars for a two month period as excessive demand led to a shortage of properly aged and blended tobacco. The Company has experienced shortages in Cameroon-grown natural wrapper tobacco, which is used in making PARTAGAS cigars, due to the increase in demand for high quality natural wrapped cigars. Because the Company is a leading grower and supplier of Connecticut Shade tobacco, which is used in making MACANUDO cigars, the Company has not experienced similar shortages with respect to Connecticut Shade. The increase in demand has caused the price of natural wrapper and premium cigar tobaccos to increase. The Company has an extensive seed development program to improve the wrapper tobacco characteristics. The Company lost certain seed samples and records in a fire in 1994. See "Risk Factors--Constraints on Ability to Satisfy Demand," "Risk Factors--Social, Political and Economic Risks Associated with Foreign Operations and International Trade" and "--Backorders."


COMPETITION


    The Company is the largest manufacturer and marketer in the U.S. in both units and dollar sales of brand name premium cigars. The Company's main competitors in the branded and private label premium markets include Davidoff, Fuente, Consolidated Cigar Holdings Inc. and Nestor Plasencia. In addition, the increased demand for cigars and the relatively low barriers to entry have led to many new entrants in the premium cigar manufacturing business. The Company's main competitors in the mass market cigar market are Swisher International Group Inc., Consolidated Cigar Holdings, Inc., and Havatampa/Phillies Cigar Corporation.


THE TOBACCO INDUSTRY

    REGULATION

    Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the purchase of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the recent increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the U.S. Congress, including bills that would have (i) prohibited the advertising and promotion of all tobacco products or restricted or eliminated the deductibility of such advertising expenses, (ii) increased labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins, (iii) shifted regulatory control of tobacco products and advertisements from the FTC to the FDA, (iv) increased tobacco excise taxes and
(v) required tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Hearings have been held on certain of these proposals; however, to date, none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have an adverse effect on the results of operations or financial condition of the Company.

    In August 1996, the FDA published a final rule on tobacco in the Federal Register. Specifically, the rule prohibits a variety of activities relating to the sale of cigarettes and smokeless tobacco, including the distribution of non-tobacco items, such as hats and tee shirts, that carry cigarette logos. These regulations are not currently applicable to cigars; however, there can be no assurance that these regulations will not be extended to include cigars in the future. A significant portion of the Company's Djeep lighter sales is to cigarette manufacturers who sell or give away such lighters with their cigarettes. These regulations, if effective in this respect despite numerous court challenges, would have a material adverse effect on the Company's Djeep lighter business.



    In addition, the majority of states restrict or prohibit smoking in certain public places and restrict the sale of tobacco products to minors. Local legislative and regulatory bodies also have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Further restrictions of a similar nature could have an adverse effect on the sales or operations of the Company. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas, regulating point of sale placement and promotions and requiring warning labels.



    California, for example, requires "clear and reasonable" warnings to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes. Although similar legislation has been introduced in other states, no action has been taken. Although federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986, there is no federal law requiring that cigars carry such warnings. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar legislation. Consideration at both the federal and state level also has been given to consequences of tobacco smoke on non-smokers (so called "second-hand" smoke). There can be no assurance that regulations relating to second-hand smoke will not be adopted or that such regulations or related litigation would not have a material adverse effect on the Company's results of operations or financial condition. The Company has received complaints from neighbors with respect to cigar smoke emanating from its Club Macanudo establishment in New York City. There can be no assurance that such complaints will not lead to fines, regulation and/or litigation that could adversely affect Club Macanudo.



    The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of second-hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal SCIENCE reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. The study and these reports could affect pending and future tobacco regulation and litigation. See "--Litigation."



    Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation. There can be no assurance as to the ultimate content, timing or effect of any additional regulation of tobacco products by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business.


    LITIGATION

    Historically, the cigar industry has experienced less health-related litigation than the cigarette and smokeless tobacco industries have experienced.

    Litigation against the cigarette industry historically has been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cipollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry generally have been unsuccessful. A jury in Florida, however, recently determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in damages.


    Current tobacco litigation generally falls within one of three categories: class actions, individual actions or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies vigorously are defending these actions.



    In May 1996, the Fifth Circuit Court of Appeals in Castano v. American Tobacco, et al. reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in Castano recently have been filed in certain states. To date, two pending class actions against major cigarette manufacturers have been certified. The first case is limited to Florida citizens allegedly injured by their addiction to cigarettes; the other is limited to flight attendants allegedly injured through exposure to secondhand smoke. See "--Legal Proceedings."


    EXCISE TAXES


    Cigars long have been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 12.75% of the manufacturer's selling price, net of the federal excise tax and certain other exclusions, capped at $30.00 per thousand cigars.


    In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. In 1993, the Clinton Administration proposed a significant increase in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund the Clinton Administration's health care reform program. The Company believes that the volume of cigars sold would have been dramatically reduced if excise taxes were enacted as originally proposed as part of the Clinton Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Clinton Administration or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of the Company. The Company is unable to predict the likelihood of the passage or the enactment of future increases in tobacco excise taxes.

    Tobacco products also are subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. The number of states that impose excise taxes on cigars is 42. State cigar excise taxes are not subject to caps similar to the federal cigar excise tax. From time to time, the imposition of state and local taxes has had some impact on sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes are likely to have an adverse effect on regional sales as cigar consumption generally declines.

LEGAL PROCEEDINGS



    TOBACCO LITIGATION



    The Company is a party to lawsuits incidental to its business. The Company, together with a variety of other tobacco product manufacturers and retailers, has been named in seven suits in Florida since 1995; however, it has been served in only four of these lawsuits and in each case was voluntarily dismissed as a defendant (without prejudice in each case). One of the suits in which the Company has been named but not served is a putative class action, filed on or about August 30, 1996, brought against the Company and 13 other defendants on behalf of Florida residents alleged to be addicted to nicotine and injured as a result of smoking cigarettes. In addition, the Company and 13 others were named as defendants in two "form" complaints that identified no plaintiffs, filed in August 1996, apparently in contemplation of filing additional complaints on behalf of individual plaintiffs. The Company has not been served with complaints in any such cases. The Company believes that the outcome of such legal proceedings as are pending will not in the aggregate have a material adverse effect on the Company's consolidated financial position. The Company carries general liability insurance but has no health hazard policy, which, to the best of the Company's knowledge, is consistent with industry practice. There can be no assurance, however, that there will not be an increase in health-related litigation against the cigarette and smokeless tobacco industries or similar litigation in the future against cigar manufacturers. The costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any material health-related litigation against manufacturers of cigars, cigarettes or smokeless tobacco or suppliers to the tobacco industry could have a material adverse effect on the Company's business. The recent increase in the consumption of cigars and the publicity such increase has received may have the effect of increasing the probability of legal claims.



    OTHER LITIGATION



    In the spring of 1995, the Company discovered and immediately notified U.S. Customs officials that packages of marijuana were passing through its Dothan, Alabama plant, apparently secreted by persons still unknown in cigar shipping cartons originating from the Company's Kingston, Jamaica plant. The Company has since fully cooperated with U.S. Customs and other federal and state officials throughout their investigation of this alleged drug trafficking.



    As a result of investigating the drug shipments, the Company uncovered information which led to the conviction of one of its senior managers on 25 counts of mail fraud. The employee is awaiting sentencing and his accomplices now are serving prison sentences. The employee brought suit for wrongful termination and alleged a number of illegal activities by General Cigar Co., Inc., including payments to officials of foreign governments, pricing practices and election campaign contribution violations. The alleged improper campaign contributions, aggregating $11,000, have been refunded by such campaigns and the Company is seeking a conciliation agreement with respect thereto with the Federal Election Commission. Subsequently, General Cigar Co., Inc. was served with a U.S. Grand Jury subpoena in Connecticut relating to the allegations in the lawsuit filed by the former employee. This investigation has since been terminated.



    In May 1995, the SEC began an informal investigation into trading in Culbro common stock in the period prior to Culbro's announcement of an agreement in principle to sell a 51% interest in General Cigar Co., Inc. The SEC staff was provided with numerous documents they requested and they interviewed several officers of Culbro and the Company. The Company does not know the status of the investigation, but it has received no communication from the SEC in several months.



    Pursuant to the terms of a Distribution Agreement between Culbro and CLR, CLR will acquire Culbro's 50.1% interest in Eli Witt. In November 1996, Eli Witt filed for protection under Chapter 11 of the Federal Bankruptcy Law. Prior to February 1993, Eli Witt was a wholly-owned subsidiary of Culbro and filed consolidated tax returns with Culbro. Culbro, Eli Witt and other parties engaged in two complex acquisitions and reorganizations in 1993 and 1994, pursuant to which Culbro received significant distributions from Eli Witt to repay Culbro debt, including substantial amounts Culbro had previously borrowed from unaffiliated third parties to fund Eli Witt's business. Culbro subsequently loaned $5 million to Eli Witt. It is anticipated that these transactions will be reviewed by Eli Witt creditors and other parties in interest in connection with the Chapter 11 case. The Company believes that any such proceedings are not likely to have a material adverse effect on the Company's business, financial condition or results of operations.


EMPLOYEES


    The Company employs approximately 5,000 persons, which includes 1,000 seasonal employees. At present, employees at the Company's Kingston, Jamaica location are represented by two unions, the Trade Union Congress ("TUC"), which represents production and maintenance workers, and the Bustamante International Trade Union ("BITU"), which represents supervisors and office and clerical employees. The Company's contract with TUC expires in March 1999, and its contract with BITU expires in December 1997. On occasion, work stoppages have occurred during the negotiation of new union contracts in Jamaica, and there can be no assurance that such a stoppage will not occur in connection with the negotiation of any new contract. In addition, employees at the Company's Tampa, Florida facility are represented by the Cigar Makers' Union Local 533 of the Retail, Wholesale and Department Store Union AFL-CIO-CLC. No other employees of the Company are represented by unions. The Company believes that its relations with its employees are satisfactory. Recently, the increased demand for cigars has led to increased demand for cigar rollers, and a number of these employees have taken advantage of employment opportunities with competitors and new market entrants.


PROPERTIES

    LAND HOLDINGS


    The Company owns approximately 1,200 acres of land in the Connecticut River Valley used in its tobacco growing operations. In addition, the Company will lease for a ten-year period approximately 500 acres of arable land in Connecticut. CLR at its option may terminate the lease as to 100 acres annually.

    PRINCIPAL PROPERTIES



    As of February 4, 1997, the principal properties owned or leased by the Company for use in its business included:



                                  OWNED         LEASE
                                    OR       EXPIRATION                                         APPROXIMATE
LOCATION                          LEASED        DATE            NATURE OF OPERATION            FLOOR SPACE(1)
------------------------------  ----------  -------------  ------------------------------  ----------------------
New York, New York              Owned                 N/A  Executive Offices                        210,000(2)
                                                           -New York Headquarters
New York, New York              Leased            8/31/05  Club Macanudo                              5,000
                                                           -Cigar Bar
Kingston, Jamaica, W.I.         Owned                 N/A  Cigar Manufacturing                      119,000
Dothan, Alabama                 Leased(3  )       11/1/01  Cigar Manufacturing &                    165,000
                                                           Warehousing
Hatfield, Massachusetts         Owned                 N/A  Tobacco Warehouse                         81,000
Santiago, Dominican             Leased(4  )      10/31/01  Tobacco Processing, Cigar                384,243
  Republic                                                 Manufacturing & Storage
Dominican Republic              Leased            9/15/01  Tobacco Growing                        80 acres
Bloomfield, Connecticut         Leased            8/30/06  General Cigar Co., Inc.                   11,137
                                                           Executive Offices
Bloomfield, Connecticut         Leased           10/17/06  General Cigar Co., Inc.                   12,500
                                                           Bloomfield Headquarters
Bloomfield, Connecticut         Leased           11/30/97  Warehouse                                 11,644
Ellington, Connecticut          Owned                 N/A  Tobacco Growing                       202 acres
Granby, Connecticut             Owned                 N/A  Tobacco Growing                      449.3 acres
Suffield, Connecticut           Owned                 N/A  Tobacco Growing                      204.8 acres
San Pedro Sula,                 Owned                 N/A  Manufacturing &                      6.9 acres(7)
  Honduras                                                 Distribution
San Pedro Sula,                 Leased            3/31/99  Offices                              421 square meters
  Honduras
Danli, Honduras                 Owned                 N/A  Manufacturing &                    5,500 square meters
                                                           Distribution
Tampa, Florida                  Owned                 N/A  Executive Offices,                         57,500
                                                           Manufacturing &
                                                           Distribution
Upper Saddle River, New Jersey  Leased(5  )      12/31/00  Sales & Distribution                       21,500
Chicago, Illinois               Leased          9/30/01(6) Club Macanudo                              11,000
                                                           -Cigar Bar


------------------------

(1) In square feet, except where indicated.

(2) The Company uses approximately 25,000 square feet. The balance is leased or available for lease.

(3) Industrial Revenue Bond financing lease. The Company owns a 52,500 square foot warehouse in Dothan, Alabama that is leased to a third party.


(4) The Company leases property in Santiago, Dominican Republic for its cigar manufacturing, tobacco processing and tobacco warehousing operations. These operations are conducted in several different facilities which are subject to 11 different leases. The leases have expiration dates ranging from 1998 to 2001 and each is subject to a renewal option. The Company subleases 70,000 square feet of these facilities to Shade Leaf Processors.



(5) Subject to a two-year renewal at the Company's option. The Company also has agreed to lease an additional 6,000 square feet at this facility, on the same terms as the premises currently leased, from the earlier of July 22, 1997 and departure of the current tenant of such additional space.



(6) Subject to a five-year renewal at the Company's option.



(7) Entire area of site.

    In addition, the Company is planning to construct a new warehouse in Bloomfield, Connecticut.


    The Company believes that its existing manufacturing facilities and distribution centers are adequate for the current level of the Company's operations. The Company is, however, in the process of expanding its operations to meet increasing demand. The Company recently completed the expansion of its manufacturing space at its Dominican Republic facilities, and has begun to expand its manufacturing space in Jamaica, through a combination of new construction and reconfirguration of existing space at those facilities to increase the overall square footage devoted to the manufacturing process. The Company expects that it will make capital expenditures of approximately $5.0 million in fiscal 1997 in connection with the expansion of these facilities. As a result of these measures, as well as additional training and the introduction of double-shifting at certain facilities, the Company believes that its manufacturing facilities will be capable of meeting expected demand for cigars by the end of 1997. The Company believes that additional facilities, if necessary, would be readily available on a timely basis on commercially reasonable terms. Further, the Company believes that the leased space that houses its existing manufacturing and distribution facilities is not unique and could be readily replaced, if necessary, at the end of the terms of its existing leases on commercially reasonable terms.


    The Company believes that its facilities are well maintained and in substantial compliance with environmental laws and regulations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to the Company's executive officers, directors and certain other key employees.


             NAME                  AGE                                      POSITION
------------------------------  ---------  --------------------------------------------------------------------------

Edgar M. Cullman                79         Chairman of the Board and Director

Edgar M. Cullman, Jr.           50         President, Chief Executive Officer and Director

Jay M. Green                    49         Executive Vice President, Chief Financial Officer and Treasurer

Austin T. McNamara              42         Executive Vice President and Chief Operating Officer

A. Ross Wollen                  53         General Counsel, Senior Vice President and Secretary

Joseph C. Aird                  52         Senior Vice President--Controller

Robert Loftus                   46         Vice President and Assistant Controller

Alfons Mayer                    70         Senior Vice President of Tobacco of General Cigar Co., Inc.

Benjamin F. Menendez            60         Senior Vice President of Premium Special Projects of General Cigar Co.,
                                           Inc.

Angel Daniel Nunez              45         Senior Vice President of Tobacco Growing and Processing of General Cigar
                                           Co., Inc.

John M. Rano                    50         Senior Vice President of Marketing and Product Development of General
                                           Cigar Co., Inc.

Frank Fina, Jr.                 54         Senior Vice President of New Business Development of General Cigar Co.,
                                           Inc.

Raymond Hansen                  47         Senior Vice President of Operations of General Cigar Co., Inc.

W. Brent Currier                36         Vice President of Sales and Field Marketing of General Cigar Co., Inc.

Bruce A. Barnet                 51         Director

John L. Bernbach                52         Director

John L. Ernst                   56         Director

Thomas C. Israel                52         Director

Dan W. Lufkin                   65         Director

Graham V. Sherren               59         Director

Peter J. Solomon                58         Director

Francis T. Vincent, Jr.         58         Director


    EDGAR M. CULLMAN has been the Chairman of the Board of the Company since December 1996. From 1962 to 1996 he served as Chief Executive Officer of Culbro. Mr. Cullman has served as a Director of Culbro since 1961 and has been Chairman of Culbro since 1975. He also is a Director of Centaur Communications Limited, Bloomingdale Properties, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996. Edgar M. Cullman is the father of Edgar M. Cullman, Jr. and the uncle of John L. Ernst.

    EDGAR M. CULLMAN, JR. is the President and Chief Executive Officer of both Culbro and the Company, and he also is a Director of both Culbro and the Company. Mr. Cullman was elected President and Chief Executive Officer of the Company in December 1996. He was elected Chief Executive Officer of Culbro in

1996 after serving as the Chief Operating Officer of Culbro for 12 years. He has been President of Culbro since 1984 and has been a Director of Culbro since 1982. In 1992, 1993 and 1995 he was President of Culbro Land Resources, Inc. Mr. Cullman is also a Director of First Financial Caribbean Corporation, Bloomingdale Properties, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    JAY M. GREEN is the Executive Vice President, Chief Financial Officer and Treasurer of both the Company and Culbro. He was appointed to this position with the Company in December 1996 and has served in the same capacity with Culbro since 1988. Mr. Green is a director of Players International, Inc. and Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    AUSTIN T. MCNAMARA has been the Executive Vice President and Chief Operating Officer of the Company since December 1996 and has been the President of General Cigar Co., Inc. since 1994. He was the Senior Vice President of Sales and Marketing of General Cigar Co., Inc. from 1993 to 1994. Prior to joining General Cigar Co., Inc. in 1993, he was the Group Vice President, General Manager in the Process Foods Division of Chiquita Brands International and held several Brand Management positions at Procter & Gamble.

    A. ROSS WOLLEN is the General Counsel, the Senior Vice President and Secretary of both the Company and Culbro. He was elected in this capacity at the Company in December 1996 and has served Culbro as General Counsel since 1980, as Senior Vice President since 1983 and as Secretary since 1987.

    JOSEPH C. AIRD is the Senior Vice President--Controller of both the Company and Culbro. He was named to that position at the Company in December 1996, and he assumed that office with Culbro in 1995. Mr. Aird has served as a Vice President of Culbro since 1987. He also is a director of Eli Witt. Eli Witt filed for relief from its creditors under Chapter 11 of the Federal Bankruptcy Code in November 1996.

    ROBERT LOFTUS has been the Vice President and Assistant Controller of the Company since December 1996. He has been the Vice President, Finance of General Cigar Co., Inc. since 1993. From 1988 until 1993 Mr. Loftus served as the Controller of General Cigar Co., Inc.

    ALFONS MAYER is the Senior Vice President of Tobacco of General Cigar Co., Inc. Throughout his 44 year tenure with General Cigar Co., Inc., he has held positions of increasing responsibility, mostly related to the world-wide purchasing and processing of tobacco for which he has received industry-wide recognition, including being named Tobacco Personality of the year by the Tobacco Journal International in 1992. Prior to his employment with General Cigar Co., Inc., he participated in a family-owned tobacco leaf processing company in Argentina (1945-1952).

    BENJAMIN F. MENENDEZ is the Senior Vice President of Premium Special Projects at General Cigar Co., Inc. He has held his office at General Cigar Co., Inc. since July 1995. Previously Mr. Menendez had served as Vice President of Caribbean Group Operations division of General Cigar Co., Inc. from 1994 to 1995 and as Vice President of Premium Cigar Manufacturing from 1985 to 1994. Mr. Menendez is a member of the well-known cigar family of Menendez and Garcia, the producers of Montecristo and H. Upmann cigars in Cuba prior to Castro's revolution. After leaving Cuba he lived in the Canary Islands and Brazil and continued to manufacture cigars.


    ANGEL DANIEL NUNEZ was appointed Senior Vice President of Tobacco Growing and Processing of General Cigar Co., Inc. in 1992. Mr. Nunez began his tenure with General Cigar Co., Inc. in 1980 as Manager of Culbro Vega Leaf Tobacco in the Dominican Republic. In 1986, he was transferred to General Cigar Dominicana (a division of the Company) as Assistant to the General Manager, assumed the title of Assistant General Manager in 1988, and was promoted to General Manager in 1989. He was promoted in 1990 to Vice President of Operations for the Dominican Republic facility.


    JOHN M. RANO is the Senior Vice President of Marketing and Product Development for General Cigar Co., Inc. He was appointed to his post at General Cigar Co., Inc. in November 1994. Previously, Mr. Rano had served as Vice President of Marketing General Cigar Co., Inc. from 1992 to 1994 and as Sales Development Manager from 1984 to 1992.

    FRANK FINA, JR. is the Senior Vice President of New Business Development for General Cigar Co., Inc. He has served in his capacity at General Cigar Co., Inc. since January 1994. Mr. Fina previously served as Vice President of Domestic Sales at General Cigar Co., Inc. from 1982 to 1994. He has been with the Company since 1963.

    RAYMOND HANSEN was appointed Senior Vice President of Operations of General Cigar Co., Inc. in September of 1996. Mr. Hansen is responsible for General Cigar Co., Inc.'s Operations Department, including cigar manufacturing operations in Alabama, Jamaica and the Dominican Republic, as well as purchasing and facilities engineering. Prior to joining General Cigar Co., Inc., Mr. Hansen was the Senior Vice President of Corporate Operations at ADVO, Inc., where he had responsibility for nationwide operations. In addition, Mr. Hansen worked as a senior executive for Mission Foods, Van DeKamp's Holland Dutch Bakers, Lamour Corporation, Max Factor & Company and Clairol, Inc.

    W. BRENT CURRIER is the Vice President of Sales and Field Marketing of General Cigar Co., Inc. He has been in his current position at General Cigar Co., Inc. since June 1994. Prior to joining General Cigar Co., Inc., Mr. Currier served as Vice President--Eastern Zone for E.J. Brach Corporation from 1988 to 1994, where he managed direct and broker sales forces in 17 states.

    BRUCE A. BARNET is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1990. He is the President and Chief Executive Officer of Cahners Publishing Company, a magazine publishing company. He was the President and Chief Executive Officer of Cowles Enthusiast Media from March 1993 until March 1996, and was a private investor from 1991 to 1992. Mr. Barnet is also a director of Reed Elsevier, Inc., Batteries, Batteries Inc., Mainspring Communications and the American Business Press.

    JOHN L. BERNBACH is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1988. He has been the Chairman and Chief Executive Officer of The Bernbach Group, Inc., a consulting company, since 1994. Mr. Bernbach was the Chairman and Chief Executive Officer of North American Television, Inc. (television production and distribution) from August 1995 to August 1996 and still serves as Non-executive Chairman and Director. Mr. Bernbach was Vice-Chairman of DDB Needham Worldwide, Inc., an advertising agency, from October 1993 to June 1994 and also was its President and a director from 1986 to 1993. He is Chairman of the Board of Avenue China, Inc. and is a director of Northbridge Programming, Inc. and an Advisor to the Board of Wemco, Inc.

    JOHN L. ERNST is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1983. He is the Chairman of the Board and President of Bloomingdale Properties, Inc., an investment and real estate company. Mr. Ernst also is a director of First Financial Caribbean Corporation.

    THOMAS C. ISRAEL is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1989. Mr. Israel is a director and Chairman of A.C. Israel Enterprises, Inc., an investment company, as well as a director of Glenayre Technologies, Inc.


    DAN W. LUFKIN is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1976. Mr. Lufkin also is a private investor and a director of Syratech, Inc.



    GRAHAM V. SHERREN is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1987. Mr. Sherren is Chairman and Chief Executive Officer of Centaur Communications Limited, as well as a director of each of Hundred Acre Securities Ltd., InType Ltd., Gieves Group Ltd. and Stace-Barr Holdings Ltd.

    PETER J. SOLOMON is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1980. Mr. Solomon also is Chairman of Peter J. Solomon Company Limited and Peter J. Solomon Securities Company Limited. In addition, he is a director of Centennial Cellular Corporation, Century Communications Corporation, Charrette Corporation, Monro Muffler Brake, Inc., Office Depot, Inc. and Phillips-Van Heusen Corporation.

    FRANCIS T. VINCENT, JR. is a Director of both the Company and Culbro. He has been a Director of the Company since December 1996 and a Director of Culbro since 1992. Mr. Vincent currently runs Vincent Enterprises and is a private investor. He was senior advisor to Peter J. Solomon Company Limited from 1993 to 1994 and the Commissioner of Major League Baseball from 1989 to 1992. Mr. Vincent is a director of Horizon Group, Inc., Oakwood Homes Corp. and Time Warner, Inc.

EXECUTIVE COMPENSATION


    The Company was incorporated in December 1996. Accordingly, no compensation was paid to any of its executive officers for fiscal 1996 or prior years. Each of the named executive officers has, however, been employed by an affiliate of the Company. The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer and the four highest-paid executive officers (the "Named Executive Officers"), as well as the total compensation paid to each individual during the last three calendar years, in connection with such employment.


                           SUMMARY COMPENSATION TABLE


                                                                                                      LONG TERM
                                                                                                     COMPENSATION
                                                            ANNUAL COMPENSATION                         AWARDS
                                             -------------------------------------------------  ----------------------
                                                                                   OTHER        RESTRICTED SECURITIES
                                                                                   ANNUAL         STOCK    UNDERLYING
      NAME AND PRINCIPAL POSITION(1)           YEAR      SALARY      BONUS    COMPENSATION(2)    AWARDS    OPTIONS(5)
-------------------------------------------  ---------  ---------  ---------  ----------------  ---------  -----------
Edgar M. Cullman...........................       1996  $ 400,000  $      --     $   17,256            --          --
  Chairman of the Board                           1995    375,000         --         13,689            --          --
                                                  1994    360,000         --         23,628            --          --
Edgar M. Cullman, Jr.......................       1996    400,000         --         30,012            --     100,000
  President and                                   1995    367,000  1,164,400(3)        29,871          --          --
  Chief Executive Officer                         1994    352,000         --         33,716            --          --
Jay M. Green...............................       1996    355,000(4)    65,000     1,128,068           --          --
  Executive Vice President,                       1995    355,000    666,607(3)        24,912          --          --
  Chief Financial Officer and Treasurer           1994    340,000         --         26,714            --     125,000
Austin T. McNamara.........................       1996    250,000    148,025        319,915            --      10,000
  Executive Vice President                        1995    200,000    375,629(3)        15,712          --      15,000
  and Chief Operating Officer                     1994    190,000    158,603         15,510            --      12,400
A. Ross Wollen.............................       1996    225,000     55,000         25,589            --       5,000
  Senior Vice President,                          1995    205,000    377,501(3)       109,879          --      15,000
  General Counsel and Secretary                   1994    176,925         --         30,182            --      11,500


------------------------------

(1) Each of the executive officers identified was employed by Culbro during each of the last three years, except for Austin T. McNamara, who was employed by General Cigar Co., Inc. during such period. Until April 1996, Edgar M. Cullman was the Chief Executive Officer of Culbro. Amounts shown exclude $778,778, $621,960 and $655,872 to be paid over three years beginning in 1997 to Messrs. Cullman, Jr., Green and Wollen, respectively, as a result of the termination and payout of benefits under Culbro's 1995-1997 Long Term Performance Plan. See "Certain Employee Benefit Matters--Culbro Long Term Performance Plan."



(2) Amounts shown include matching contributions made by Culbro under its Savings Plan and other miscellaneous cash benefits, but do not include funding for or receipt of retirement plan benefits. No executive officer who would otherwise have been includable in such table resigned or terminated employment during 1996. The amounts shown in 1996 for Messrs. Green and McNamara include value realized upon exercise of options of $1,102,163 and $303,169, respectively.



(3) Annual and long-term bonuses were paid in 1996 with respect to performance in 1995 and the 1993-95 cycle, respectively.



(4) All but $46,664 of such compensation was deferred pursuant to the Company's Deferred Incentive Compensation Plan.



(5) Numbers shown are in shares of Culbro common stock. Upon consummation of the Merger, each option will be exercisable for such number of shares of Class A Common Stock as is equal to 4.44557 multiplied by the number of Culbro shares shown.

COMPENSATION OF DIRECTORS

    Directors who do not receive compensation as officers or employees of the Company or any of its affiliates will be paid an annual retainer fee of $20,000 and a fee of $900 for each meeting of the Board of Directors or any committee thereof they attend, plus reasonable out-of-pocket expenses.

                        CERTAIN EMPLOYEE BENEFIT MATTERS

1997 STOCK OPTION PLAN


    Prior to the consummation of the Offering, the Company has adopted a new Stock Option Plan (the "1997 Stock Option Plan"), pursuant to which 3,300,000 shares of Class A Common Stock are available for issuance. Options granted under the 1997 Stock Option Plan will be incentive stock options or nonqualified options. The 1997 Stock Option Plan contains a limitation on the dollar amount of incentive stock options which may be granted to any employee and restrictions pertaining to any grant to an employee who beneficially owns 10% or more of the outstanding Common Stock. Prior to the Offering the Company plans to grant options with respect to substantially all shares of Class A Common Stock available for issuance pursuant to the 1997 Stock Option Plan. Such options will become exercisable with respect to one-third of the underlying shares on each of the third, fourth and fifth anniversaries after the date of the grant and will terminate not more than ten years following the date of the grant. The exercise price of options granted pursuant to the 1997 Stock Option Plan will be the price to the public of the shares of Class A Common Stock offered hereby. Pursuant to the 1997 Stock Option Plan, options to purchase a number of shares of Class A Common Stock (based on a per share exercise price equal to the price per share to the public in the Offering) at an aggregate exercise price of $1.0 million will be granted to certain persons employed by Villazon pursuant to the Villazon Acquisition. See "--Employment and Consulting Agreements of Frank Llaneza, Daniel Blumenthal and Constantino Gonzalez."


CULBRO EMPLOYEE BENEFIT PLANS TO BE ASSUMED BY THE COMPANY


    The following is a summary of certain of Culbro's employee benefit plans and awards pursuant thereto that the Company has assumed or will assume, as of the date of the Asset Transfers, the date of Distribution or the date of the Merger, as the case may be, as described below. Assumption of the Culbro plans will be effected pursuant to the Benefits and Employment Matters Allocation Agreement to be entered into prior to the Distribution.


    CULBRO STOCK OPTION PLANS


    Culbro maintains three employee stock option plans (collectively, the "Culbro Employee Stock Option Plans") under which unexercised options currently are outstanding: (i) the Culbro Corporation 1991 Employees Incentive Stock Option Plan (the "1991 Plan"); (ii) the Culbro Corporation 1992 Stock Plan (the "1992 Plan"); and (iii) the Culbro Corporation 1996 Stock Plan (the "1996 Plan"). As of December 31, 1996 options for 46,114 shares, 196,400 shares, and 100,000 shares of Culbro common stock were outstanding under the 1991 Plan, the 1992 Plan and the 1996 Plan, respectively. The Culbro Employee Stock Option Plans currently are administered by the Compensation Committee of the Board of Directors of Culbro (the "Culbro Compensation Committee"). Options granted under the Culbro Employee Stock Option Plans are intended to be incentive stock options or nonqualified options. Options granted under the 1991 Plan and the 1992 Plan are not exercisable until three years after the date of grant and terminate eight years from the date of the grant. Options granted under the 1996 Plan are exercisable in equal installments over five years beginning on the third anniversary of the date of grant at increasing exercise prices. See "--Culbro Stock Option Information."



    Culbro maintains two stock option plans for its non-employee Directors, the 1993 Stock Option Plan for Non-Employee Directors (the "1993 Director Plan") and the 1996 Stock Option Plan for Non-Employee Directors (the "1996 Director Plan"). Under the 1993 Director Plan, options to purchase 2,000 shares of Culbro common stock were granted to each non-employee Director of Culbro in each of 1993,

1994 and 1995. In total, options exercisable with respect to 42,000 shares of Culbro common stock were granted under the 1993 Director Plan, of which options exercisable with respect to 36,000 shares were outstanding as of December 31, 1996. Options granted under the 1993 Director Plan have exercise prices between $14.38 and $19.50 per share. No further options will be granted pursuant to the 1993 Director Plan. Under the 1996 Director Plan, options exercisable for 1,000 shares of Culbro common stock will be granted annually to non-employee Directors of Culbro. There are a total of 25,000 shares of Culbro common stock reserved for issuance under the 1996 Director Plan, of which options exercisable for 7,000 shares were granted in April 1996 at an exercise price of $63.81.



    Pursuant to the Benefits and Employment Matters Allocation Agreement, as of the date of the Distribution, each current holder of an option to acquire shares of Culbro common stock pursuant to the 1991 Plan, the 1992 Plan, the 1996 Plan, the 1993 Director Plan or the 1996 Director Plan (together, the "Culbro Stock Option Plans") will receive in exchange therefor two separately exercisable options, one option to purchase shares of Culbro common stock (a "Culbro Option") and one option to purchase shares of CLR common stock (a "CLR Option"), each containing terms substantially equivalent in the aggregate to those of such holder's pre-Distribution option. The number of shares with respect to which each Culbro Option and each CLR Option are exercisable, and the exercise price for each Culbro Option and each CLR Option, will be set so as to preserve the Exercise Ratio (as defined below) and the aggregate exercise price attributed to options currently outstanding, such determination to be based on the respective trading prices of CLR common stock and Culbro common stock following the Distribution. The "Exercise Ratio" of the Culbro Option and the CLR Option, respectively, shall be set such that on a share by share basis, the ratio of the exercise price of the Culbro Option and the CLR Option to the value of Culbro common stock or CLR common stock, respectively, shall be equal to the ratio of the pre-Distribution exercise price to the pre-Distribution value of stock subject to the option.



    Upon consummation of the Merger, each Culbro Option will be converted into an option to purchase Class A Common Stock (a "Company Option"). The number of shares with respect to which the Company Option is exercisable and the exercise price for the Company Option will be subject to adjustment based on the ratio of the number of shares of Class A Common Stock issuable in the Merger with respect to each share of Culbro common stock. The Culbro Options will not be exercisable for Class A Common Stock until the Merger has been consummated. In order to assure that the exercise of Culbro Options between the consummation of the Offering and the consummation of the Merger does not result in disproportionate dilution to the Culbro shareholders, Culbro will pay to the Company the amount of the exercise price received upon the exercise of such Culbro Option and in exchange therefor the Company will provide to Culbro a number of shares of Class A Common Stock equal to the number of shares of Culbro common stock issued upon exercise of such Culbro Option multiplied by 4.44557.

    CULBRO STOCK OPTION INFORMATION


    The following table sets forth the number of stock options granted to each of the Named Executive Officers during fiscal 1996.



                                                                                                              POTENTIAL REALIZABLE
                                                                                                                     VALUE
                                                     INDIVIDUAL GRANTS                                         AT ASSUMED ANNUAL
                                            ------------------------------------                                 RATES OF STOCK
                                              NUMBER OF     PERCENTAGE OF TOTAL                                PRICE APPRECIATION
                                             SECURITIES           OPTIONS                                         FOR TEN YEAR
                                             UNDERLYING         GRANTED TO         EXERCISE OR                    OPTION TERM
                                               OPTIONS         EMPLOYEES IN        BASE PRICE    EXPIRATION   --------------------
NAME                                        GRANTED(#)(1)    1996 FISCAL YEAR       ($/SHARE)       DATE         5%         10%
------------------------------------------  -------------  ---------------------  -------------  -----------  ---------  ---------

Edgar M. Cullman, Jr......................      100,000               74.4%                (2)      1/16/04   $2,633,368 $8,422,455

A. Ross Wollen............................        1,500                1.1%         $   59.38       2/21/04   $  56,016  $ 141,954

A. Ross Wollen............................        3,500                2.6%         $   46.75       1/16/04   $ 102,903  $ 260,776

Austin T. McNamara........................       10,000                7.4%         $   59.38       2/21/04   $ 373,438  $ 946,364


------------------------------


(1) Upon consummation of the Distribution, each holder of an option to acquire shares of Culbro common stock as set forth herein will receive in exchange therefor two separately exercisable options: a Culbro Option and a CLR Option. See "--Culbro Stock Option Plans."



(2) 40,000 of such options are exercisable at $66.00 per share, 40,000 of such options are exercisable at $72.60 per share and 20,000 of such options are exercisable at $80.00 per share.



    Edgar M. Cullman did not hold any options at 1996 fiscal year end. The following table presents the value of options exercised in fiscal 1996 and the value of unexercised options held by the other Named Executive Officers at November 30, 1996.



                                                                                           VALUE OF UNEXERCISED
                                                               NUMBER OF SECURITIES              IN-THE-
                                                                UNDERLYING OPTIONS           MONEY OPTIONS AT
                                     SHARES        VALUE    HELD AT FISCAL YEAR END(#)     FISCAL YEAR END (1)
                                   ACQUIRED ON   REALIZED   --------------------------  --------------------------
NAME                              EXERCISE (#)      ($)     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------  -------------  ---------  -----------  -------------  -----------  -------------

Edgar M. Cullman, Jr. ..........           --           --          --       100,000     $       0    $         0

Jay M. Green....................       24,300    $1,102,163     85,200        75,000     $3,913,825   $ 3,975,000

A. Ross Wollen..................       12,697    $ 676,115      19,003        31,500     $ 774,249    $ 1,184,375

Austin T. McNamara..............        6,900    $ 303,169       3,000        37,400     $ 120,750    $ 1,185,850


------------------------------


(1) The amounts presented in this column have been calculated based upon the difference between the fair market value of $57.00 of Culbro's common stock on November 30, 1996 and the exercise price of each stock option. See "--Culbro Stock Option Plans."


    CULBRO ANNUAL INCENTIVE COMPENSATION PLAN


    The Culbro Compensation Committee meets during the first quarter of each year to assess the performance during the preceding fiscal year of the officers of Culbro and senior officers of its subsidiaries and to recognize and reward meritorious performance by payment of incentive compensation with respect to such year. Pursuant to a plan approved for 1996 by the Culbro Board of Directors, such annual incentive compensation was based upon predetermined percentages of each recipient's annual salary and depended upon the achievement of specified financial and strategic goals. Incentive compensation is payable in cash subject to deferral under Culbro's Deferred Incentive Compensation Plan. Culbro's 1996 annual plan resulted in the payments to Culbro executives set forth under "Management--Executive Compensation." Culbro employees who do not participate in the incentive compensation plan may be eligible for annual bonus payments depending upon operating unit results. Following the consummation of the Asset Transfer, the Company intends to assume and continue the Annual Incentive Compensation Plan, subject to any adjustments necessary to reflect the Distribution and the Merger. In addition, it is currently contemplated that Company employees who do not participate in the incentive compensation plan may be eligible to receive annual bonus payments depending on Company results.

    CULBRO LONG TERM PERFORMANCE PLAN

    In 1988, the Culbro Compensation Committee and the Culbro Board of Directors approved the Long Term Performance Plan (the "Performance Plan") which is intended to provide additional cash compensation to certain officers of Culbro and senior officers of its subsidiaries selected by the Culbro Compensation Committee. Payments under the Performance Plan are based on the financial performance of the subsidiaries and Culbro over three-year performance cycles, which began in 1989 and every other year thereafter. The third three-year performance cycle which began with fiscal year 1993 resulted in the payments set forth under "Management--Executive Compensation." The Performance Plan was amended for the three-year performance period 1995-1997. Certain senior officers of General Cigar Co., Inc. and certain other subsidiaries are eligible to receive rewards based upon the return on net assets for the applicable business unit.


    In late 1996, the Culbro Board of Directors, on the recommendation of the Compensation Committee, approved the full vesting and termination of the 1995-1997 Performance Plan as it pertains to Culbro corporate executives. These awards total approximately $3.4 million and will be paid in installments from 1997 to 1999. See "Management--Executive Compensation."


    Following the consummation of the Asset Transfers, the Company intends to assume and continue the Performance Plan with respect to participants employed by General Cigar Co., Inc., subject to any adjustments necessary to reflect the Distribution and the Merger. Employees of subsidiaries other than General Cigar Co., Inc. will be eligible to receive the portion of their award, if any, earned through the date of the Asset Transfers, and all such employees will cease to participate in the Performance Plan following the date of the Asset Transfers. Determination and payment of any award under the Performance Plan with respect to participants other than participants employed by General Cigar Co., Inc. will be made as soon as practicable following the date of the Asset Transfers by the subsidiary for which the employee was employed.

    CULBRO DEFERRED INCENTIVE COMPENSATION PLAN


    In 1982, the Culbro Board of Directors adopted the Deferred Incentive Compensation Plan to be administered by the Culbro Compensation Committee, pursuant to which recipients of incentive compensation and directors' fees may elect to defer receipt thereof under a defined contribution arrangement. Amounts deferred earn interest, compounded quarterly, at the prime rate less 1%. Such amounts are not intended to be recognized for tax purposes until received. Participating recipients may designate the amount and the time periods of deferral. Participants have no vested rights in deferred amounts credited to their accounts and are general creditors of Culbro until such amounts actually are paid. Following the consummation of the Asset Transfers, the Company intends to assume and continue the Deferred Incentive Compensation Plan, subject to any adjustments necessary to reflect the Distribution and the Merger. Upon the assumption of the Deferred Incentive Compensation Plan by the Company, participants will become general creditors of the Company until deferred amounts credited to their accounts are paid.


    CULBRO SAVINGS PLAN


    The Culbro Board of Directors adopted a Savings Plan in 1982 (the "Savings Plan"). The Savings Plan covers salaried and hourly employees of Culbro and its participating subsidiaries who are employed in the U.S., are over age 21 and have six months of service. In 1996, a participating employee could have (i) saved up to 5% of annual base salary through payroll deductions, with Culbro contributing $0.40 on each dollar contributed and (ii) saved an additional 10% of annual base salary without receiving any matching contributions. Highly compensated employees are limited to an additional 3% of annual base salary without receiving any matching contributions. Contributions made in 1996 through payroll deductions not in excess of $9,500 per employee may have been accumulated as pre-tax savings pursuant to Section 401(k) of the Internal Revenue Code. Participants are permitted to choose to allocate their contributions among several alternative investment options. Pursuant to the Asset Transfers, CLR will be responsible for any amounts under the Savings Plan due to its employees as of the date of the Asset Transfers.

    During fiscal 1996, Culbro's matching contributions under the Savings Plan for the accounts of the Named Executive Officers are included in the Summary Compensation Table set forth under "Management--Executive Compensation."



    Effective as of the date of the Distribution, Savings Plan participants employed by CLR will cease to be eligible to participate in the Savings Plan. Following the Distribution, Culbro will continue to maintain the Savings Plan. Upon the consummation of the Merger, the Company will assume and continue to maintain the Savings Plan.


    CULBRO RETIREMENT PLAN


    Retirement benefits are payable under Culbro's Employees Retirement Plan (the "Retirement Plan") for officers and other employees of Culbro and its participating subsidiaries. Directors who are not employees do not participate. Benefits are accrued under the Plan on a career-average earnings basis and through 1996, the pension credit is 1.1% for annual compensation up to the individual's covered compensation as determined from published Social Security tables and 1.65% for annual compensation above said amounts. Compensation is the base rate of earnings as of the first business day of each Plan Year payable for service during the Plan Year excluding overtime, bonuses, incentive compensation or other additional compensation. The estimated annual benefits payable as a life annuity upon retirement at normal retirement age, which assumes service will continue until age 65 at 1996 base salaries, for Messrs. Cullman, Jr., Green, Wollen and McNamara are $101,991, $56,641, $65,324 and $59,044,
respectively. The retirement benefit of $165,544, subject to certain inflation adjustments, for Edgar M. Cullman reflects the fact that he deferred receipt since age 65 from 1983 to 1989.


    Effective as of the Distribution, the benefits of all Retirement Plan participants employed by CLR following the Distribution will be frozen, and such participants will cease to accrue further benefits under the Retirement Plan. All such participants will be fully vested in any benefits accrued through the date of the Distribution. Following the Distribution, Culbro will continue to maintain the Retirement Plan. Upon the consummation of the Merger, the Company will assume and continue to maintain the Retirement Plan, and participants, other than those employed by CLR following the Distribution, will continue to accrue benefits in the Retirement Plan in accordance with its terms.

    CULBRO INSURANCE AND HEALTH PROGRAMS


    Culbro maintains a variety of employee welfare benefit plans providing life, hospitalization, medical and long-term disability insurance for its salaried and certain hourly paid employees. In addition Culbro provides life, hospitalization and medical insurance for certain of its retired employees. Culbro's aggregate contributions for such employee welfare benefit plans in fiscal 1996 amounted to approximately $3.3 million. It is contemplated that following the Asset Transfers, Culbro will continue to maintain such welfare benefit plans and insurance arrangements for all eligible pre-Asset Transfers employees, and that upon the consummation of the Merger, the Company will assume and continue such welfare benefit plans and insurance arrangements. Any such plan or arrangement benefiting persons employed by CLR following the Asset Transfer Date will be subject to certain fee sharing arrangements with CLR.



    In 1976, Culbro adopted an Executive Life Insurance Program (the "Program") pursuant to which insurance was purchased for middle and senior level officers and employees. Insurance coverage of $20,000 was provided for each $10,000 salary increment in excess of $50,000 and additional coverage of $10,000 was provided for each $10,000 salary increment in excess of $100,000 up to a maximum insurance coverage of $250,000. As of July 1, 1988 the Program was suspended and all benefits remain as they were as of that date. No new participants have been offered benefits under this Program since its suspension. The aggregate face amount of such coverage through November 30, 1996 was approximately $2.8 million. The amounts paid by Culbro in fiscal 1996 as premiums totaled approximately $80,000, which was paid in part from a loan against the cash value of said insurance and the balance in cash.

    EMPLOYMENT AGREEMENT OF JAY M. GREEN


    In 1994, Culbro entered into an employment agreement with Jay M. Green, Culbro's Chief Financial Officer (the "Employment Agreement"). The Employment Agreement provides that Mr. Green be employed as Executive Vice President--Finance and Administration and Treasurer for a period of five years from April 1994 to April 1999 at a base salary of $340,000 (subject to increase annually as determined by the Culbro Compensation Committee). If Mr. Green is terminated by Culbro without cause, he will be entitled to receive a cash severance payment of 150% of his annual salary. The Employment Agreement also provides for a grant of an option (the "Option") to purchase 125,000 shares of Culbro's common stock at an exercise price of $4 per share.



    The Option vests and becomes exercisable with respect to 20% of the underlying common stock per year, on each of the five anniversaries of the date of the grant. The Option expires (a) on the tenth anniversary date of the date it becomes exercisable, or (b) after the date Mr. Green ceases to be an employee of Culbro or its subsidiaries, (i) within one year following Mr. Green's death or disability, (ii) within three months following a voluntary termination and
(iii) immediately upon a termination for cause. The Option shall become immediately exercisable with respect to all shares covered thereby in the event of a termination without cause after the first 30 months of the Employment Agreement; provided that the Option shall expire within three months of such termination. Additionally, in the event that the Cullman & Ernst Group owns less than 40% of Culbro's common stock (or the Common Stock, following the assumption of the Employment Agreement by the Company), the Option shall become exercisable in its entirety. Mr. Green may not be permitted to exercise such number of options in any year which would result in his total compensation exceeding the $1.0 million income tax deduction cap of Section 162(m), unless such exercises are approved by the Section 162(m) Subcommittee of the Board of Directors of Culbro Corporation, and the Culbro Compensation Committee and would not require further approval of the shareholders of Culbro. Such limitation may not apply in the final year of the Option.



    The Company assumed Culbro's obligations under the Employment Agreement pursuant to the Asset Transfers. Upon consummation of the Distribution, Mr. Green will receive, in exchange for his Option, two separately exercisable options: one Culbro Option and one CLR Option. Upon consummation of the Merger, Mr. Green's Culbro Option will be converted into a Company Option. The number of shares with respect to which the Company Option is exercisable, and the exercise price for the Company Option, will be subject to adjustment based on the ratio of Class A Common Stock to Culbro common stock in the Merger. See "--Culbro Stock Option Plans."



EMPLOYMENT AND CONSULTING AGREEMENTS OF FRANK LLANEZA, DANIEL BLUMENTHAL AND
  CONSTANTINO GONZALEZ



    Simultaneously with the consummation of the Villazon Acquisition, General Cigar Co., Inc. entered into employment and consulting agreements (the "Consulting Agreements") with Frank Llaneza, Daniel Blumenthal and Constantino Gonzalez, officers of Villazon (the "Villazon Officers"). The Consulting Agreements provide that the Villazon Officers will act as principal executives of General Cigar Co., Inc. and will continue to discharge the duties historically associated with their positions at Villazon. The Villazon Officers will serve in such positions until January 31, 2000. Each of Mr. Llaneza's and Mr. Blumenthal's salary will be $250,000 per year, while Mr. Gonzalez's salary will be $200,000 per year. No other payments will be made under the Consulting Agreements. The Villazon Officers will serve as consultants with respect to all aspects of the business, including product development and customer and supplier relations, from February 1, 2000 until January 31, 2001. Thereafter, the Villazon Officers will advise General Cigar Co., Inc. from time to time, until January 31, 2002.



    Upon consummation of the Offering, the Villazon Officers will be entitled to receive options pursuant to the 1997 Stock Option Plan. Mr. Llaneza and Mr. Blumenthal each will be entitled to receive options for a number of shares of Class A Common Stock with an exercise price equal to $360,000, while Mr. Gonzalez shall be entitled to receive options for a number of shares of Class A Common Stock with an exercise price equal to $280,000, in each case at an exercise price per share equal to the price to the public in the Offering. See "1997 Stock Option Plan."

              THE ASSET TRANSFERS, THE DISTRIBUTION AND THE MERGER


GENERAL



    The Company, Culbro and CLR are parties to a Distribution Agreement (the "Distribution Agreement") and other related agreements. The Distribution Agreement provides for (i) consummation of the Asset Transfers, (ii) the Distribution of CLR common stock to the existing shareholders of Culbro following consummation of the Offering and (iii) the merger of Culbro with and into the Company following the Distribution.


THE ASSET TRANSFERS


    Pursuant to the Distribution Agreement, Culbro transferred to the Company all of the common stock of General Cigar Co., Inc., Club Macanudo, Inc., Club Macanudo (Chicago), Inc. and all of Culbro's interest in the building located at 387 Park Avenue South, New York, New York. In addition, Culbro transferred to General Cigar Co., Inc. approximately 1,200 acres of its real estate holdings in the Connecticut River Valley used to cultivate cigar wrapper tobacco. In connection with these transfers, the Company will receive all licenses, permits, accounts receivable, prepaid expenses, reserves and other current assets related to the cigar business. The Distribution Agreement also provides for the transfer to CLR of substantially all the non-tobacco related assets of Culbro, including:
(i) all of the common stock of Imperial Nurseries, Inc., a wholly-owned subsidiary of Culbro; (ii) approximately 5,500 acres of land in Connecticut and Florida, as well as several nursery wholesale and retail centers; (iii) Culbro's interests in Eli Witt and assets previously owned by Eli Witt; (iv) its 25% interest in Centaur; and (v) all licenses, permits, accounts receivable, prepaid expenses, reserves and other current assets (other than cash) related to the real estate and nursery business. Pursuant to the Distribution Agreement, CLR will be allocated $7.0 million in cash.



    The Distribution Agreement also provides for the assumption by the Company of all liabilities relating to the cigar business and the assets transferred to the Company and General Cigar Co., Inc. These liabilities include all of Culbro's retained indebtedness, including bank and corporate debt, all expenses related to the Asset Transfers, the Offering, the Distribution and the Merger and certain other contingent liabilities, other than those liabilities related to the assets transferred to CLR. Similarly, CLR will assume all liabilities relating to the real estate business and the nursery business and relating to the assets transferred to CLR. These liabilities include all of CLR's assumed and retained indebtedness, including bank and corporate debt, other liabilities relating to the assets transferred to CLR and certain additional tax liabilities.



    As a result of the Asset Transfers, Culbro will be a holding company, substantially all of the assets of which will be the stock of the Company and CLR. Pursuant to the terms of the Distribution Agreement, from and after the Offering Date, each of the Company and CLR will operate independently of the other.



    The Distribution Agreement also contains general indemnities between Culbro (or the Company, following the Merger) and CLR and the procedures by which indemnification may be claimed. The Distribution Agreement provides for, on the one hand, Culbro and the Company to indemnify CLR for any losses, liabilities or damages (including attorneys fees) in connection with any claim or action in respect of any of the liabilities to be assumed or retained by Culbro and the Company and, on the other hand, CLR to similarly indemnify Culbro and the Company in connection with any claim or action in respect of any liabilities retained or assumed by CLR. In each instance, indemnities are limited by insurance proceeds recovered by the indemnified party that reduce the amount of the loss, liability or damage. In addition, the Distribution Agreement contains provisions for the administration of insurance policies shared by the parties and provisions for the sharing of information and related services among the parties. Upon consummation of the Merger, Culbro's obligations with respect to such indemnities will become the obligations of the Company. With respect to corporate governance, the Distribution Agreement requires the resignation of all CLR directors and officers from any positions they previously held with Culbro, the Company or General Cigar Co., Inc., and each of their respective subsidiaries, except that Edgar M. Cullman, Edgar M. Cullman, Jr. and John L. Ernst will retain their seats on the CLR board of directors notwithstanding their various positions at Culbro and the Company, and Edgar M. Cullman will be the Chairman of the Board of CLR.



    Culbro intends to effect the Distribution because it believes that it is in the best interests of Culbro and the Company to separate the cigar business from the unrelated businesses of Culbro. By effecting the Distribution, Culbro believes that shareholders will benefit by allowing its cigar business and non-tobacco related businesses to be evaluated on a stand-alone basis.


RELATED AGREEMENTS

    Pursuant to the Distribution Agreement, Culbro and CLR will enter into certain agreements described below.

    TAX SHARING AGREEMENT


    Prior to the Distribution, Culbro and CLR will enter into a tax sharing agreement (the "Tax Sharing Agreement") that will define the parties' rights and obligations with respect to filing of returns, payments, deficiencies and refunds of federal, state and other income or franchise taxes relating to Culbro's business for tax years prior to and including the Distribution. In general, with respect to periods ending on or before the last day of the taxable year in which the Distribution occurs, Culbro is responsible for (i) filing both consolidated federal tax returns for the Culbro affiliated group and combined or consolidated state tax returns for any group that includes a member of the Culbro affiliated group, including in each case CLR and its subsidiaries for the relevant periods of time that such companies were members of the applicable group and (ii) paying the taxes relating to such returns. Generally, any subsequent adjustments resulting from the redetermination of such tax liabilities by the applicable taxing authorities will be paid by the member or affiliated group to which the adjustment relates, with CLR assuming responsibility for all adjustments relating to Culbro and its affiliates other than the Company and its subsidiaries. CLR is responsible for filing returns and paying taxes relating to any member of the CLR affiliated group for periods that begin before and end after the Distribution and for periods that begin after the Distribution. Culbro and CLR have agreed to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.


    SERVICES AGREEMENT


    Prior to the Distribution, Culbro and CLR will enter into a services agreement (the "Services Agreement") pursuant to which Culbro will agree to provide a number of administrative and other services to CLR for a period of at least one year. These services include administration of CLR insurance policies, internal audit, preparation of tax returns, transportation and general in-house legal services. CLR will make an annual payment of approximately $550,000 to, and will reimburse out-of-pocket expenses incurred by, Culbro and its subsidiaries, in connection with such services. Culbro will make the above services available to CLR on an as-needed basis for a period of at least one year following the Distribution.


    BENEFITS AND EMPLOYMENT MATTERS ALLOCATION AGREEMENT

    Prior to the Distribution, Culbro and CLR will enter into the Benefits and Employment Matters Allocation Agreement which will provide for the assumption by the Company of certain Culbro employee benefit plans and the conversion of outstanding options and other accrued benefits into outstanding options and awards of the Company and CLR. For a discussion of the allocations to be made pursuant to the Benefits and Employment Matters Allocation Agreement, see "Certain Employee Benefit Matters."

    LEASES


    Prior to the Distribution, CLR as lessor and General Cigar Co., Inc. as lessee will enter into leases for (i) certain agricultural real property in Connecticut and Massachusetts (the "Agricultural Lease") and (ii) certain commercial space in Connecticut (the "Commercial Lease"). The Agricultural Lease will be for approximately 500 acres of arable land allocated to CLR for possible commercial development in the long-term, but which will provide the Company with an important short-term source of Connecticut Shade wrapper tobacco. General Cigar Co., Inc.'s use of the land will be limited to the cultivation of cigar wrapper tobacco. The Agricultural Lease will have an initial term of ten years and will provide for the extension of the lease for additional periods thereafter. In addition, at CLR's option the Agricultural Lease may be terminated with respect to 100 acres of such land annually upon one year's prior notice. The rent payable by General Cigar Co., Inc. under the Agricultural Lease will be principally equal to the aggregate amount of all taxes and other assessments payable by CLR attributable to the land leased. The Commercial Lease will be for approximately 25,000 square feet of office space in the Griffin Center South office complex in Bloomfield, Connecticut. The Commercial Lease will have an initial term of ten years and provides for the extension of the lease for additional annual periods thereafter. The rent payable by General Cigar Co., Inc. under the Commercial Lease will be at market rates.


THE DISTRIBUTION

    The Distribution Agreement also provides for the PRO RATA distribution by Culbro to the shareholders of Culbro of all issued and outstanding shares of common stock of CLR. The Distribution will occur subsequent to the Offering and will be contingent upon (i) either a tax ruling or an opinion of counsel satisfactory to Culbro that the Distribution constitutes a tax free reorganization under Section 355 of the Internal Revenue Code and (ii) approval of the Merger by the Culbro shareholders.

THE MERGER


    Approximately 180 days following the consummation of the Offering (but no sooner than 180 days after the Offering without the consent of DLJ) and subject to (i) the completion of the Distribution and (ii) approval of the Merger by the shareholders of Culbro, Culbro will be merged with and into the Company, pursuant to an Agreement and Plan of Merger that has been approved and adopted by the Company and by the Board of Directors of Culbro. The shareholders of Culbro will not vote with respect to the adoption of the Merger until April 1997; however, the members of the Cullman & Ernst Group have indicated that they will vote their shares of Culbro common stock in favor of the Merger. The Merger has been approved by Culbro as sole stockholder of the Company prior to the Offering and, consequently, the holders of the Class A Common Stock offered hereby will not vote in connection with the Merger. The Company will be the surviving corporation in the Merger and will issue to the holders of the common stock of Culbro 4.44557 shares of Class B Common Stock for each share of the Culbro common stock outstanding on the date of the Merger, or approximately 20,087,182 shares of Class B Common Stock in the aggregate, subject to adjustment for any Culbro stock options exercised prior to the Merger. Each option to purchase Culbro common stock outstanding prior to the Merger will be converted into an option to acquire Class A Common Stock. See "Certain Employee Benefit Matters--Culbro Benefit Plans to be Assumed by the Company--Culbro Stock Option Plans."

    The following chart illustrates the effect of the Distribution and the Merger.



    [CHART SHOWING THE STRUCTURE OF THE COMPANY AND THE PARENT FOLLOWING THE
                                   OFFERING]



 [CHART SHOWING THE STRUCTURE OF THE COMPANY AND CLR FOLLOWING THE DISTRIBUTION
                                AND THE MERGER]

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Since December 1, 1995, Frederick M. Danziger, a member of the Cullman & Ernst Group and the husband of Lucy C. Danziger, has been Of Counsel to the law firm of Latham & Watkins. During Culbro's 1996 fiscal year, such firm received fees and disbursements of approximately $1.5 million from Culbro for services rendered. See "Principal Stockholders."

    The interior design firm of Cullman & Kravis, which is part-owned by a member of the Cullman & Ernst Group, provided interior design services for Club Macanudo, Inc. and for renovations to Culbro's New York City facilities. In 1996, a total of approximately $526,000 was paid to such firm in reimbursement for the purchase of furniture, fabrics and painting and for fees and commissions.

    The Company recently entered into an agreement with John L. Bernbach, a Director of the Company, pursuant to which Mr. Bernbach will provide consulting services to the Company with respect to its international operations, for which the Company will pay Mr. Bernbach a fee of $75,000 per year.

    Messrs. Cullman are members of the Board of Directors of Bloomingdale Properties, Inc. of which Mr. Ernst is Chairman and President. Edgar M. Cullman is a member of the Board of Directors of Centaur, of which Mr. Sherren is Chief Executive Officer.

    Mr. Solomon is Chairman of Peter J. Solomon Company Limited ("PJSC"), an investment banking firm. Such firm provides Culbro with strategic and financial advisory services as well as specific transaction-related advisory services pursuant to an engagement letter. In 1995, PJSC was paid a retainer of $75,000 for providing such advisory services. In 1996, PJSC was paid a retainer of $140,625 for such advisory services and was paid a transaction fee of $825,000 for services rendered as financial advisor in connection with the sale of Culbro's CMS Gilbreth Packaging Systems, Inc. division. In addition, Culbro reimbursed PJSC for certain expenses incurred in connection with the rendering of such services. In connection with the Offering, at the request of the Company, the Underwriters have agreed to pay Peter J. Solomon Securities Company Limited, an affiliate of PJSC, a fee of $700,000. See "Underwriting."

    Real estate management and advisory services have been provided to Culbro by an affiliate of Bloomingdale Properties, Inc., with which members of the Cullman & Ernst Group are associated. A fee of approximately $199,000 was paid by Culbro in 1995 for management of Culbro's New York office building and for other real estate advisory services.

                             PRINCIPAL STOCKHOLDERS


    Culbro beneficially owns 20,087,182 shares of Class B Common Stock, constituting all of the outstanding shares of Class B Common Stock. No shares of Class A Common Stock will be outstanding prior to consummation of the Offering. Following the Offering and before giving effect to the Merger, Culbro will continue to own 20,087,182 shares of Class B Common Stock, constituting 77% of the outstanding Common Stock and 97% of the voting power of the outstanding Common Stock. Pursuant to the Merger, each of the 4,518,472 outstanding shares of Culbro common stock will be converted into the right to receive 4.44557 shares of Class B Common Stock, subject to adjustment for any Culbro stock options exercised prior to the Merger, and each share of Class B Common Stock owned by Culbro will be canceled. As a result, the holders of Culbro common stock immediately preceding the Merger will own 20,087,182 shares of Class B Common Stock, constituting 77% of the outstanding Common Stock and 97% of the voting power of the outstanding Common Stock, following the Merger. For information regarding the Merger, see "The Asset Transfers, the Distribution and the Merger." For a description of the Class A Common Stock and the Class B Common Stock, see "Description of Capital Stock."



    The following table sets forth certain information regarding beneficial ownership of the (i) Culbro common stock as of February 4, 1997 and (ii) the Common Stock as of December 31, 1996, after giving effect to the Merger, in each case, by each person who is known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock, each director and Named Executive Officer of the

Company and all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares of Common Stock shown represent Class B Common Stock. Unless otherwise indicted, the address of each person named in the table below is Culbro Corporation, 387 Park Avenue South, New York, New York 10016.



                                                                         CULBRO COMMON STOCK       COMMON STOCK OF THE
                                                                                                         COMPANY
                                                                         PRIOR TO THE MERGER       FOLLOWING THE MERGER
                                                                       ------------------------  ------------------------
                                                                         SHARES       PERCENT      SHARES       PERCENT
                                                                       BENEFICIALLY     OF       BENEFICIALLY     OF
                NAME AND ADDRESS OF BENEFICIAL OWNER                    OWNED(1)       TOTAL        OWNED        TOTAL
---------------------------------------------------------------------  -----------  -----------  -----------  -----------
Edgar M. Cullman (2).................................................     974,874         21.6%   4,333,870         16.6%
Edgar M. Cullman, Jr. (2)............................................     891,658         19.7    3,963,927         15.2
Louise B. Cullman (2)(3).............................................     834,347         18.5    3,709,147         14.2
Susan R. Cullman (2)(3)..............................................     784,529         17.4    3,487,678         13.4
Lucy C. Danziger (2)(3)..............................................   1,051,264         23.3    4,673,467         17.9
John L. Ernst (2)....................................................     420,271          9.3    1,868,343          7.2
B. Bros. Realty Limited Partnership (4)..............................     233,792          5.2    1,039,338          4.0
Gabelli Funds, Inc. (5)..............................................   1,021,300         22.6    4,540,260         17.4
Dimensional Fund Advisors, Inc. (6)..................................     297,200          6.6    1,321,223          5.1
Dan W. Lufkin........................................................      14,000(7)          *      62,237(7)          *
Thomas C. Israel.....................................................       9,000(8)          *      40,010(8)          *
Peter J. Solomon.....................................................       5,000(8)          *      22,227(8)          *
Francis T. Vincent, Jr...............................................       5,000(8)          *      22,227(8)          *
John L. Bernbach.....................................................       2,600(7)          *      11,558(7)          *
Graham V. Sherren....................................................       2,500(7)          *      11,113(7)          *
Bruce A. Barnet......................................................       4,100(8)          *      18,226(8)          *
Jay M. Green.........................................................     110,900(9)        2.4     493,013(9)        1.9
Austin T. McNamara...................................................      15,400(10)          *     68,461(10)          *
A. Ross Wollen.......................................................      43,368(11)          *    192,795(11)          *
All officers and directors as a group (14 persons)(12)...............   1,692,542         37.5    7,524,313         28.0


------------------------

*   Less than 1%


 (1) This information reflects the definition of beneficial ownership adopted by the SEC. Beneficial ownership shown reflects sole investment and voting power, except as reflected in footnote 2. Where more than one person shares investment and voting power in the same shares such shares may be shown more than once. Such shares are reflected only once, however, in the total for all directors and officers. Includes options exercisable within 60 days granted to directors pursuant to the Stock Option Plans for Non-employee Directors and options exercisable within 60 days held by each Named Executive Officer. Excluded are shares held by charitable foundations and trusts of which members of the Cullman and Ernst Group are officers and directors. As of December 20, 1996, a group consisting of Messrs. Cullman, direct members of their families and trusts for their benefit, Mr. Ernst, his sister and direct members of their families and trusts for their benefit, a partnership in which members of the Cullman and Ernst families hold substantial direct and indirect interests and charitable foundations and trusts of which members of the Cullman and Ernst families are directors or trustees, owned an aggregate of approximately 2,237,147 shares of Culbro's common stock (approximately 50% of the outstanding shares of Culbro common stock). Among others, Messrs. Cullman and Mr. Ernst hold investment and voting power or shared investment and voting power over such shares. Certain of such shares are pledged as security for loans payable under standard pledge arrangements. A form filed with the SEC on behalf of the Cullman & Ernst Group states that there is no formal agreement governing the group's holding and voting of such shares but that there is an informal understanding that the persons and entities included in the group will hold and vote together the shares owned by each of them in each case subject to any applicable fiduciary responsibilities. Louise B. Cullman is the wife of Edgar M. Cullman. Susan R. Cullman and Lucy C. Danziger are the daughters of Edgar M. Cullman and Louise B. Cullman.

 (2) Included within the Culbro shares shown as beneficially owned by Edgar M. Cullman are 863,576 shares in which he holds shared investment and/or voting power; included within the shares shown as beneficially owned by Mr. Ernst are 411,321 shares in which he holds shared investment and/or voting power; and included within the shares shown as beneficially owned by Edgar M. Cullman, Jr. are 751,490 shares in which he holds shared investment and/or voting power. Included within the shares shown as beneficially owned by Louise B. Cullman are 730,937 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Susan R. Cullman are 690,042 shares in which she holds shared investment and/or voting power; included within the shares shown as beneficially owned by Lucy C. Danziger are 969,422 shares in which she holds shared investment and/or voting power. Excluded in each case are shares held by charitable foundations and trusts in which such persons or their families or trusts for their benefit are officers and directors. Messrs. Cullman, Ernst and Cullman, Jr. disclaim beneficial interest in all shares over which there is shared investment and/or voting power and in all excluded shares.


 (3) The address of each of Louise B. Cullman, Susan R. Cullman and Lucy C. Danziger is c/o 641 Lexington Avenue, New York, New York.

 (4) The address of B. Bros. Realty Limited Partnership is 641 Lexington Avenue, New York, New York.


 (5) The address of such person is Gabelli Funds, Inc., One Corporate Center, Rye, New York, NY 10580. A form filed with the SEC in September 1991 by Gabelli Funds, Inc. as subsequently amended indicates that the securities have been acquired by Gabelli Funds, Inc. and its wholly-owned subsidiaries on behalf of their investment advisory clients. Culbro has been informed that no individual client of Gabelli Funds, Inc. has ownership of more than 5% of Culbro's common stock.



 (6) Based on a form filed with the SEC in February 1996 Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 297,200 shares of Culbro's common stock (approximately 7%) as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.



 (7) 2,000 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 8,891 shares of Class A Common Stock.



 (8) 4,000 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 17,782 shares of Class A Common Stock.



 (9) 110,200 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 489,901 shares of Class A Common Stock.



(10) All of such shares reflect options which, upon consummation of the Merger, will be exercisable for 68,461 shares of Class A Common Stock.



(11) 30,503 of such shares reflect options which, upon consummation of the Merger, will be exercisable for 135,603 shares of Class A Common Stock.



(12) Excluding shares held by certain charitable foundations the officers and/or directors of which include certain officers and directors of the Company.

                          DESCRIPTION OF CAPITAL STOCK



    The Company's authorized capital stock consists of 50,000,000 shares of Class A Common Stock, 25,000,000 shares of Class B Common Stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), of which 20,087,182 shares of Class B Common Stock are outstanding. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the form of Amended and Restated Certificate of Incorporation of the Company (the "Amended Certificate") and By-Laws of the Company (the "By-Laws"), a copy of each of which is filed as an exhibit to the Registration Statement (as defined herein) of which this Prospectus forms a part.


CLASS A COMMON STOCK AND CLASS B COMMON STOCK


    The Amended Certificate provides for two classes of common stock, Class A Common Stock and Class B Common Stock, which are substantially identical, except for disparity in voting power. See "Risk Factors--Control by Certain Stockholders; Anti-Takeover Effects of Dual Classes of Stock; Other Anti-Takeover Provisions."



    Each share of Class A Common Stock entitles the holder of record to one vote and each share of Class B Common Stock entitles the holder of record to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes. The holders of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting or preemptive rights. The Company, as a condition to counting the votes cast by any holder of Class B Common Stock at any annual or special meeting of stockholders, in the case of any written consent of stockholders, or for any other purpose, may require the furnishing of such affidavits or other proof as it may reasonably request to establish that the Class B Common Stock held by such holder has not been converted, by virtue of the provisions of the Amended Certificate, into Class A Common Stock.



    The holders of the Class A Common Stock and Class B Common Stock are entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors of the Company out of assets or funds of the Company legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Amended Certificate. The Amended Certificate provides that if at any time a dividend or other distribution in cash or other property is paid on Class A Common Stock or Class B Common Stock, a like dividend or other distribution in cash or other property also will be paid on Class B Common Stock or Class A Common Stock, as the case may be, in an equal amount, except that voting securities paid on the Class B Common Stock may have ten times the number of votes per share as voting securities paid on the Class A Common Stock. In the case of any split, subdivision, combination or reclassification of Class A Common Stock or Class B Common Stock, the shares of Class A Common Stock or Class B Common Stock, as the case may be, also will be split, subdivided, combined or reclassified so that the number of shares of Class A Common Stock and Class B Common Stock outstanding immediately following such split, subdivision, combination or reclassification will bear the same relationship to each other as that which existed immediately prior thereto.



    In the event of any liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock and the holders of Class B Common Stock are entitled to receive the assets and funds of the Company available for distribution after payments to creditors and to the holders of any Preferred Stock of the Company that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.


    In the event of any corporate merger, consolidation, purchase or acquisition of property or stock, or other reorganization in which any consideration is to be received by the holders of Class A Common Stock or the holders of Class B Common Stock, the holders of Class A Common Stock and the holders of Class B Common Stock will receive the same consideration on a per share basis; except that, if such consideration shall consist in any part of voting securities (or of options or warrants to purchase, or of securities convertible into or exchangeable for, voting securities), the holders of Class B Common Stock may receive, on a per share basis, voting securities with ten times the number of votes per share as those voting securities to be received by the holders of Class A Common Stock (or options or warrants to purchase, or securities convertible into or exchangeable for, voting securities with ten times the number of votes per share as those voting securities issuable upon exercise of the options or warrants to be received by the holders of the Class A Common Stock, or into which the convertible or exchangeable securities to be received by the holders of the Class A Common Stock may be converted or exchanged).



    The Amended Certificate provides that no person holding record or beneficial ownership of shares of Class B Common Stock (a "Class B Holder") may transfer, and the Company will not register the transfer of, such shares of Class B Common Stock, except to a Permitted Transferee. For purposes of the foregoing, the issuance of shares of Class B Common Stock to holders of Culbro common stock as a result of the Merger will not be deemed to be a transfer. A transfer to a Permitted Transferee generally means a transfer to an affiliate of the Class B Holder, which may include transfers into estates, from trusts to their beneficiaries and from owners into trusts. In certain circumstances set forth in the Amended Certificate, the change in ownership or control of a record or beneficial holder of Class B Common Stock will also result in the conversion of such holder's Class B Common Stock into Class A Common Stock. Notwithstanding the foregoing, any holder of Class B Common Stock may pledge shares of Class B Common Stock as collateral for any indebtedness or other obligations without triggering a conversion of such Class B Common Stock into Class A Common Stock. The Amended Certificate also provides that the Company will not register the transfer of any shares of Class B Common Stock unless the transferee and the transferor of such Class B Common Stock have furnished such affidavits and other proof as the Company reasonably may request to establish that such proposed transferee is a Permitted Transferee. In addition, upon any purported transfer of shares of Class B Common Stock not permitted under the Amended Certificate, including as a result of a foreclosure upon shares of Class B Common Stock subject to a pledge, all shares of Class B Common Stock purported to be so transferred will be deemed to be converted into shares of Class A Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will be deemed to represent such number of shares of Class A Common Stock as equals the number of shares of Class A Common Stock into which such shares of Class B Common Stock could be converted pursuant to the terms of the Amended Certificate.


PREFERRED STOCK

    The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, Preferred Stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the Common Stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of the Board of Directors of the Company to issue Preferred Stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal, since the issuance of Preferred Stock could be used to dilute the share ownership of a person or entity seeking to obtain control of the Company. In addition, because the Board of Directors of the Company has the power to establish the preferences, powers and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock, which could adversely affect the rights of holders of Common Stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 (an "Interested Stockholder") but less than 85% of such stock may not engage in certain Business Combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such date the corporation's board of directors approved either the Business Combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the Business Combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The Amended Certificate contains a provision electing not to be governed by Section 203.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Amended Certificate contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director.


This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions or
(iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws.


    In addition, the Amended Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.

TRANSFER AGENT AND REGISTRAR

    Chemical Mellon Shareholder Services, LLC is the transfer agent and registrar for the Common Stock.

                       DESCRIPTION OF THE CREDIT FACILITY


    On January 21, 1997, General Cigar Co., Inc. entered into a Credit Agreement with certain lenders and The Chase Manhattan Bank ("Chase"), as administrative agent, which provides for credit facilities (collectively, the "Credit Facility") comprised of $60.0 million in term loans and a revolving credit facility aggregating $60.0 million.



    Net proceeds of the Offering of up to $70.0 million are required to be applied to pay the term loan and to reduce the commitment under the revolving credit facility, provided that the revolving credit facility will not be reduced to less than $50.0 million.



    At present, indebtedness under the Credit Facility is guaranteed by Culbro, CLR, Imperial Nurseries, Inc., 387 PAS Corp., GCH Transporation, Inc., Villazon & Company, Inc. and Club Macanudo, Inc. and is secured by the stock of such subsidiaries of Culbro. Upon the consummation of the Offering, Culbro, CLR and Imperial Nurseries, Inc. will be released from their guarantees and all collateral will be released.



    Prior to the consummation of the Offering, borrowings under the Credit Facility will initially bear interest at a rate equal to 2.0% above the rate at which eurodollar deposits for one, two, three or six months (at the Company's option) are offered to Chase in the interbank eurodollar market (the "Eurodollar Rate"), or 1.0% above the "ABR Rate," which is defined as the higher of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City (the "Prime Rate") and (ii) the federal funds effective rate from time to time plus 0.5%. Following consummation of the Offering, the rate will be the ABR Rate or 0.75% above the Eurodollar Rate.



    The Credit Facility includes financial and ratio covenants, including fixed charge coverage, current ratio and tangible net worth and maximum leverage tests. The Credit Facility also will include negative covenants including limitations on indebtedness, liens, guarantee obligations, mergers, consolidations, liquidations and dissolutions, sales of assets, leases, dividends and other payments in respect of capital stock, capital expenditures, investments, loans and advances, optional payments and modifications of subordinated and other debt instruments, transactions with affiliates, sale and leasebacks, changes in fiscal year, negative pledge clauses and changes in lines of business.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Immediately after consummation of the Offering, the Company will have outstanding 6,000,000 shares of Class A Common Stock and 20,087,182 shares of Class B Common Stock, assuming no exercise of the over-allotment option granted to the Underwriters. Of these shares, the 6,000,000 shares of Class A Common Stock sold in the Offering (or a maximum of 6,900,000 shares if the over-allotment option is exercised in full) will be freely tradeable without restrictions or further registration under the Securities Act, unless purchased by "affiliates" of the Company (as that term is defined under the Securities
Act). All of the Class B Common Stock will be owned by Culbro and, following the Merger, such shares of Class B Common Stock will be held directly by the former shareholders of Culbro.



    Immediately after consummation of the Offering, 581,666 shares of Class A Common Stock (2,744,484 shares following consummation of the Merger) will be subject to outstanding options. The Company intends to file a registration statement on Form S-8 under the Securities Act to register the sale of 3,300,000 shares of Class A Common Stock reserved for issuance under the 1997 Stock Option Plan, including 581,666 shares issuable upon exercise of options issued at the time of the consummation of Offering and 2,162,818 shares of Class A Common Stock issuable upon exercise of Culbro Options following the Merger. As a result, any shares of Class A Common Stock issued upon exercise of such stock options will be available, subject to special rules for affiliates, for resale in the public market, subject to applicable lock-up arrangements.



    In general, under Rule 144, as currently in effect, (i) a person (or persons whose shares are required to be aggregated) who has beneficially owned shares of Class A Common Stock as to which at least two years have elapsed since such shares were sold by the Company or by an affiliate of the Company in a transaction or chain of transactions not involving a public offering ("restricted securities") or (ii) an affiliate of the Company who holds shares of Class A Common Stock that are not restricted securities may sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the Class A Common Stock then outstanding or the average weekly trading volume in the Class A Common Stock during the four calendar weeks preceding the date on which notice of such sale required under Rule 144 was filed. Sales under Rule 144 also are subject to certain provisions relating to the manner and notice of sale and availability of current public information about the Company. Affiliates of the Company must comply with the requirements of Rule 144, including the two-year holding period requirement, to sell shares of Class A Common Stock that are restricted securities. Furthermore, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an affiliate of the Company, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate of the Company at any time during the three months prior to such sale would be entitled to sell such shares without regard to the volume limitation and other conditions described above.



    All shares of Class B Common Stock and all shares of Class A Common Stock issuable upon conversion of such shares of Class B Common Stock will be eligible for sale in the public market immediately after consummation of the Merger; provided, that all of such shares held by the members of the Cullman & Ernst Group may be resold only pursuant to, and in accordance with, the volume, manner of sale and other conditions of Rule 144 described above. The Company has agreed that it will not effect the Merger without the prior written consent of DLJ on behalf of the Underwriters for a period of 180 days after the date of this Prospectus. See "Underwriting."


    Prior to the Offering, there has been no public market for the Class A Common Stock. Although the Company can make no prediction as to the effect, if any, that sales of shares of Class A Common Stock by the Cullman & Ernst Group would have on the market price prevailing from time to time, sales of substantial amounts of Class A Common Stock or the availability of such shares for sale could adversely affect prevailing market prices.

    The SEC has proposed reducing the required two-year holding period under Rule 144 to one year, and reducing the required three-year holding period under Rule 144(k) to two years. The Company can make no prediction as to when, if at all, such proposals will be adopted. If adopted, such modifications would have a material effect on the times when shares of the Company's Class A Common Stock become eligible for resale in the public market.


    Subject to certain exceptions, the Company, the executive officers and directors of the Company, Culbro and certain stockholders of Culbro (who in the aggregate hold 2,276,012 shares of Culbro common stock, or 2,685,326 shares, assuming exercise of outstanding options held by such person) each have agreed that they well not, without the prior written consent of DLJ, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or Culbro common stock or any securities convertible into or exercisable or exchangeable for such Common Stock or Culbro common stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock or Culbro common stock for a period of 180 days from the date of this Prospectus.


                                  UNDERWRITING


    Subject to certain conditions contained in the Underwriting Agreement, a syndicate of underwriters named below (the "Underwriters"), for whom DLJ and Smith Barney Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company an aggregate of 6,000,000 shares of Class A Common Stock. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:



                                                                                                       NUMBER OF
                                            UNDERWRITERS                                                 SHARES
-----------------------------------------------------------------------------------------------------  ----------
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
Smith Barney Inc.....................................................................................

                                                                                                       ----------
Total................................................................................................   6,000,000
                                                                                                       ----------
                                                                                                       ----------


    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the shares of Class A Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the shares of Class A Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all such shares (other than those covered by the over-allotment option described below).


    Of the shares of Class A Common Stock offered hereby, 300,000 shares have been reserved (the "Reserved Shares") for sale to certain individuals, including employees of the Company and members of their families. The Reserved Shares will be sold at a price per share equal to the Price to the Public set forth on the cover page of this Prospectus. The number of shares available to the general public will be reduced to the extent those persons purchase Reserved Shares. Any shares not so purchased will be offered in the Offering at the price to the public set forth on the cover page of this Prospectus.


    Prior to this Offering, there has been no established trading market for the Class A Common Stock. The initial price to the public for the Class A Common Stock set forth on the cover page of this Prospectus has been determined by negotiation between the Company and the Representatives. The principal factors considered in determining the initial price to the public were the information set forth in this Prospectus and otherwise available to the Representatives, the history and prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the offering and the recent market prices and the demand for publicly traded common stock of generally comparable companies.

    The Company has been advised by the Underwriters that they propose to offer the shares of Class A Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in
excess of $      per share. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $         per share to certain other
dealers. After the initial public offering, the price to the public, the concession and the discount to dealers may be changed by the Representatives.


    The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 900,000 additional shares of Class A Common Stock at the initial price to the public less underwriting discounts and commissions, solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.



    In the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.



    Subject to certain exceptions, the Company, the executive officers and directors of the Company, Culbro and certain stockholders of Culbro each have agreed that they will not, without the prior written consent of DLJ, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or Culbro common stock or any securities convertible into or exercisable or exchangeable for such Common Stock or Culbro common stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any such Common Stock or Culbro common stock for a period of 180 days from the date of this Prospectus.



    From time to time in the ordinary course of their businesses, affiliates of certain of the Underwriters have engaged and may in the future engage in general financing and banking transactions with the Company and its affiliates. Furthermore, it is possible that more than 10% of the net proceeds of the Offering, not including underwriting compensation, will be received by lenders to the Company under the Credit Facility that are affiliated with members of the National Associations of Securities Dealers, Inc. ("NASD") who are participating in the Offering. As a result, the Offering will be made in accordance with Rule 2710(c)(8) of the Conduct Rules of the NASD.


    At the request of the Company, the Underwriters have agreed to pay Peter J. Solomon Securities Company Limited a fee of $700,000 related to its acting as a financial advisor to the Company in connection with the Offering. Peter J. Solomon, a Director of the Company, is the Chairman of Peter J. Solomon Securities Company Limited.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, New York, New York. Frederick M. Danziger, Of Counsel to Latham & Watkins, is a Director and shareholder of Culbro and a member of the Cullman & Ernst Group. See "Certain Relationships and Related Transactions." Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS


    The Combined Financial Statements of General Cigar Holdings, Inc. as of December 2, 1995 and November 30, 1996 and for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


    The Consolidated Financial Statements of Villazon & Company, Inc. and Subsidiary as of December 31, 1995 and October 31, 1996 and for each of the years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

    The Financial Statements of Honduras American Tabaco, S.A. de C.V. as of December 31, 1995 and October 31, 1996, and for each of the years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company has filed with the SEC, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document as filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the SEC's principal office in Washington D.C., at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661 and through the SEC's internet site at www.sec.gov. Copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
                                                                                                             ---------
GENERAL CIGAR HOLDINGS, INC.
Report of Independent Accountants..........................................................................        F-2
Combined Balance Sheet as of December 2, 1995 and November 30, 1996........................................        F-3
Combined Statement of Operations for the Fiscal Years Ended December 3, 1994, December 2, 1995 and November
  30, 1996.................................................................................................        F-4
Combined Statement of Cash Flows for the Fiscal Years Ended December 3, 1994, December 2, 1995 and November
  30, 1996.................................................................................................        F-5
Notes to Combined Financial Statements.....................................................................        F-6

VILLAZON & COMPANY, INC. AND SUBSIDIARY
Report of Independent Certified Public Accountants.........................................................       F-21
Consolidated Balance Sheets as of December 31, 1995 and October 31, 1996...................................       F-22
Consolidated Statements of Income for the Years Ended December 31, 1994 and 1995 and for the Ten Months
  Ended October 31, 1996...................................................................................       F-23
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1994 and 1995
  and for the Ten Months Ended October 31, 1996............................................................       F-24
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994 and 1995 and for the Ten Months
  Ended October 31, 1996...................................................................................       F-25
Notes to Consolidated Financial Statements.................................................................       F-26

HONDURAS AMERICAN TABACO, S.A. DE C.V.
Report of Independent Accountants..........................................................................       F-33
Balance Sheets as of December 31, 1995 and October 31, 1996................................................       F-34
Statements of Operations and Retained Earnings for the Years Ended December 31, 1994 and 1995 and for the
  Ten Months Ended October 31, 1996........................................................................       F-35
Statements of Cash Flows for the Years Ended December 31, 1994 and 1995 and for the Ten Months Ended
  October 31, 1996.........................................................................................       F-36
Notes to Financial Statements..............................................................................       F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholder of General Cigar Holdings, Inc.



    In our opinion, the accompanying combined balance sheet and the related combined statements of operations and of cash flows present fairly, in all material respects, the combined financial position of General Cigar Holdings, Inc. (a wholly-owned subsidiary of Culbro Corporation) at December 2, 1995 and November 30, 1996 and the results of their combined operations and their combined cash flows for each of the fiscal years ended December 3, 1994, December 2, 1995 and November 30, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP



New York, New York
January 28, 1997

                          GENERAL CIGAR HOLDINGS, INC.

                             COMBINED BALANCE SHEET

                             (DOLLARS IN THOUSANDS)


                                                                                       DECEMBER 2,   NOVEMBER 30,
                                                                                           1995          1996
                                                                                       ------------  ------------
ASSETS
CURRENT ASSETS
Cash.................................................................................   $      322    $      409
Accounts receivable, less allowance of $465 and $482.................................       23,840        31,295
Inventories..........................................................................       37,843        53,702
Other current assets.................................................................        3,312         3,673
                                                                                       ------------  ------------
Total current assets.................................................................       65,317        89,079

Property and equipment, net..........................................................       46,492        52,507
Other assets.........................................................................        1,846         3,456
                                                                                       ------------  ------------
Total assets.........................................................................   $  113,655    $  145,042
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND CULBRO INVESTMENT
CURRENT LIABILITIES
Accounts payable and accrued liabilities.............................................   $   20,740    $   22,827
Current portion of long-term debt....................................................          945         1,131
                                                                                       ------------  ------------
Total current liabilities............................................................       21,685        23,958

Long-term debt.......................................................................       11,352        11,079
Accrued retirement benefits..........................................................       12,100        12,525
Deferred income taxes................................................................        2,121         1,057
Other noncurrent liabilities.........................................................          302         2,704
                                                                                       ------------  ------------
Total liabilities....................................................................       47,560        51,323

Commitments and contingencies (See Note 13)..........................................           --            --

Culbro Investment....................................................................       66,095        93,719
                                                                                       ------------  ------------
Total liabilities and Culbro Investment..............................................   $  113,655    $  145,042
                                                                                       ------------  ------------
                                                                                       ------------  ------------


                  See Notes to Combined Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                        COMBINED STATEMENT OF OPERATIONS
                             (DOLLARS IN THOUSANDS)


                                                                               FOR THE FISCAL YEARS ENDED,
                                                                          --------------------------------------
                                                                          DECEMBER 3,  DECEMBER 2,  NOVEMBER 30,
                                                                             1994         1995          1996
                                                                          -----------  -----------  ------------
Net sales...............................................................   $  89,538    $ 124,033    $  154,676
Cost of goods sold......................................................      54,285       69,683        86,240
                                                                          -----------  -----------  ------------
Gross profit............................................................      35,253       54,350        68,436
Selling, general and administrative expenses............................      27,210       36,726        44,593
Other nonrecurring expense..............................................          --           --         3,600
                                                                          -----------  -----------  ------------

Operating profit........................................................       8,043       17,624        20,243
Gain on insurance settlement............................................          --        2,586            --
Other nonoperating (expense) income.....................................         (23)        (597)          853
Interest expense........................................................         607        1,049           951
                                                                          -----------  -----------  ------------
Income before income taxes..............................................       7,413       18,564        20,145
Income tax provision....................................................       2,863        7,240         7,738
                                                                          -----------  -----------  ------------
Net income..............................................................   $   4,550    $  11,324    $   12,407
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------


                  See Notes to Combined Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                        COMBINED STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                                               FOR THE FISCAL YEARS ENDED,
                                                                          --------------------------------------
                                                                          DECEMBER 3,  DECEMBER 2,  NOVEMBER 30,
                                                                             1994         1995          1996
                                                                          -----------  -----------  ------------
OPERATING ACTIVITIES:
Net income..............................................................   $   4,550    $  11,324    $   12,407
Adjustments to reconcile net income to net cash provided by (used in)
  operating activities:
  Depreciation and amortization.........................................       3,271        3,550         3,813
  Gain on insurance settlement..........................................          --       (2,586)           --
  Deferred income taxes.................................................          43         (236)       (1,064)
  Changes in assets and liabilities which increase (decrease) cash:
    Accounts receivable.................................................         302      (10,600)       (7,492)
    Inventories.........................................................       1,571         (733)      (15,859)
    Other current assets................................................        (212)      (1,204)         (361)
    Accounts payable and accrued liabilities............................       2,000        9,834         2,087
    Accrued retirement benefits.........................................         453          843           425
  Other, net............................................................         705         (656)        1,125
                                                                          -----------  -----------  ------------
Net cash provided by (used in) operating activities.....................      12,683        9,536        (4,919)
                                                                          -----------  -----------  ------------
INVESTING ACTIVITIES:
Additions to property and equipment.....................................      (1,884)      (2,841)       (9,701)
Proceeds from insurance settlement......................................         500        2,225            --
                                                                          -----------  -----------  ------------
Net cash used in investing activities...................................      (1,384)        (616)       (9,701)
                                                                          -----------  -----------  ------------
FINANCING ACTIVITIES:
Net transactions with Culbro............................................     (15,131)     (13,389)       15,217
Increase in debt........................................................       5,000        5,000           476
Repayment of indebtedness...............................................        (734)        (673)         (563)
Class A Common Stock issuance costs.....................................          --           --          (423)
                                                                          -----------  -----------  ------------
Net cash (used in) provided by financing activities.....................     (10,865)      (9,062)       14,707
                                                                          -----------  -----------  ------------
Net increase (decrease) in cash.........................................         434         (142)           87
Cash at beginning of period.............................................          30          464           322
                                                                          -----------  -----------  ------------
Cash at end of period...................................................   $     464    $     322    $      409
                                                                          -----------  -----------  ------------
                                                                          -----------  -----------  ------------


                  See Notes to Combined Financial Statements.

                          GENERAL CIGAR HOLDINGS, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  CERTAIN TRANSACTIONS


    The accompanying combined financial statements include the accounts of General Cigar Holdings, Inc. (the "Company")(See Note 3--Basis of Presentation), and reflect its financial position, results of operations and cash flows after elimination of intercompany accounts and transactions. The Company, a wholly-owned subsidiary of Culbro Corporation ("Culbro"), was formed on December 12, 1996 and holds all of the outstanding stock of General Cigar Co., Inc. ("General Cigar"). The Company has no business operations of its own and its principal asset is all of the outstanding stock of General Cigar. In January 1997, in addition to the transfer of all of the outstanding Common Stock of General Cigar Co., Inc., certain other assets, including principally 1,200 acres of land, all of the outstanding common stock of 387 PAS Corp. ("387 PAS"), Club Macanudo, Inc., Club Macanudo (Chicago), Inc. and GCH Transportation, Inc. were transferred to the Company (the "Additional Asset Transfers") and the Company assumed certain related liabilities and substantially all of the debt of Culbro in accordance with the terms of a Distribution Agreement (the "Distribution Agreement") among the Company, Culbro and Culbro Land Resources, Inc. ("CLR"). The Additional Asset Transfers are reflected in the accompanying combined financial statements at Culbro's historical cost. The Additional Asset Transfers, the transfer of General Cigar Stock and the assumption by the Company of the liabilities and debt of Culbro referred to above are herein collectively referred to as the "Asset Transfers." The Distribution Agreement also provides for the assumption of employee benefit arrangements of Culbro by the Company, for a tax sharing agreement and for a potential distribution of the stock (the "Distribution") of CLR to Culbro's shareholders. Following the Distribution, subject to certain conditions, Culbro will be merged (the "Merger") with and into the Company. Such transactions are not reflected in the accompanying combined financial statements.


2.  VILLAZON ACQUISITION


    On January 21, 1997, the Company completed its acquisition of two affiliated companies, Villazon and Company, Inc., a U.S. corporation, and Honduras American Tabaco, S.A. de C.V., a Honduran corporation (collectively "Villazon"), for approximately $81.4 million consisting of $90.5 million of purchase price and direct acquisition costs, less $9.1 million of cash acquired. $64.6 million of cash was paid at closing and $24.4 million aggregate principal amount of seller notes were issued (the "Villazon Acquisition"). Both companies are engaged in the cigar business. The Villazon Acquisition will be accounted for using the purchase method of accounting. Cost in excess of the fair value of net assets acquired, primarily trade names and other intangible assets, is expected to be approximately $71 million. The Company secured a loan to finance the acquisition, and anticipates that the loan will be repaid either entirely or partially, with the proceeds from the expected Offering. (See Notes 4 and 7)


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION


    The accompanying combined financial statements of the Company include the accounts of General Cigar, Club Macanudo, Inc. ("Club Macanudo") and 387 PAS. Club Macanudo was incorporated in 1995 and operates a cigar bar in New York City, which opened on May 1, 1996. 387 PAS holds Culbro's corporate headquarters which is approximately 80% leased to unrelated commercial tenants. Club Macanudo and 387 PAS were not material to the Company's results of operations in any of the periods presented. Subsequent to November 30, 1996, the Company formed Club Macanudo (Chicago), Inc., which will operate a cigar bar in Chicago and GCH Transportation, Inc., a non operating entity which owns certain of the Company's transportation equipment.

                          GENERAL CIGAR HOLDINGS, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    The combined financial statements have been presented as if the Company had operated as an independent stand-alone entity for all periods presented. Such financial statements may not necessarily present the financial position, results of operations and cash flows the Company would have reported had it actually operated as a stand-alone entity. See Note 4 for unaudited combined condensed pro forma financial information.


FISCAL YEAR


    The Company's fiscal year ends on the Saturday nearest November 30. Fiscal 1994, 1995 and 1996 ended on December 3, 1994, December 2, 1995 and November 30, 1996, respectively. Fiscal 1994 contained 53 weeks and fiscal 1995 and 1996 contained 52 weeks.



RECLASSIFICATION



    Certain amounts in the prior years financial statements have been reclassified to conform to the current year's presentation.


INVENTORIES

    The Company's inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") method. Raw materials include tobacco in the process of aging, a substantial amount of which will not be used or sold within one year. It is industry practice to include such inventories in current assets. Raw materials also include tobacco in bond which is subject to customs duties payable upon withdrawal from bond. Following industry practice, the Company does not include such duties in inventories until paid.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial reporting purposes and principally on accelerated methods for tax purposes.

REVENUE RECOGNITION

    Sales and the related cost of sales are recognized upon shipment of products.

ADVERTISING AND PROMOTION EXPENSE

    Advertising and promotion costs are expensed when incurred. Production costs of future media advertising are deferred until the advertising first occurs.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The amounts included in the financial statements for accounts receivable, accounts payable and accrued liabilities reflect their fair values because of the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Note 7.

                          GENERAL CIGAR HOLDINGS, INC.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    The Company is a wholly-owned subsidiary of Culbro and its historical capital structure does not permit a meaningful presentation of earnings per share. Accordingly, earnings per share are not presented herein.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This Statement requires that long-lived assets and certain intangibles held and used by a business entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company continually reviews its long-lived assets and intangible assets, considering future performance of those assets in assessing the need for adjustments to their carrying values. The Company will perform such reviews in the future in accordance with the methods prescribed by SFAS No. 121.


    In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. The Company intends to adopt the disclosure provisions of this standard which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions will not affect combined financial condition, results of operations, or cash flows.


USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for allowance for uncollectible accounts receivable, depreciation and amortization, employee benefit plans, taxes, and contingencies, among others.

4.  COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED)


    The following combined condensed unaudited pro forma financial information reflects the Company as if the liability portion of the Asset Transfers had occurred and the Villazon Acquisition had been consummated. The unaudited pro forma combined condensed statement of operations assumes that the transactions took place at the beginning of fiscal 1996. The unaudited pro forma combined condensed balance sheet assumes that the items discussed above occurred at the balance sheet date. The unaudited pro forma financial information presented herein may not necessarily reflect the results of operations and financial position had these items discussed above actually taken place on these dates. The pro forma financial information reflects the elimination of intercompany accounts.

                          GENERAL CIGAR HOLDINGS, INC.

4. COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED) COMBINED CONDENSED PRO FORMA STATEMENT OF OPERATIONS (UNAUDITED) (DOLLARS IN
  THOUSANDS)


                                                                                  NOVEMBER 30,
                                                                                      1996
                                                                                  ------------
Net sales.......................................................................   $  196,694
                                                                                  ------------
Operating profit................................................................       32,324
Other nonoperating income, net..................................................        1,532
Interest expense................................................................       11,669
                                                                                  ------------
Income before income taxes......................................................       22,187
Income tax provision............................................................        8,535
                                                                                  ------------
Net income......................................................................   $   13,652
                                                                                  ------------
                                                                                  ------------



COMBINED CONDENSED PRO FORMA BALANCE SHEET (UNAUDITED) (DOLLARS IN THOUSANDS)



                                                                                  NOVEMBER 30,
                                                                                      1996
                                                                                  ------------
Current assets..................................................................   $  110,788
Property and equipment, net.....................................................       56,857
Intangible assets...............................................................       71,352
Other assets....................................................................        5,798
                                                                                  ------------
Total assets....................................................................   $  244,795
                                                                                  ------------
                                                                                  ------------
Current liabilities.............................................................   $  101,295
Long-term debt..................................................................       72,029
Other noncurrent liabilities....................................................       26,213
                                                                                  ------------
Total liabilities...............................................................      199,537
Culbro Investment...............................................................       45,258
                                                                                  ------------
Total liabilities and Culbro Investment.........................................   $  244,795
                                                                                  ------------
                                                                                  ------------


5.  RELATED PARTY TRANSACTIONS

CULBRO INVESTMENT


    The Company maintained an intercompany account with Culbro in which the intercompany transactions including cash transfers and the liability for benefit and insurance costs and allocated general and administrative expenses described below were recorded. The balance in the intercompany account at the end of each period presented has been included in Culbro Investment in the combined balance sheet. The

                          GENERAL CIGAR HOLDINGS, INC.

5.  RELATED PARTY TRANSACTIONS (CONTINUED)
Culbro Investment account also includes the cumulative net earnings of the Company and its capital stock. The changes in the Culbro Investment account are summarized as follows:


                                                               (DOLLARS IN
                                                               THOUSANDS)
Balance, November 27, 1993................................      $  78,741
  Net income..............................................          4,550
  Culbro Investment activity..............................        (15,131)
                                                                  -------
Balance, December 3, 1994.................................         68,160
  Net income..............................................         11,324
  Culbro Investment activity..............................        (13,389)
                                                                  -------
Balance, December 2, 1995.................................         66,095
  Net income..............................................         12,407
  Culbro Investment activity..............................         15,217
                                                                  -------
Balance, November 30, 1996................................      $  93,719
                                                                  -------
                                                                  -------


TREASURY


    Through the date of the expected Offering, the Company's treasury activities will remain integrated into Culbro's cash management system. The Company's cash receipts are transferred daily into Culbro's cash account and the Company's cash disbursement accounts are reimbursed by Culbro on a daily basis. The difference between cash transferred by the Company to Culbro and reimbursements by Culbro to the Company's disbursement accounts has been reflected in Culbro Investment in the combined balance sheet.


INTERCOMPANY ACTIVITIES

    The Company's employees participate in certain benefit programs which are sponsored and administered by Culbro. See Note 8 for discussion of employee benefit plan costs. The Company's risk insurance and employee medical coverage are provided through insurance policies and programs purchased by Culbro on behalf of the Company and Culbro's other subsidiaries. The cost of these items was allocated based on the specific insurance data related to each subsidiary. All direct charges relating to the Company for these services, and the Company's participation in these plans have been charged to the Company by Culbro, and included in the Company's combined financial statements.


    A substantial amount of Culbro management time and resources were related to the operations of the Company, and Culbro also performed certain specific administrative functions for the Company, including legal, tax, treasury, human resources and internal audit. In addition to the direct charges above for employee benefits and risk insurance, the combined statement of operations reflects general and administrative expenses of $5.5 million, $8.8 million and $7.2 million for 1994, 1995 and 1996, respectively, allocated by Culbro to the Company for these services. These charges were based principally on an evaluation of the Company's share of expenses relating to the Culbro corporate activities associated with the Company's operations and are considered by management to be reasonable. These amounts may not necessarily be indicative of the additional general and administrative expenses the Company would have incurred had it operated independently during the years presented.

                          GENERAL CIGAR HOLDINGS, INC.

5.  RELATED PARTY TRANSACTIONS (CONTINUED)

    No interest has been charged or paid to Culbro on the net investment account, and accordingly intercompany interest expense has not been included in the combined statements of operations. See Notes 4 and 7.



OTHER RELATED PARTY TRANSACTIONS



    During 1996, the Company entered into transactions in the ordinary course of business, with entities with which certain stockholders and board of directors members of Culbro are associated. In 1996 the aggregate cost of such services to these firms was approximately $2.3 million.


6.  INTERCOMPANY INCOME TAXES

    All current tax liabilities were paid by Culbro and accordingly the Company's current tax liabilities are reflected in the Culbro Investment account.

    Historically, the combined results of operations of the Company were included in Culbro's consolidated U.S. federal income tax returns, and will be included in such returns until the Distribution and Merger are consummated. The income tax provisions and deferred tax liabilities have been calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" as if the Company had filed separate tax returns. The provision for income taxes is summarized as follows:


                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Current:
  Federal........................................................  $   2,374  $   6,435  $   7,647
  State and local................................................        446      1,041      1,155
Deferred, principally federal....................................         43       (236)    (1,064)
                                                                   ---------  ---------  ---------
                                                                   $   2,863  $   7,240  $   7,738
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------


    The reasons for the difference between the United States statutory income tax rate and the effective rates are shown in the following table:


                                                                     1994       1995       1996
                                                                   ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
Tax expense at statutory rates...................................  $   2,520  $   6,497  $   7,051
State and local income taxes.....................................        294        677        751
Other............................................................         49         66        (64)
                                                                   ---------  ---------  ---------
                                                                   $   2,863  $   7,240  $   7,738
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                          GENERAL CIGAR HOLDINGS, INC.

6.  INTERCOMPANY INCOME TAXES (CONTINUED)
    The significant components of net deferred tax liabilities are as follows:


                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Depreciation............................................................  $   7,094  $   7,015
Postretirement benefit liabilities......................................     (2,303)    (2,367)
Pension liabilities.....................................................     (1,826)    (1,901)
Other...................................................................       (844)    (1,690)
                                                                          ---------  ---------
                                                                          $   2,121  $   1,057
                                                                          ---------  ---------
                                                                          ---------  ---------


    In connection with the expected Offering, Culbro and the Company will enter into a Tax Sharing Agreement which will provide, among other things, for the allocation between CLR and the Company of federal, state, local and foreign tax liabilities for all periods through the Distribution and Merger. With respect to the consolidated tax returns filed by Culbro, the Tax Sharing Agreement will provide that the Company will be liable for any amounts that it would have been required to pay with respect to any deficiencies assessed, generally as if it had filed separate tax returns.

7.  LONG-TERM DEBT

    Long-term debt includes:


                                                                    DECEMBER 2,  NOVEMBER 30,
                                                                       1995          1996
                                                                    -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Building mortgage.................................................   $   5,000    $    5,000
Equipment loan....................................................       4,488         4,218
Capital leases....................................................       2,809         2,992
                                                                    -----------  ------------
Total.............................................................      12,297        12,210
Less: due within one year.........................................         945         1,131
                                                                    -----------  ------------
Total long-term debt..............................................   $  11,352    $   11,079
                                                                    -----------  ------------
                                                                    -----------  ------------



    As of November 30, 1996, the annual payment requirements under the terms of the building mortgage and equipment loan, for the years 1997 through 2001 are $0.3 million, $0.4 million, $5.4 million, $0.4 million and $0.4 million, respectively. The building mortgage is on the 387 PAS corporate office building which had a net book value of $29.5 million at November 30, 1996. The mortgage, which bears interest at 2.0% above LIBOR, matures in March 1999 and requires periodic payments of only interest until maturity. The equipment loan was entered into in January 1994, and bears interest at 7.25% per annum and has a term of ten years, with a balloon payment of $1.2 million due at maturity. The equipment had a net book value of $3.0 million at November 30, 1996.



    On January 21, 1997, the Company entered into a Credit Agreement with certain banks which provided financing of $120.0 million for the Villazon Acquisition, for repayment of the Culbro debt obligation assumed by the Company in the liability portion of the Asset Transfers and for general working capital purposes. The Credit Agreement includes a $60.0 million term loan, due on January 20, 1998 that is required to be prepaid at the time of and with a portion of the proceeds from the expected Offering, and a revolving credit facility of $60.0 million, which expires in January 2000. Proceeds from the expected

                          GENERAL CIGAR HOLDINGS, INC.

7.  LONG-TERM DEBT (CONTINUED)

Offering will be used to repay the term loan and reduce amounts outstanding under the revolving credit facility. In accordance with the terms of the Credit Agreement, during the period prior to the completion of the expected Offering, the borrowings under the term loan and revolving credit facility will bear interest, at the Company's option, of either (1) 1% above the Alternate Base Rate ("ABR"), which is defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.5%, (2) the Eurodollar rate plus 2%, or (3) a combination thereof. After completion of the expected Offering, provided that the Offering generates proceeds of at least $70.0 million, the borrowings under the revolving credit facility will bear interest, at the Company's option, of either (1) the ABR, (2) the Eurodollar rate plus 0.75% or (3) a combination thereof. The Company will pay a commitment fee of 3/8 of 1% on the unused portion of the revolving credit facility prior to the expected Offering and 1/4 of 1% after the expected Offering provided the Offering generates proceeds of at least $70 million. The Credit Agreement includes limitations on indebtedness, investments and other significant transactions, as defined.



    The Company expects to assume approximately $43.8 million of Culbro debt prior to the Offering as part of the Culbro obligations assumed under the liability portion of the Asset Transfers. This debt was not an obligation of the Company in earlier periods and the Company generally has been a net cash provider to Culbro. Accordingly, this debt and its related interest expense were not part of the Company's capital structure in the combined financial statements for any of the periods presented.



    Management believes that the amounts reflected on the balance sheet for debt obligations reflect their current market values based on market interest rates for comparable risks, maturities and collateral.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


8.  RETIREMENT BENEFITS


PENSION PLAN


    The Company's employees participate in Culbro's noncontributory defined benefit pension plan, which covers substantially all employees of Culbro and its subsidiaries. The plan's benefits are based on employees' years of service and compensation. Contributions to the plan are made in accordance with the provisions of the Employee Retirement Income Security Act. Pension expense of $0.6 million, $0.4 million and $0.7 million for 1994, 1995 and 1996, respectively, included in the combined statement of operations reflects the Company's proportionate share of Culbro's consolidated pension expense based on the benefit costs attributable to its employees, as determined by the plan's actuaries. Pension expense in 1996 included $0.3 million related to early retirement of certain of the Company's employees.



    The Company intends to maintain this plan and will be directly responsible for all of the pension obligations of the plan, including those relating to its employees and its former employees, as well as all vested employees of Culbro and its subsidiaries under the plan. The Company expects to continue to provide its current employees with the existing level of benefits under the plan; all other Culbro employees will cease to be active participants in the plan. In connection with the Distribution and Merger, the Company and CLR will enter into an Employee Benefits Administration Agreement for the purpose of defining the responsibilities for the administration of the plan. As of November 30, 1996, the Plan was overfunded and Culbro has not made any contributions to the plan in the past five years. The pro forma unaudited financial information in Note 4 reflects the effect of the Company's assumption of the Culbro Plan assets and obligations as if it had occurred on the dates noted therein.



    The status of the Culbro pension plan as determined by the plan's actuaries at December 2, 1995 and November 30, 1996 was as follows (dollars in thousands):



                                                                         1995       1996
                                                                       ---------  ---------
Present value of benefits earned by participants including vested benefits of $53,730 and $52,095 at December 2, 1995 and November
  30, 1996, respectively.............................................  $  54,274  $  52,668
                                                                       ---------  ---------
                                                                       ---------  ---------
Plan assets at fair value, primarily equities........................  $  64,639  $  70,711
Present value of projected benefit obligations.......................     56,882     54,759
                                                                       ---------  ---------
Plan assets in excess of projected benefit obligations...............      7,757     15,952
Amount included on Culbro balance sheet..............................      5,993      6,697
                                                                       ---------  ---------
Unrecognized net asset...............................................  $  13,750  $  22,649
                                                                       ---------  ---------
                                                                       ---------  ---------
Unrecognized net asset includes:
Net gain from experience differences and assumption changes..........  $  14,190  $  23,101
Less: Changes due to plan amendments.................................       (203)      (321)
     Net pension obligation at adoption of SFAS No. 87...............       (237)      (131)
                                                                       ---------  ---------
Unrecognized net asset...............................................  $  13,750  $  22,649
                                                                       ---------  ---------
                                                                       ---------  ---------



    Discount rates of 7.50% and 7.75% were used to compute the present value of pension benefits at December 2, 1995 and November 30, 1996, respectively. A 5% rate of increase in future compensation levels was used to estimate the projected pension obligations at both December 2, 1995 and November 30, 1996. The expected rate of return on pension plan assets in 1994, 1995 and 1996 was estimated at 9% representing the average long-term rate expected from the investment of plan assets.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)


8.  RETIREMENT BENEFITS (CONTINUED)

OTHER POSTRETIREMENT BENEFITS


    Through the date of the Offering, the Company's employees will participate in Culbro's postretirement benefits program, which provides principally health and life insurance benefits to certain of its retired employees. The cost of such benefits attributable to the Company's employees under the plan's benefit formula was $0.5 million in fiscal 1994 and in fiscal 1995, respectively, and $0.4 million in fiscal 1996.



    The Company's proportionate share of the present value of the liabilities for accumulated postretirement benefits, as determined by the Plan's actuaries, is shown below. None of these liabilities have been funded at December 2, 1995 and November 30, 1996.



                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
Retirees................................................................  $   3,678  $   3,434
Fully eligible active participants......................................      1,474      1,530
Other active participants...............................................        608        361
Unrecognized net gain from experience differences and
  assumption changes....................................................        308        907
                                                                          ---------  ---------
Liability for other postretirement benefits.............................  $   6,068  $   6,232
                                                                          ---------  ---------
                                                                          ---------  ---------



    The Company expects that it will continue to provide its employees with the same level of retiree medical benefits as those provided under the Culbro program. Additionally, the Company will assume approximately $1.1 million of retiree medical benefits related to former Culbro employees.



    Discount rates of 7.50% and 7.75% were used to compute the accumulated postretirement benefit obligations at December 2, 1995 and November 30, 1996, respectively. Because the Company's obligation for retiree medical benefits is fixed, any increase in the medical cost trend would have no effect on the accumulated postretirement benefit obligation, service cost or interest cost.


    The adoption of SFAS No. 106 in 1993 has not had an adverse effect on cash flows because postretirement benefits are funded as incurred.

9.  STOCK OPTION PLANS


    Upon consummation of the Merger and Distribution, the Company intends to convert all employee stock options outstanding under Culbro's stock option plans into options to purchase shares of common stock of the Company and shares of common stock of CLR. The number of outstanding options and exercise prices would be adjusted to preserve the value of the options. The combined financial statements of the Company do not reflect any effects that these plans have had in Culbro's consolidated financial statements. The status of, and transactions in, the Culbro stock option plans for the periods presented are as summarized below:


EMPLOYEES STOCK OPTION PLANS


    The Culbro 1996 Stock Plan (the "1996 Plan"), the 1992 Stock Plan (the "1992 Plan") and the 1991 Employees Incentive Stock Option Plan (the "1991 Plan") for officers and key employees, made available 500,000, 300,000 and 210,000 shares of common stock, respectively, for purchase at prices equal to the fair market value at date of grant. A portion of the options outstanding under these plans may be exercised as incentive stock options, which under current tax laws do not provide any tax deductions to Culbro.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK OPTION PLANS (CONTINUED)

    Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than ten years from the date of grant. The exercise period for each grant was determined by Culbro's Compensation Committee.



    At November 30, 1996, a total of 400,000 and 40,300 shares under the 1996 Plan and 1992 Plan, respectively, were available for future grant. There are no shares available for future grant under the 1991 Plan. None of the options outstanding at November 30, 1996 may be exercised as stock appreciation rights. Transactions under the 1996, 1992 and 1991 Plans are summarized as follows:



Options outstanding at November 27, 1993..................................     280,700
Granted during 1994.......................................................      88,300
Expired, canceled and exercised...........................................     (33,400)
                                                                            -----------
Options outstanding at December 3, 1994...................................     335,600
Granted during 1995.......................................................      68,000
Expired, canceled and exercised...........................................     (92,200)
                                                                            -----------
Options outstanding at December 2, 1995...................................     311,400
Granted during 1996.......................................................     134,400
Expired, canceled and exercised...........................................    (103,286)
                                                                            -----------
Options outstanding at November 30, 1996..................................     342,514
                                                                            -----------
                                                                            -----------

Option prices range between:......................................... $12.25 and $80.00

Options exercisable:
December 3, 1994..........................................................     109,000
December 2, 1995..........................................................      86,100
November 30, 1996.........................................................      78,114
Expiration of the 1991 Plan...............................................        2001
Expiration of the 1992 Plan...............................................        2002
Expiration of the 1996 Plan...............................................        2006
Number of option holders at November 30, 1996.............................          13


CULBRO NONEMPLOYEE DIRECTORS STOCK OPTION PLAN


    Options granted under the 1996 Stock Option Plan for Nonemployee Directors (the "1996 Non-employee Plan") and the 1992 Stock Option Plan for Nonemployee Directors (the "1992 Nonemployee Plan") will also be converted, after adjustment for dilution, into options to purchase common shares of the Company. Under these plans 70,000 options have been made available to purchase shares of Culbro common stock for purchase at prices equal to the fair market value at date of grant. Options canceled become available for future grant. Options are not exercisable until three years from the date of grant and may be exercised over a period ending not later than eight years from the date of grant. As of November 30, 1996, 18,000 options remained available for future grant under the 1996 Nonemployee Plan and 3,000 options remained available for future grant under the 1992 Nonemployee Plan. None of the options outstanding at December 2, 1995 may be exercised as stock appreciation rights.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

9.  STOCK OPTION PLANS (CONTINUED)

    Transactions under the 1996 and 1992 Nonemployee Plans are as follows:



Options outstanding at November 27, 1993..................................      14,000
Granted during 1994.......................................................      14,000
                                                                            -----------
Options outstanding at December 3, 1994...................................      28,000
Granted during 1995.......................................................      14,000
                                                                            -----------
Options outstanding at December 2, 1995...................................      42,000
Granted during 1996.......................................................       7,000
Exercised during 1996.....................................................      (6,000)
                                                                            -----------
Options outstanding at November 30, 1996..................................      43,000
                                                                            -----------
                                                                            -----------
Options prices range between......................................... $14.38 and $63.81

Number of option holders at November 30, 1996.............................           7


EMPLOYMENT AGREEMENT


    Upon consummation of the Distribution and Merger, an employment agreement entered into in May 1994 between Culbro and an officer of Culbro will become an obligation of the Company. The agreement provides for the issuance of 125,000 Culbro stock options, exercisable at the rate of 25,000 per year from 1995 through 1999 at an option price of $4.00 per share. These options will become options to purchase shares of the Company, and the option price will be adjusted to reflect the dilutive effect referred to above. Through November 30, 1996, 15,000 of these options had been exercised under this agreement. The annual compensation expense for this agreement is $267,000 through April 1999 reflecting the amortization of the difference between the option price and the quoted market price at the date of grant.


10.  LEASES

    The Company has the following noncancelable leases relating principally to a manufacturing facility and vehicles.

CAPITAL LEASES


    Future minimum lease payments under capital leases and the present value of such payments as of November 30, 1996 were:



                                                                                   (DOLLARS IN
                                                                                   THOUSANDS)
1997.............................................................................   $   1,124
1998.............................................................................         907
1999.............................................................................         707
2000.............................................................................         430
2001.............................................................................         286
                                                                                   -----------
Total minimum lease payments.....................................................       3,454
Less: Amounts representing interest..............................................         462
                                                                                   -----------
Present value of minimum lease payments (a)......................................   $   2,992
                                                                                   -----------
                                                                                   -----------


------------------------


(a) Includes current portion of $0.8 million on November 30, 1996.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

10.  LEASES (CONTINUED)

    At December 2, 1995 and November 30, 1996, buildings, machinery and equipment included capital leases amounting to $3.9 million and $4.2 million, respectively, which is net of accumulated depreciation of $3.1 million and $3.4 million, respectively. Depreciation expense relating to capital leases was $0.7 million in 1994, 1995 and 1996.


OPERATING LEASES


    Future minimum rental payments under noncancellable leases as of November 30, 1996 were:



                                                                                   (DOLLARS IN
                                                                                   THOUSANDS)
1997.............................................................................   $     802
1998.............................................................................         771
1999.............................................................................         735
2000.............................................................................         687
2001.............................................................................         544
Later years......................................................................       2,175
                                                                                   -----------
Total minimum lease payments.....................................................   $   5,714
                                                                                   -----------
                                                                                   -----------



    Total rental expense for all operating leases in 1994, 1995 and 1996 was $0.1 million, $0.1 million and $0.6 million, respectively.


11.  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

NET SALES


    Excise taxes paid on cigar sales of $5.5 million, $7.0 million and $7.9 million for 1994, 1995 and 1996, respectively, are included in net sales and cost of goods sold.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSE


    Included in selling, general and administrative expenses were advertising expenses of $1.0 million, $2.8 million and $4.4 million for 1994, 1995 and 1996, respectively.



OTHER NONRECURRING EXPENSE



    Other nonrecurring expense in 1996 includes the allocation to the Company of charges recorded by Culbro in connection with the termination of a management long-term incentive compensation plan which was based on Culbro's stock price, and the acceleration of the vesting of benefits under the plan, in anticipation of the expected Offering. Additionally, the other nonrecurring expense item includes accruals for severance and related expenses in connection with a headcount reduction at the Culbro corporate office. The Company's allocable share of these expenses was determined substantially on the same basis as the allocation of Culbro's general and administrative expenses referred to in Note 5 and is considered to be reasonable.


GAIN ON INSURANCE SETTLEMENT

    The gain on insurance settlement in the 1995 statement of operations reflects the settlement of a property insurance claim related to a 1994 fire that destroyed an administration and warehouse facility

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

11. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION (CONTINUED) owned and operated by General Cigar. The gain reflected total proceeds of $2.7 million less the book value of the destroyed building.

OTHER NONOPERATING INCOME (EXPENSE)

    Other nonoperating income (expense) includes principally the net results of leasing activity in the 387 PAS office building. In 1995, the net expense included a breakup fee paid and certain other expenses incurred by General Cigar to terminate a proposed agreement to sell approximately fifty percent of its business.

INVENTORIES

    Inventories consists of:


                                                                    DECEMBER 2,  NOVEMBER 30,
                                                                       1995          1996
                                                                    -----------  ------------
                                                                     (DOLLARS IN THOUSANDS)
Raw materials and supplies........................................   $  30,640    $   43,704
Work-in-process...................................................       2,633         4,529
Finished goods....................................................       4,570         5,469
                                                                    -----------  ------------
                                                                     $  37,843    $   53,702
                                                                    -----------  ------------
                                                                    -----------  ------------


PROPERTY AND EQUIPMENT

    Property and equipment consist of:


                                                 DECEMBER 2,  NOVEMBER 30,     ESTIMATED
                                                    1995          1996        USEFUL LIVES
                                                 -----------  ------------  ----------------
                                                  (DOLLARS IN THOUSANDS)
Land...........................................   $   2,542    $    2,534
Buildings and improvements.....................      54,592        58,225     10 to 40 years
Machinery and equipment........................      27,830        33,470       3 to 7 years
                                                 -----------  ------------
                                                     84,964        94,229
Accumulated depreciation.......................     (38,472)      (41,722)
                                                 -----------  ------------
                                                  $  46,492    $   52,507
                                                 -----------  ------------
                                                 -----------  ------------



    Included in land and buildings is the Company's New York City headquarters building, which had a cost of $39.5 million and accumulated depreciation of $10.0 million at November 30, 1996.



    Total depreciation expense was $3.2 million, $3.5 million and $3.7 million for 1994, 1995, and 1996, respectively.


ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


    Accounts payable and accrued liabilities include trade payables of $8.0 million and $11.5 million for 1995 and 1996, respectively, accrued salaries, wages and other compensation of $5.8 million and $4.5 million for 1995 and 1996, respectively, and other accrued liabilities of $7.0 million and $6.8 million for 1995 and 1996, respectively, primarily accrued workers compensation and general liability insurance.

                          GENERAL CIGAR HOLDINGS, INC.
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

11.  SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION (CONTINUED)
SUPPLEMENTAL CASH FLOW INFORMATION


    Tax payments were made by Culbro on behalf of the Company. General Cigar has been included in Culbro's consolidated federal income tax returns (see Note 6). Accordingly, tax payments made by Culbro are reflected in net transactions with Culbro on the combined statement of cash flows. Interest paid by the Company was $0.6 million, $1.0 million and $1.0 million for 1994, 1995 and 1996, respectively.


12.  BUSINESS SEGMENT INFORMATION


    The Company's operations are conducted within one business segment comprising the manufacturing and marketing of cigars, sold primarily in the United States, and related activities including the distribution of lighters, and the operation of a cigar bar. The Company's export sales are not material.


13.  COMMITMENTS AND CONTINGENCIES

    A portion of the insurance claims related to the loss of an administration and warehouse facility owned and operated by General Cigar was settled in 1995 (see Note 11), but certain claims remain outstanding. The amounts, if any, for which these claims will be settled cannot be evaluated at this time.


    In connection with the sale of a former subsidiary by Culbro, the Company remains liable on a machinery lease obligation of approximately $3.0 million assumed by the purchaser of that former subsidiary.



    At November 30, 1996 the Company has entered into firm commitments for capital expenditures of approximately $5.7 million for the expansion of its manufacturing and distribution facilities and the addition of machinery and equipment.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors
of Culbro Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Villazon & Company, Inc. and Subsidiary at December 31, 1995 and at October 31, 1996, and the results of their operations and their cash flows for years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As disclosed in the consolidated financial statements, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PRICE WATERHOUSE LLP

Tampa, Florida

December 20, 1996

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                                       DECEMBER 31,  OCTOBER 31,
                                                                                           1995          1996
                                                                                       ------------  ------------
ASSETS
Current assets:
  Cash and cash equivalents..........................................................   $5,132,784   $  9,121,536
  Accounts receivable:
    Trade--less allowance for uncollectible accounts of $3,477 and $0................    3,951,477      6,372,234
    Related party receivables........................................................       17,587        411,300
    Insurance claim receivable.......................................................      104,110             --
    Inventories......................................................................    4,053,521      4,220,111
    Advances to suppliers............................................................           --        593,949
    Prepaid expenses.................................................................      203,607        260,106
                                                                                       ------------  ------------
      Total current assets...........................................................   13,463,086     20,979,236
Cash surrender value of insurance on lives of officers, net of policy loans of
  $55,027 and $0.....................................................................      867,186      1,084,949
Available-for-sale securities........................................................       41,121         46,261
Property, plant and equipment, net...................................................      996,658        926,744
Trademarks, at cost, less amortization of $38,886, and $33,139.......................       99,736        151,504
                                                                                       ------------  ------------
      Total assets...................................................................   $15,467,787  $ 23,188,694
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Debt due within one year...........................................................   $  479,736   $    194,590
  Accounts payable...................................................................    1,247,268      1,323,496
  Related party payables.............................................................       12,662      1,287,223
  Income taxes payable...............................................................       34,303        175,978
  Accrued liabilities:
    Bonuses, vacation, salaries and wages............................................      196,294        428,543
    Contribution to profit-sharing plan..............................................      224,099        186,749
    Other............................................................................        1,423         72,743
                                                                                       ------------  ------------
      Total current liabilities......................................................    2,195,785      3,669,322
                                                                                       ------------  ------------
Excess of fair market value over cost of net assets acquired.........................      170,635        161,747
Long-term debt.......................................................................    3,267,205      5,396,729
Minority interest....................................................................      290,636        344,765
                                                                                       ------------  ------------
      Total liabilities..............................................................    5,924,261      9,572,563
                                                                                       ------------  ------------
Commitments and contingencies (Notes 8, 9 and 11)....................................           --             --

Stockholders' equity:
  Common stock, $50 par value: authorized 10,000 shares; issued and outstanding 4,264
    shares...........................................................................      213,200        213,200
  Capital in excess of par value.....................................................      223,659        223,659
  Unrealized gains on securities.....................................................       41,121         46,261
  Retained earnings..................................................................    9,065,546     13,133,011
                                                                                       ------------  ------------
      Total stockholders' equity.....................................................    9,543,526     13,616,131
                                                                                       ------------  ------------
      Total liabilities and stockholders' equity.....................................   $15,467,787  $ 23,188,694
                                                                                       ------------  ------------
                                                                                       ------------  ------------

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                               YEAR ENDED            TEN MONTHS
                                                                              DECEMBER 31,              ENDED
                                                                      ----------------------------   OCTOBER 31,
                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
Net sales...........................................................  $  22,464,641  $  27,241,820  $  34,674,257
                                                                      -------------  -------------  -------------
Costs and expenses:
  Cost of sales.....................................................     14,184,218     17,030,427     20,785,924
  Selling, general and administrative...............................      4,656,384      5,102,164      4,607,815
                                                                      -------------  -------------  -------------
                                                                         18,840,602     22,132,591     25,393,739
                                                                      -------------  -------------  -------------
Operating income....................................................      3,624,039      5,109,229      9,280,518
                                                                      -------------  -------------  -------------
Other income (expense):
  Interest income...................................................         32,222        135,937        172,823
  Interest expense..................................................       (279,817)      (455,815)      (475,384)
  Other.............................................................         60,276         41,224         94,524
                                                                      -------------  -------------  -------------
                                                                           (187,319)      (278,654)      (208,037)
                                                                      -------------  -------------  -------------
Income from continuing operations before income taxes and minority
  interest..........................................................      3,436,720      4,830,575      9,072,481
                                                                      -------------  -------------  -------------
Income taxes:
  Current...........................................................         89,758        129,220        276,160
  Deferred..........................................................         (3,987)         7,643             --
                                                                      -------------  -------------  -------------
Total income taxes..................................................         85,771        136,863        276,160
                                                                      -------------  -------------  -------------
Income before minority interest in earnings.........................      3,350,949      4,693,712      8,796,321
Minority interest share of earnings of consolidated subsidiary......        (16,172)       (32,652)       (54,129)
                                                                      -------------  -------------  -------------
Net income..........................................................  $   3,334,777  $   4,661,060  $   8,742,192
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
Earnings per share..................................................  $      782.08  $    1,093.12  $    2,050.23
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                    YEARS ENDED DECEMBER 31, 1994 AND 1995,

                     AND TEN MONTHS ENDED OCTOBER 31, 1996

                                                     COMMON STOCK        CAPITAL IN                                  TOTAL
                                                -----------------------  EXCESS OF   UNREALIZED     RETAINED     STOCKHOLDERS'
                                                  SHARES       AMOUNT    PAR VALUE      GAINS       EARNINGS        EQUITY
                                                -----------  ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1993..................       4,264   $  213,200  $  223,659   $      --   $   5,685,093  $   6,121,952
  Net income for the year 1994................                                                        3,334,777      3,334,777
  Distributions to stockholders...............                                                       (1,314,685)    (1,314,685)
                                                     -----   ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1994..................       4,264      213,200     223,659                   7,705,185      8,142,044
  Change in unrealized gains on
    available-for-sale securities.............                                           41,121                         41,121
  Net income for the year 1995................                                                        4,661,060      4,661,060
  Distributions to stockholders...............                                                       (3,300,699)    (3,300,699)
                                                     -----   ----------  ----------  -----------  -------------  -------------
Balance at December 31, 1995..................       4,264      213,200     223,659      41,121       9,065,546      9,543,526
  Change in unrealized gains on
    available-for-sale securities.............                                            5,140                          5,140
  Net income for the ten months ended October
    31, 1996..................................                                                        8,742,192      8,742,192
  Distributions to stockholders...............                                                       (4,674,727)    (4,674,727)
                                                     -----   ----------  ----------  -----------  -------------  -------------
Balance at October 31, 1996...................       4,264   $  213,200  $  223,659   $  46,261   $  13,133,011  $  13,616,131
                                                     -----   ----------  ----------  -----------  -------------  -------------
                                                     -----   ----------  ----------  -----------  -------------  -------------

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      YEAR ENDED           TEN MONTHS
                                                                                     DECEMBER 31,            ENDED
                                                                              --------------------------  OCTOBER 31,
                                                                                  1994          1995          1996
                                                                              ------------  ------------  ------------
OPERATING ACTIVITIES:
Net income..................................................................  $  3,334,777  $  4,661,060  $  8,742,192
Adjustments to reconcile net income to net cash provided by operating activities:
  Gain on sale of assets....................................................       (21,000)           --            --
  Depreciation and amortization.............................................       123,370       143,910       144,840
  Provision for deferred income taxes.......................................        (3,987)        7,643            --
  Minority interest in earnings.............................................        16,172        32,652        54,129
  Changes in operating assets and liabilities:
    (Increase) decrease in assets:
    Accounts receivable--trade..............................................      (535,237)     (575,468)   (2,420,757)
    Accounts receivable--related parties....................................        24,650        (2,586)     (393,713)
    Insurance claims receivable.............................................            --      (104,110)      104,110
    Inventories.............................................................     1,052,671       136,697      (166,590)
    Advances to suppliers...................................................            --            --      (593,949)
    Prepaid expenses........................................................        56,153       (54,300)      (56,499)
    Trademarks..............................................................       (29,296)      (34,069)      (60,764)
  Increase (decrease) in liabilities:
    Accounts payable........................................................       306,319       178,439        76,228
    Related party payables..................................................      (690,458)      (77,500)    1,274,561
    Income taxes payable....................................................        10,989         9,346       141,675
    Accrued liabilities.....................................................        (8,484)       16,198       266,219
                                                                              ------------  ------------  ------------
Net cash provided by operating activities...................................     3,636,639     4,337,912     7,111,682
                                                                              ------------  ------------  ------------

INVESTING ACTIVITIES:
Decrease (increase) in cash surrender value of insurance on lives of
  officers..................................................................        96,546       (51,655)     (217,763)
Purchase of property, plant and equipment...................................       (46,290)     (558,320)      (74,818)
Proceeds from sale of property, plant and equipment.........................        21,000            --            --
                                                                              ------------  ------------  ------------
Net cash provided by (used in) investing activities.........................        71,256      (609,975)     (292,581)
                                                                              ------------  ------------  ------------

FINANCING ACTIVITIES:
Net payments on related party debt..........................................        (9,219)      (45,334)     (285,146)
Net proceeds from long-term debt............................................       367,844       686,052     2,129,524
Distributions to stockholders...............................................    (1,314,685)   (3,300,699)   (4,674,727)
                                                                              ------------  ------------  ------------
Net cash used by financing activities.......................................      (956,060)   (2,659,981)   (2,830,349)
                                                                              ------------  ------------  ------------

Net increase in cash........................................................     2,751,835     1,067,956     3,988,752
Cash and cash equivalents at beginning of year..............................     1,312,993     4,064,828     5,132,784
                                                                              ------------  ------------  ------------
Cash and cash equivalents at end of year....................................  $  4,064,828  $  5,132,784  $  9,121,536
                                                                              ------------  ------------  ------------
                                                                              ------------  ------------  ------------

SUPPLEMENTAL DISCLOSURES:
Cash paid for income taxes..................................................  $     67,217  $    121,228  $    133,168
                                                                              ------------  ------------  ------------
                                                                              ------------  ------------  ------------
Cash paid for interest......................................................  $    278,395  $    455,770  $    434,704
                                                                              ------------  ------------  ------------
                                                                              ------------  ------------  ------------

NONCASH INVESTING AND FINANCING ACTIVITIES:
Available-for-sale securities received as a result of demutualization of
  insurance company.........................................................  $         --  $     41,121  $      5,140
                                                                              ------------  ------------  ------------
                                                                              ------------  ------------  ------------

        The accompanying Notes to Consolidated Financial Statements are an integral part of these financial statements.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    Villazon & Company, Inc. (the "Company") is a Florida corporation based in Tampa, Florida. The Company manufactures and sells cigars and related products. The manufacturing operations are located in Tampa, Florida. The distribution operations are based in Upper Saddle River, New Jersey. The principal markets for the Company are within the United States. Approximately 80% of the labor force is covered by a collective bargaining agreement which expires in March 1997.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of the Company and its majority-owned (79.01%) subsidiary, James B. Russell, Inc. ("JBR"), a New Jersey corporation based in Upper Saddle River, New Jersey. All material intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on deposit in time deposit accounts which mature within 90 days of purchase.

INVENTORIES

    Supplies, work in process and finished goods are valued at the lower of cost (using the first-in, first-out method) or market. Leaf tobacco is valued at the lower of cost (using the specific identification method) or market.

    Leaf tobacco includes tobacco in the process of aging, a substantial amount of which may not be used within one year. It is industry practice to include such inventories as current assets. Leaf tobacco also includes tobacco in bond which is subject to customs duties upon withdrawal from bond. Following industry practice, the Company does not include such duties in inventories until paid.

AVAILABLE-FOR-SALE SECURITIES

    Management determines the appropriate classification of securities at the time of acquisition and re-evaluates such designation as of each balance sheet date. Marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. Available-for-sale securities at December 31, 1995, and October 31, 1996 are equity securities in an insurance company issued at the time of conversion from a mutual to a stock company with zero cost basis and estimated fair value of $41,121 and $46,261, respectively.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost and depreciated using accelerated methods. Maintenance and repairs are charged to expense as incurred.

TRADEMARKS

    Trademarks consist of registered tradenames of cigars or other tobacco brands, and are initially capitalized at acquisition cost. Costs associated with renewal of trademark registrations are also capitalized. Trademarks are being amortized on a straight line basis over 5 to 15 years. Related amortization expense of $4,343, $10,339 and $8,996 for the years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996, respectively, is included in selling, general and administrative expenses.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EXCESS OF FAIR MARKET VALUE OVER THE COST OF NET ASSETS ACQUIRED

    The excess of the fair market value over the cost of net assets acquired (negative goodwill) resulted from the acquisition of certain JBR stock and is being amortized on the straight-line basis over 20 years. The related amortization of $10,665, $10,665 and $8,888 for the years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996, respectively, is included as a reduction of selling, general and administrative expenses.

REVENUE RECOGNITION

    Sales and the related costs of sales are recognized primarily upon shipment of products. Excise taxes for the years ended December 31, 1994 and 1995, and for the ten months ended October 31, 1996, were approximately $1,005,000, $1,149,000 and $1,232,000, respectively, and are included in net sales and cost of sales in the consolidated statements of income.

EARNINGS PER SHARE

    Earnings per share of common stock is computed by dividing net income by the weighted average number of common shares outstanding during the period. Primary and fully diluted earnings per share are equivalent.

ESTIMATES

    Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from the estimates.

FINANCIAL INSTRUMENTS

    The Company's financial instruments include cash and cash equivalents, accounts receivable, advances to suppliers, cash surrender value of insurance on lives of officers, available-for-sale securities, notes payable, accounts payable and long-term debt. In the opinion of management, the carrying amount of these financial instruments approximates their fair value.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. The Company historically has had no material losses on its accounts receivable from customers in excess of allowances provided. The Company's two largest customers accounted for approximately $3,516,139 (16%) and $3,136,208 (14%), $4,048,250
(15%) and $3,633,613 (13%), and $7,292,041 (21%) and $3,848,001 (11%) of net
sales for the years ended December 31, 1994 and 1995, and for the ten months ended October 31, 1996, respectively.

3. INVENTORIES

    Inventories consist of the following:

                                                                   DECEMBER 31,  OCTOBER 31,
                                                                       1995          1996
                                                                   ------------  ------------
Leaf tobacco.....................................................   $  502,959   $    917,842
Work in process..................................................      899,229      1,010,458
Finished goods...................................................    2,218,363      1,832,677
Supplies.........................................................      432,970        459,134
                                                                   ------------  ------------
                                                                    $4,053,521   $  4,220,111
                                                                   ------------  ------------
                                                                   ------------  ------------

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. ADVANCES TO SUPPLIERS

    Advances to suppliers at October 31, 1996 consist of the following:

Advances to tobacco grower........................................  $ 390,000
Advances--other...................................................    203,949
                                                                    ---------
                                                                    $ 593,949
                                                                    ---------
                                                                    ---------

    During 1996, the Company, under a three year verbal agreement with a tobacco supplier, advanced $390,000 to finance the growing, harvesting, curing and sorting of tobacco. The Company will be reimbursed for its advances from annual proceeds from the sale of crop. In addition, annual net income, if any, of the supplier during the term of the arrangement will be divided equally between the supplier and the financiers of the tobacco growing venture. The Company will have the right of first refusal to purchase its proportionate share of tobacco grown during the term of the arrangement. The Company is at risk for potential crop loss. As of October 31, 1996, no tobacco has been purchased by the Company from the supplier.

    The Company has also advanced approximately $204,000 to two tobacco suppliers in South America and Mexico during 1996 as a deposit on future purchases.

5. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment and related accumulated depreciation and amortization of capital leases are summarized as follows:

                                                                  DECEMBER 31,    OCTOBER 31,
                                                                      1995           1996
                                                                  -------------  -------------
Land............................................................  $      51,526  $      51,526
Buildings and improvements......................................        434,145        434,145
Machinery and equipment.........................................        555,244        550,960
Transportation equipment........................................        543,423        543,423
Office furniture and equipment..................................        489,576        518,694
Leasehold improvements..........................................        205,752        201,130
Ground lease rights.............................................        132,214        132,214
                                                                  -------------  -------------
                                                                      2,411,880      2,432,092
Less accumulated depreciation...................................     (1,415,222)    (1,505,348)
                                                                  -------------  -------------
                                                                  $     996,658  $     926,744
                                                                  -------------  -------------
                                                                  -------------  -------------

    Depreciation is determined on the straight-line and accelerated methods using estimated useful lives as follows:

                                                                5--31 1/2
Buildings and improvements....................................  years
Machinery and equipment.......................................  4--15 years
Transportation equipment......................................  3--12 years
Office furniture and equipment................................  5--10 years
Leasehold improvements........................................  5--10 years

    Ground lease rights, including land and building, were acquired in a 1980 acquisition of a cigar company with 72 years of the original 99 year lease term remaining. The portion of the purchase price related to the building is included in buildings and improvements above. The lease rights related to the land are amortized based on the straight-line method over the remaining life of the lease which is 72 years.

    Depreciation expense was $129,692 and $144,236 in 1994 and 1995, respectively and $144,732 for the ten months ended October 31, 1996.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. DEBT

                                                                                       DECEMBER 31,  OCTOBER 31,
                                                                                           1995          1996
                                                                                       ------------  ------------
Prime plus 1/2% (8.75% at October 31, 1996) unsecured demand notes payable to related
  parties............................................................................   $  461,352   $    182,649
Prime plus 1/2% (8.75% at October 31, 1996) unsecured notes payable to officers and
  stockholders, due in 1999 or payable 13 months after notice........................    3,256,370      5,394,043
12.07% capital lease obligation on vehicles due $1,203 per month through 1997........       18,685          9,165
10.38% capital lease obligation on UPS manifest system, due $1,912 per quarter
  through 1997.......................................................................       10,534          5,462
                                                                                       ------------  ------------
                                                                                         3,746,941      5,591,319
Less amount due within one year......................................................     (479,736)      (194,590)
                                                                                       ------------  ------------
Long-term debt due after one year....................................................   $3,267,205   $  5,396,729
                                                                                       ------------  ------------
                                                                                       ------------  ------------

Total interest expense to related parties was $267,634 in 1994, $445,180 in 1995 and $469,569 for the ten months ended October 31, 1996.

    The maturities of long-term debt at October 31, 1996 are as follows:

1997............................................................  $ 194,590
1998............................................................         --
1999............................................................  5,396,729
                                                                  ---------
                                                                  $5,591,319
                                                                  ---------
                                                                  ---------

7. RELATED PARTY TRANSACTIONS

    The Company has had transactions in the normal course of business with various other corporations, certain of whose directors or officers are also directors of the Company.

HATSA

    Certain stockholders of the Company hold a 45% interest in Honduras American Tabaco, S.A. ("HATSA"). The Company purchases cigars, boxes and tobacco leaf from HATSA, and the Company sells tobacco and other supplies purchased from third parties to HATSA. Purchases and sales are netted, resulting in a net receivable or payable to HATSA. The net receivable (payable) was approximately $17,587 at December 31, 1995 and ($1,287,223) at October 31, 1996. Payments to
HATSA are made when requested by HATSA. Approximately $5,668,000 in purchases were made in 1994, $7,450,000 in 1995 and $9,637,000 as of October 31, 1996, and
approximately $1,590,000 in sales were made in 1994, $2,141,000 in 1995 and $2,618,000 as of October 31, 1996.

NATSA

    Nicaragua American Tabaco, S.A. ("NATSA") was formed in 1996 and is owned by parties related to the Company including a minority stockholder and an employee. The Company began purchasing cigars from NATSA in 1996 and, at October 31, 1996, is the only customer. The Company has advanced money to NATSA for future purchases and sells tobacco purchased from other suppliers to NATSA, resulting in a net receivable from NATSA of approximately $411,300.

MANUFACTURERS BANK

    Certain stockholders and members of the Company's Board of Directors are also stockholders and members of the Board of Directors of The Manufacturers Bank of Florida. The Company uses banking

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. RELATED PARTY TRANSACTIONS (CONTINUED) services provided by and purchases certificates of deposit issued by The Manufacturers Bank of Florida. Fees paid to The Manufacturers Bank of Florida were immaterial.

TINDER BOX INTERNATIONAL

    A major stockholder of the Company owns 37.5% of Tinder Box International, Ltd. ("TBI"). In August 1989, the Company entered into a ten-year license agreement with TBI which provides the Company the right to sell and distribute specialized products. In consideration of the license granted, the Company remits a royalty to TBI based on a percentage of net sales of the products sold under the license. The license agreement provides for a 6% royalty percentage which will increase to 7% or 8% if related sales during any twelve-month period exceed $3,000,000 or $5,000,000, respectively. Prior to 1994, the license agreement was verbally amended to reduce the royalty percentage to 3% on sales $3,000,000 and less. Royalty expense for the years ended December 31, 1994 and 1995 was approximately $37,000 and $43,000, respectively, and was $51,000 for the ten months ended October 31, 1996 (at 3% of the related sales).

    The terms of the license agreement also contain certain covenants whereby at the option of the licensee or licensor, the license agreement may be terminated. These terms include the sale of majority ownership of the Company or a sale of all or a substantial portion of the Company's stock. Additionally, the Company has agreed that if TBI is sold, the Company will terminate its ownership of Tinderbox Wholesale Division which was originally purchased from TBI. TBI shall purchase all of the Company's inventories of Tinder Box Products, at licensee's cost, and all of the equipment, fixtures and supplies which the Company purchased from TBI at the lesser of market value or depreciated cost.

OTHER

    Rentals paid to related parties were approximately $302,500 in 1994 and 1995, and $246,500 for the ten months ended October 31, 1996. See Note 11 for related party leases.

    See Note 6 for related party debt.

8. STOCK PURCHASE AGREEMENT AND PROPOSED SALE

    Under an agreement between the Company and its stockholders, any stockholder desiring to pledge, encumber or otherwise dispose of his stock in the Company during his lifetime shall first obtain the written consent of the Company and the stockholders. Stock may be sold, however, if the stock is first offered to the Company and the nonselling stockholders at the same price and on the same terms and conditions as those offered to the third party. The offered shares may be sold to any other person if both the Company and the remaining stockholders do not exercise their rights. Under terms of the agreement, the purchase price of each share of stock purchased in a transfer upon death shall be $3,517.82 unless redetermined by agreement of the Company and the stockholders.

    The stock purchase agreement also calls for the Company to maintain life insurance policies to insure or partially insure its obligations under the agreement. Additionally, in the event a stockholder sells all of his stock in the Company, the stockholder shall have the right to purchase from the Company the insurance policies on his life for a price equal to the cash surrender value and accumulated dividends, less the balance of any outstanding loans.

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. EMPLOYEE BENEFITS

    All factory employees are participants in the Cigar Makers' Union Local 533, Retail, Wholesale and Department Store Union Plan which is a multi-employer defined benefit plan. The Company's contribution is based on the rate of $0.70 per hour for the first 40 hours per week per employee in 1994, 1995 and 1996. Under the Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, an employer is liable for a proportionate part of the plan's unfunded vested benefits. The relative position of each employer with respect to actuarial present value of accumulated benefits and net assets available for benefits, however, is not available to the Company.

    Profit-sharing plans cover nonunion employees who meet certain eligibility requirements. The plans are funded by discretionary contributions from the Company and JBR. Contributions to the profit-sharing plans were $216,584 and $224,099 in 1994 and 1995, respectively, and $186,749 for the ten months ended October 31, 1996.

    The expenses of these plans are as follows:

                                                                                     YEAR ENDED        TEN MONTHS
                                                                                    DECEMBER 31,          ENDED
                                                                               ----------------------  OCTOBER 31,
                                                                                  1994        1995        1996
                                                                               ----------  ----------  -----------
Union plan charge to cost of sales...........................................  $  128,976  $  143,234   $ 117,000
Profit-sharing plan charged to selling, general and administrative
  expenses...................................................................     216,584     224,099     186,749
                                                                               ----------  ----------  -----------
                                                                               $  345,560  $  367,333   $ 303,749
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

10. INCOME TAXES

    The Company has elected by unanimous consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company generally does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. Certain states do not recognize the Subchapter S election and, accordingly, require the payment of taxes by the Company.

    JBR is subject to income tax under Subchapter C of the Internal Revenue Code. No significant differences exist between book and taxable income and, accordingly, JBR's effective tax rate approximates the combined state and federal statutory rate.

    The provision (benefit) for income taxes for the years ended December 31, 1994 and 1995, respectively, and the ten months ended October 31, 1996 consisted of the following:

                                                                                    TEN MONTHS
                                                                  YEARS ENDED         ENDED
                                                                 DECEMBER 31,        OCTOBER
                                                             ---------------------     31,
                                                               1994        1995        1996
                                                             ---------  ----------  ----------
Current:
  Federal..................................................  $  43,716  $   62,107  $  142,307
  State....................................................     46,042      67,113     133,853
Deferred...................................................     (3,987)      7,643          --
                                                             ---------  ----------  ----------
                                                             $  85,771  $  136,863  $  276,160
                                                             ---------  ----------  ----------
                                                             ---------  ----------  ----------

                    VILLAZON & COMPANY, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company occupies premises in Upper Saddle River, New Jersey. The building is owned by Glordiane Realty, a partnership of the principals of the Company. A ten year lease, effective December 1, 1984, provided for rent of approximately $24,000 per month effective July 1, 1985 plus a proportionate share of any increase in realty taxes and expenses. The lease was renewed for an additional five years under the same terms and conditions as of December 1, 1994 and expires on December 1, 1999.

    Future minimum rental commitments for all noncancelable operating leases are as follows:

 YEAR ENDING
DECEMBER 31,                                                                          TOTAL
----------------------------------------------------------------------------------  ----------
1997..............................................................................  $  314,500
1998..............................................................................     292,500
1999..............................................................................     292,500

LITIGATION

    The Company is party to litigation in the normal course of business. While the result of litigation cannot be predicted with certainty, the Company believes that the final outcome of all litigation will not have a material adverse effect on the Company's consolidated financial condition.

ENVIRONMENTAL CLAIM

    In May 1995, the Company and other parties were notified by the Metropolitan Dade Environmental Resource Management Office of alleged environmental contamination on a parcel of land of which Villazon is a lessee/sub-lessor. The Company contends that they are not the cause of the contamination at this site. The ultimate resolution of this matter is not known at this time.

12. SUBSEQUENT EVENT

    On November 25, 1996, the Company entered into a preliminary agreement to sell substantially all of the assets of the Company to General Cigar Co., Inc. The purchase agreement and related terms have not been finalized.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Directors of
Culbro Corporation


In our opinion, the accompanying balance sheets and the related statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Honduras American Tabaco, S.A. de C.V. at December 31, 1995, and October 31, 1996 and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 and the ten months ended October 31, 1996 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


As discussed in the financial statements, the Company has extensive transactions and relationships with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PRICE WATERHOUSE

Tegucigalpa, Honduras
December 20, 1996

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

                                 BALANCE SHEETS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                                       DECEMBER 31,  OCTOBER 31,
                                                                                           1995          1996
                                                                                       ------------  ------------
ASSETS
CURRENT ASSETS
  Cash...............................................................................   $  611,512   $    579,423
  Accounts receivable--trade.........................................................      115,314        110,712
  Related party receivables..........................................................           --      1,287,823
  Inventories........................................................................    3,670,742      4,296,294
  Prepaid expenses...................................................................       14,424         47,365
                                                                                       ------------  ------------
    Total current assets.............................................................    4,411,992      6,321,617

  Property, plant and equipment, net.................................................      395,808        561,381
  Other assets.......................................................................        6,000          6,000
                                                                                       ------------  ------------
    Total assets.....................................................................   $4,813,800   $  6,888,998
                                                                                       ------------  ------------
                                                                                       ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued liabilities...........................................   $   83,020   $    678,877
  Related party payables.............................................................      280,623        102,237
  Dividends payable..................................................................           --        374,960
                                                                                       ------------  ------------
    Total current liabilities........................................................      363,643      1,156,074
                                                                                       ------------  ------------
Commitments (Note 9).................................................................           --             --

STOCKHOLDERS' EQUITY
  Common stock.......................................................................    2,105,328      2,105,328
  Retained earnings..................................................................    2,344,829      3,627,596
                                                                                       ------------  ------------
    Total stockholders' equity.......................................................    4,450,157      5,732,924
                                                                                       ------------  ------------
    Total liabilities and stockholders' equity.......................................   $4,813,800   $  6,888,998
                                                                                       ------------  ------------
                                                                                       ------------  ------------

      The accompanying notes to financial statements are an integral part of these financial statements.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                                YEAR ENDED            TEN MONTHS
                                                                               DECEMBER 31,              ENDED
                                                                        ---------------------------   OCTOBER 31,
                                                                            1994          1995           1996
                                                                        ------------  -------------  -------------
Net sales.............................................................  $  5,832,953  $   7,282,830  $  10,197,501
                                                                        ------------  -------------  -------------
Cost and expenses
  Cost of goods sold..................................................     3,818,682      5,249,450      6,758,968
  Administrative expenses.............................................       168,099        202,965        214,444
                                                                        ------------  -------------  -------------
Operating profit......................................................     1,846,172      1,830,415      3,224,089
Other income (expense)................................................         9,048         (2,045)       (35,490)
Foreign currency losses...............................................      (344,818)      (337,799)       (54,643)
                                                                        ------------  -------------  -------------
Net income............................................................     1,510,402      1,490,571      3,133,956
Retained earnings--beginning of the period............................     1,562,881      2,302,035      2,344,829
Distribution to stockholders..........................................      (771,248)    (1,447,777)    (1,851,189)
                                                                        ------------  -------------  -------------
Retained earnings--end of the period..................................  $  2,302,035  $   2,344,829  $   3,627,596
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------
Earnings per share....................................................  $       7.55  $        7.45  $       15.67
                                                                        ------------  -------------  -------------
                                                                        ------------  -------------  -------------

      The accompanying notes to financial statements are an integral part of these financial statements.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

                            STATEMENTS OF CASH FLOWS

                          (EXPRESSED IN U.S. DOLLARS)

                                                                                YEAR ENDED            TEN MONTHS
                                                                               DECEMBER 31,              ENDED
                                                                       ----------------------------   OCTOBER 31,
                                                                           1994           1995           1996
                                                                       -------------  -------------  -------------
OPERATING ACTIVITIES:
  Net income.........................................................  $   1,510,402  $   1,490,571  $   3,133,956
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation.......................................................         78,900         78,359         72,991
Changes in operating assets and liabilities:
  (Increase) decrease in assets:
    Accounts receivable--trade.......................................         66,124        (32,426)         4,602
    Related party receivables........................................        930,820         77,500     (1,287,823)
    Inventories......................................................       (840,352)      (608,206)      (625,552)
    Prepaid expenses.................................................          7,503         (4,485)       (32,941)
  Increase (decrease) in liabilities:
    Related party payables...........................................         23,050        107,438       (178,386)
    Accounts payable and accrued liabilities.........................       (248,452)       (38,105)       595,857
                                                                       -------------  -------------  -------------
Net cash provided by operating activities............................      1,527,995      1,070,646      1,682,704
                                                                       -------------  -------------  -------------
INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..........................       (290,381)       (76,672)      (238,564)
                                                                       -------------  -------------  -------------
Net cash used in investing activities................................       (290,381)       (76,672)      (238,564)
                                                                       -------------  -------------  -------------
FINANCING ACTIVITIES:
  Paid in capital....................................................             --        475,698             --
  Distributions to stockholders......................................       (771,248)    (1,447,777)    (1,476,229)
                                                                       -------------  -------------  -------------
Net cash used in financing activities................................       (771,248)      (972,079)    (1,476,229)
                                                                       -------------  -------------  -------------
Net (decrease) increase in cash......................................        466,366         21,895        (32,089)
Cash at beginning of the period......................................        123,251        589,617        611,512
                                                                       -------------  -------------  -------------
Cash at end of the period............................................  $     589,617  $     611,512  $     579,423
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

      The accompanying notes to financial statements are an integral part of these financial statements.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    Honduras American Tabaco, S.A. de C.V. (the "Company") manufactures and sells cigars and related tobacco products. The Company sells approximately 95% of its production to Villazon & Company, Inc., a related party company located in the United States.

    The Company's maximum authorized fully paid common stock is L 10,000,000 (Honduran Lempiras (L)) (equivalent to $2,105,328 at October 31, 1996) represented by 200,000 shares of par value L 50 each.

2. SIGNIFICANT ACCOUNTING POLICIES

    A summary of significant accounting policies adopted by the Company, in accordance with generally accepted accounting principles in the United States, are summarized as follows:

TRANSLATION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

    The Company's records are maintained in Honduran Lempiras (L), consequently a translation into U.S. dollars has been applied to the local currency prepared financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." The U.S. dollar has been established as the functional currency for purposes of the translation. Monetary assets and liabilities are translated at year-end exchange rates and non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and cost of product sales which are translated at historical rates. Gains and losses from changes in exchange rates are recognized in income in the year of occurrence.

INVENTORIES

    Supplies, work in process and finished goods are stated at the lower of cost or market using the first-in, first-out method. Leaf tobacco is valued at the lower of cost or market using the specific identification method. Leaf tobacco includes tobacco in the process of aging, a substantial amount of which may not be used within one year. It is industry practice to include such inventories as current assets.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Depreciation is determined on a straight-line basis over the estimated useful asset lives for financial statement reporting purposes. Expenditures for maintenance and repairs are charged to expense when incurred.

REVENUE RECOGNITION

    Sales and the related costs of sales are recognized primarily upon shipment of products. Sales are presented net of goods returned by customers.

EARNINGS PER SHARE

    Earnings per share of common stock is computed by dividing net income by the number of common shares outstanding during the period.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ESTIMATES

    Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from the estimates.

FINANCIAL INSTRUMENTS

    The Company's financial instruments include cash, accounts receivable and accounts payable. In the opinion of management, the carrying amount of these financial instruments approximates their fair value.

CONCENTRATION OF CREDIT RISKS

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. The Company historically has had no material losses on its accounts receivable in excess of allowances provided. The Company's largest customer is Villazon & Company, Inc. which accounted for approximately 92%, 95% and 92% of net sales for the years ended December 31, 1994, 1995 and the ten months ended October 31, 1996, respectively.

SEVERANCE COMPENSATION

    Accrued severance compensation for employees under the terms of the Honduran Labor Code may be payable to them in the event of dismissal. A definite liability in this respect exists at October 31, 1996 in the amount of $147,038. This amount is included in the accounts payable and accrued liabilities balance. It is the Company's policy to pay this compensation to its employees regardless of dismissal events at year-end.

ADJUSTMENTS AND RECLASSIFICATIONS

    Certain adjustments and reclassifications in the financial statements have been made to comply with accounting principles generally accepted in the United States.

3. INVENTORIES

    Inventories consist of the following:

                                                                        1995          1996
                                                                    ------------  ------------
Leaf tobacco......................................................  $  2,747,267  $  2,646,532
Work in process...................................................            --        38,143
Finished goods....................................................            --       293,022
Supplies..........................................................       914,982     1,031,464
Leaf tobacco in transit...........................................            --       241,165
Goods in transit..................................................         8,493        45,968
                                                                    ------------  ------------
                                                                    $  3,670,742  $  4,296,294
                                                                    ------------  ------------
                                                                    ------------  ------------

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment and related accumulated depreciation are summarized as follows:

                                                                        1995          1996
                                                                    ------------  ------------
Land..............................................................  $     36,595  $    157,835
Building and improvements.........................................       422,731       451,427
Machinery and equipment...........................................       486,496       564,702
Transportation equipment..........................................       127,967       127,966
Office furniture and equipment....................................        91,128       101,551
                                                                    ------------  ------------
                                                                       1,164,917     1,403,481
Less--Accumulated depreciation....................................      (769,109)     (842,100)
                                                                    ------------  ------------
                                                                    $    395,808  $    561,381
                                                                    ------------  ------------
                                                                    ------------  ------------

    Depreciation is determined on the straight-line method using estimated useful lives as follows:

Buildings and improvements........................................   10 years
Machinery and equipment...........................................  4-5 years
Transportation equipment..........................................    5 years
Office furniture and equipment....................................  4-5 years

5. RELATED PARTY TRANSACTIONS

    Certain stockholders of the Company have a combined 92.5% ownership interest in Villazon & Company, Inc. ("Villazon"). The Company purchases tobacco, boxes and other supplies used in production from Villazon and from Oliva Tobacco Company through Villazon. The Company also sells cigars, boxes and tobacco leaf to Villazon. Balances of receivable and payables with related parties are presented as follows:

                                                                        1995          1996
                                                                    ------------  ------------
Receivable:
  Villazon & Company, Inc.........................................  $         --  $  1,287,823
                                                                    ------------  ------------
                                                                    ------------  ------------
Payables:
  Villazon & Company, Inc.........................................  $     17,587  $         --
  Compania Agricola La Venta S.A..................................        52,497        16,248
  Tabacalera Rio Jagua S.A........................................        30,272        24,841
  Procesadora de Tabaco S.A.......................................            --        39,381
  Officials and employees.........................................       180,267        21,767
                                                                    ------------  ------------
                                                                    $    280,623  $    102,237
                                                                    ------------  ------------
                                                                    ------------  ------------

    Payments from Villazon are made when requested by the Company. Approximately $5,668,000, $7,450,000 and $9,637,000 in sales were made in 1994, 1995 and as of
October 31, 1996, respectively to Villazon, and approximately $1,590,000, $2,141,000 and $2,618,000 in purchases were made in 1994, 1995 and as of October 31, 1996, respectively from Villazon. Also, purchases from Oliva Tobacco Company amounted to approximately $2,081,000, $2,531,000 and $2,648,000 for 1994, 1995
and as of October 31, 1996, respectively.

                     HONDURAS AMERICAN TABACO, S.A. DE C.V.

6. STOCK PURCHASE AGREEMENT AND PROPOSED SALE

    Under an agreement between the Company and its stockholders, any stockholder desiring to pledge, encumber or otherwise dispose of his stock in the Company during his lifetime shall first obtain the written consent of the Company and the stockholders. Stock may be sold, however, if the stock is first offered to the nonselling stockholders at the same price and on the same terms and conditions as those offered to the third party. The offered shares may be sold to any other person if both the Company and the remaining stockholders do not exercise their rights. Under terms of the agreement, no purchase price has been predetermined for each share of stock purchased in a transfer upon death.

7. TAX BENEFITS

    The Company is eligible to benefit from the Temporary Import Regime (RIT) through resolutions issued by the Ministry of Economy, which expire in the year 1998. Tax benefits include:

    a) Exemption from payment of certain taxes and customs duties on imports of equipment and raw materials used in the production and exportation of cigars and related products.

    b) Exemption from payment of income tax, for a 10 year period, on profits generated by cigars and related products exports to foreign countries, excluding the Central American region.

8. OPERATING LEASES

    Future minimum rental payments under a noncancellable lease agreement with a related party as of October 31, 1996 are:

1996..............................................................  $   6,000
1997..............................................................     45,000
1998..............................................................     48,000
1999..............................................................     12,000
                                                                    ---------
                                                                    $ 111,000
                                                                    ---------
                                                                    ---------

    Total rental expenses for operating leases were approximately $12,000, $16,000 and $27,800 in 1994, 1995 and 1996, respectively.

9. COMMITMENTS

    On November 25, 1996, the Company's shareholders entered into a preliminary agreement to sell all of their stock of the Company to General Cigar Co., Inc. for $20 million. The purchase agreement and related terms have not been finalized.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THAT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 --------------

                               TABLE OF CONTENTS


                                                    PAGE
Prospectus Summary..............................          3
Risk Factors....................................         10
Use of Proceeds.................................         17
Dividend Policy.................................         17
Capitalization..................................         18
Dilution........................................         19
Selected Combined Financial Data................         20
Unaudited Pro Forma Combined Financial
  Statements....................................         21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         24
Business........................................         29
Management......................................         43
Certain Employee Benefit Matters................         47
The Asset Transfers, The Distribution and The
  Merger........................................         53
Certain Relationships and Related
  Transactions..................................         57
Principal Stockholders..........................         57
Description of Capital Stock....................         60
Description of the Credit Facility..............         63
Shares Eligible for Future Sale.................         64
Underwriting....................................         65
Legal Matters...................................         66
Experts.........................................         67
Additional Information..........................         67
Financial Statements............................        F-1


                                 --------------

    UNTIL         , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.


                                6,000,000 SHARES


                                     [LOGO]

                                 GENERAL CIGAR

                              CLASS A COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                               SMITH BARNEY INC.


                                FEBRUARY  , 1997


-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of Common Stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the New York Stock Exchange listing application fee, are estimates:


DESCRIPTION                                                                                            AMOUNT
-------------------------------------------------------------------------------------------------  ---------------
Securities and Exchange Commission registration fee..............................................  $     36,590.91
National Association of Securities Dealers, Inc. filing fee......................................        12,575
New York Stock Exchange listing application fee..................................................       195,000
Legal fees and expenses..........................................................................       350,000
Accounting fees and expenses.....................................................................       600,000
Printing and engraving fees and expenses.........................................................       250,000
Blue sky fees and expenses.......................................................................         3,000
Transfer agent fees and expenses.................................................................         2,000
Miscellaneous expenses...........................................................................        50,834.09
                                                                                                   ---------------
    Total........................................................................................     1,500,000
                                                                                                   ---------------
                                                                                                   ---------------


------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in any action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article VII of the Bylaws of the Company (filed as Exhibit 3.2) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


    1,000 shares (the "Original Shares") of common stock, par value $0.01 per share, were issued to Culbro Corporation on December 20, 1996. On February 3, 1997, pursuant to the Amended and Restated Certificated of Incorporation of the Company, each Original Share was exchanged for one share of Class B Common Stock. Immediately following such exchange, the Company effected a stock dividend pursuant to which Culbro received 20,086.182 additional shares of Class B Common Stock for each share held by Culbro.


ITEM 16. EXHIBITS.

    (a) Exhibits


EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
     1.1   Form of Underwriting Agreement among General Cigar Holdings, Inc., Donaldson, Lufkin & Jenrette
           Securities Corporation and Smith Barney Inc.
     2.1   Form of Distribution Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
     2.2   Form of Merger Agreement among Culbro Corporation and General Cigar Holdings, Inc.
     3.1   Certificate of Incorporation of General Cigar Holdings, Inc.
     3.2   Bylaws of General Cigar Holdings, Inc.
    *5.1   Opinion of Latham & Watkins regarding the legality of the securities being issued
    10.1   Asset Purchase Agreement, dated as of December 20, 1996, among General Cigar Co., Inc., Villazon &
           Company, Inc. and the Stockholders (as defined therein)
    10.2   Stock Purchase Agreement, dated as of December 23, 1996, among General Cigar Co., Inc., Honduras
           American Tabaco, S.A. de C.V., and the Sellers (as defined therein), as amended
   *10.3   Form of Tax Sharing Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
    10.4   Form of Benefits and Employment Matters Allocation Agreement among Culbro Corporation, Culbro Land
           Resources, Inc. and General Cigar Holdings, Inc.
    10.5   Form of Services Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
    10.6   Form of Agricultural Lease between Culbro Land Resources, Inc. and General Cigar Holdings, Inc.
    10.7   Employment Agreement between Culbro Corporation and Jay M. Green, dated as of April 8, 1994 and as amended on January 11, 1997
    10.8   Form of 1997 Stock Option Plan of General Cigar Holdings, Inc.
    10.9   1996 Stock Plan of Culbro Corporation, dated as of March 15, 1996 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 15, 1996, for its Annual Meeting of
           Shareholders held on April 11, 1996)
    10.10  1992 Stock Plan of Culbro Corporation, dated December 10, 1993 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3, 1993, for its Annual Meeting of
           Shareholders held on April 8, 1993)
    10.11  Stock Option Plan for Non-employee Directors of Culbro Corporation, dated December 10, 1993
           (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3,
           1993, for its Annual Meeting of Shareholders held on April 8, 1993)

EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.12  1991 Employees Incentive Stock Option Plan of Culbro Corporation, dated as of January 31, 1991 and as amended on February 12, 1985 (incorporated by reference to the definitive proxy statement of Culbro
           Corporation, dated April 9, 1991, for its Annual Meeting of Shareholders held on May 9, 1993)
    10.13  Annual Incentive Compensation Plan of Culbro Corporation, dated as of December 7, 1995
    10.14  Annual Incentive Compensation Plan of General Cigar Co., Inc., dated as of December 7, 1995
    10.15  Long Term Performance Plan of Culbro Corporation for the three-year period 1995-1997
    10.16  Deferred Incentive Compensation Plan of Culbro Corporation, dated as of December 13, 1982 and as amended on February 12, 1985
    10.17  Credit Agreement dated as of January 21, 1997 among General Cigar Co., Inc. as Borrower; General Cigar
           Holdings, Inc., 387 PAS Corp., Club Macanudo, Inc., GCH Transportation, Inc. and Villazon & Company,
           Inc., as Guarantors; the Lenders from time to time parties thereto; and Chase Securities as arranger, with the Chase Manhattan Bank as Administrative Agent
    10.18  Employment and Consulting Agreement between General Cigar Co., Inc. and Frank Llaneza, dated as of
           January 21, 1997
    10.19  Employment and Consulting Agreement between General Cigar Co., Inc. and Daniel Blumenthal, dated as of
           January 21, 1997
    10.20  Employment and Consulting Agreement between General Cigar Co., Inc. and Constantino Gonzalez, dated as of January 21, 1997
    21.1   Subsidiaries of General Cigar Holdings, Inc.
    23.1   Consent of Price Waterhouse LLP regarding the combined financial statements of the Company
    23.2   Consent of Price Waterhouse LLP regarding the consolidated financial statements of Villazon & Company,
           Inc. and Subsidiary
    23.3   Consent of Price Waterhouse regarding the financial statements of Honduras American Tabaco, S.A. de
           C.V.
   *23.4   Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 hereto)
  **24.1   Powers of Attorney (included on the signature page hereto)
   *27.1   Financial Data Schedule


------------------------

 *  To be filed by amendment.


**  Previously filed.


    (b) Financial Statement Schedule

    None.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes to the Underwriters at the closing specified in the Underwriting Agreement, to deliver certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (c) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form Prospectus shall be deemed to be a new registration statement relating to the securities offered therein,, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York, State of New York on February 4, 1997.


                                GENERAL CIGAR HOLDINGS, INC.

                                BY:          /S/ EDGAR M. CULLMAN, JR.
                                     -----------------------------------------
                                               Edgar M. Cullman, Jr.
                                                     PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.



          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

  /s/ EDGAR M. CULLMAN, JR.     President Director
------------------------------                                February 4, 1997
    Edgar M. Cullman, Jr.

              *                 Executive Vice President,
------------------------------    Chief Financial Officer     February 4, 1997
         Jay M. Green             and Treasurer

              *                 Senior Vice President--
------------------------------    Controller                  February 4, 1997
        Joseph C. Aird

              *                          Director
------------------------------                                February 4, 1997
       Edgar M. Cullman

              *                          Director
------------------------------                                February 4, 1997
       John L. Bernbach

              *                          Director
------------------------------                                February 4, 1997
        John L. Ernst

              *                          Director
------------------------------                                February 4, 1997
       Thomas C. Israel

              *                          Director
------------------------------                                February 4, 1997
        Dan W. Lufkin

  By: /s/ EDGAR M. CULLMAN,
             JR.
------------------------------
      Edgar M. Cullman, Jr.
       ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------

     1.1   Form of Underwriting Agreement among General Cigar Holdings, Inc., Donaldson, Lufkin & Jenrette
           Securities Corporation and Smith Barney Inc.
     2.1   Form of Distribution Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
     2.2   Form of Merger Agreement among Culbro Corporation and General Cigar Holdings, Inc.
     3.1   Certificate of Incorporation of General Cigar Holdings, Inc.
     3.2   Bylaws of General Cigar Holdings, Inc.
    *5.1   Opinion of Latham & Watkins regarding the legality of the securities being issued
    10.1   Asset Purchase Agreement, dated as of December 20, 1996, among General Cigar Co., Inc., Villazon &
           Company, Inc. and the Stockholders (as defined therein)
    10.2   Stock Purchase Agreement, dated as of December 23, 1996, among General Cigar Co., Inc., Honduras
           American Tabaco, S.A. de C.V., and the Sellers (as defined therein), as amended
   *10.3   Form of Tax Sharing Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
    10.4   Form of Benefits and Employment Matters Allocation Agreement among Culbro Corporation, Culbro Land
           Resources, Inc. and General Cigar Holdings, Inc.
    10.5   Form of Services Agreement among Culbro Corporation, Culbro Land Resources, Inc. and General Cigar
           Holdings, Inc.
    10.6   Form of Agricultural Lease between Culbro Land Resources, Inc. and General Cigar Holdings, Inc.
    10.7   Employment Agreement between Culbro Corporation and Jay M. Green, dated as of April 8, 1994 and as amended on January 11, 1997
    10.8   Form of 1997 Stock Option Plan of General Cigar Holdings, Inc.
    10.9   1996 Stock Plan of Culbro Corporation, dated as of March 15, 1996 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 15, 1996, for its Annual Meeting of
           Shareholders held on April 11, 1996)
    10.10  1992 Stock Plan of Culbro Corporation, dated December 10, 1993 (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3, 1993, for its Annual Meeting of
           Shareholders held on April 8, 1993)
    10.11  Stock Option Plan for Non-employee Directors of Culbro Corporation, dated December 10, 1993
           (incorporated by reference to the definitive proxy statement of Culbro Corporation, dated March 3,
           1993, for its Annual Meeting of Shareholders held on April 8, 1993)
    10.12  1991 Employees Incentive Stock Option Plan of Culbro Corporation, dated as of January 31, 1991 and as amended on February 12, 1985 (incorporated by reference to the definitive proxy statement of Culbro
           Corporation, dated April 9, 1991, for its Annual Meeting of Shareholders held on May 9, 1993)
    10.13  Annual Incentive Compensation Plan of Culbro Corporation, dated as of December 7, 1995
    10.14  Annual Incentive Compensation Plan of General Cigar Co., Inc., dated as of December 7, 1995
    10.15  Long Term Performance Plan of Culbro Corporation for the three-year period 1995-1997
    10.16  Deferred Incentive Compensation Plan of Culbro Corporation, dated as of December 13, 1982 and as amended on February 12, 1985

EXHIBIT
   NO.                                                   DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
    10.17  Credit Agreement dated as of January 21, 1997 among General Cigar Co., Inc. as Borrower; General Cigar
           Holdings, Inc., 387 PAS Corp., Club Macanudo, Inc., GCH Transportation, Inc. and Villazon & Company,
           Inc., as Guarantors; the Lenders from time to time parties thereto; and Chase Securities as arranger, with the Chase Manhattan Bank as Administrative Agent
    10.18  Employment and Consulting Agreement between General Cigar Co., Inc. and Frank Llaneza, dated as of
           January 21, 1997
    10.19  Employment and Consulting Agreement between General Cigar Co., Inc. and Daniel Blumenthal, dated as of
           January 21, 1997
    10.20  Employment and Consulting Agreement between General Cigar Co., Inc. and Constantino Gonzalez, dated as of January 21, 1997
    21.1   Subsidiaries of General Cigar Holdings, Inc.
    23.1   Consent of Price Waterhouse LLP regarding the combined financial statements of the Company
    23.2   Consent of Price Waterhouse LLP regarding the consolidated financial statements of Villazon & Company,
           Inc. and Subsidiary
    23.3   Consent of Price Waterhouse regarding the financial statements of Honduras American Tabaco, S.A. de
           C.V.
   *23.4   Consent of Latham & Watkins (included in the opinion filed as Exhibit 5.1 hereto)
  **24.1   Powers of Attorney (included on the signature page hereto)
   *27.1   Financial Data Schedule


------------------------

 *  To be filed by amendment.


**  Previously filed